10/16

06017718

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Pharmaceutical Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 3 0 2006
THOMSON FINANCIAL

FILE NO. 82- 04135

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 10/26/06

CONTENTS

BOARD OF DIRECTORS

Executive Directors:
CAI Dong Chen *(Chairman)*
WEI Fu Min
YUE Jin
JI Jian Ming
YAO Shi An
FENG Zhen Ying
CHAK Kin Man

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhen Xing
QI Mou Jia
GUO Shi Chang
CHAN Siu Keung, Leonard

SOLICITORS

Woo, Kwan, Lee & Lo
27th Floor, Jardine House
1 Connaught Place
Hong Kong

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

AUTHORISED REPRESENTATIVES

WEI Fu Min
CHAK Kin Man

COMPANY SECRETARY

LEE Ka Sze, Carmelo

REGISTERED OFFICE

Room 3805
38th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
26th Floor
Tesbury Centre
Queen's Road East
Hong Kong

PRINCIPAL BANKERS

China Construction Bank, Shijiazhuang Branch
China Minsheng Banking Corporation Limited, Shijiazhuang Branch
CITIC Ka Wah Bank Limited
The Hong Kong and Shanghai Banking Corporation Limited
The Industrial and Commercial Bank of China, Shijiazhuang Branch

STOCK EXCHANGE

The Stock Exchange of Hong Kong Limited

STOCK CODE

1093


China Pharmaceutical Group Limited
100%
Tin Lon Investment Limited
100%
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Neimenggu) Co., Ltd.
80.42%
Neimenggu Zhongxingyuan Sewage Treatment Co., Ltd.
100%
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.
100%
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Golden Wing Limited
100%
Unity Pacific Limited
100%
Weikai Pharmaceutical (Shijiazhuang) Co., Ltd.
100%
Netcom Resources Limited
100%
NBP Pharmaceutical Co., Ltd.
100%
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.
100%
Zhongqi Pharmaceutical Technology (S) PTE. Ltd.
79.04%
20.17%
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.
50%
Hebei Huarong Pharmaceutical Co., Ltd.
90%
M2b.com.hk Limited
80%
China Nutraceuticals Limited
85%
Hebei Zhongrun Huanbao Co., Ltd.

On behalf of the Board of Directors, I am pleased to present the annual report of the Company for the year ended December 31, 2005.

RESULTS

In 2005, the Group's turnover and net profit amounted to HK$3,192.1 million and HK$156.5 million, representing an increase of 30% and a decrease of 36% over 2004, respectively.

The Board of Directors does not recommend the payment of a final dividend for the year ended December 31, 2005.

BUSINESS REVIEW AND OUTLOOK

Vitamin C Series

The total output of this series for the year amounted to 28,655 tonnes, an increase of 56% over last year. Following the significant expansion of the production capacity in the PRC, price of vitamin C had been continuously under pressure. The average price of vitamin C decreased from US$3.61 per kg at the beginning of the year to US$2.94 per kg at the end of the year. The average price for the whole year was US$3.24 per kg, a decrease of 24% as compared with US$4.26 per kg in the previous year. The gross profit margin of the entire series decreased from 41.8% in the previous year to 25.6% in the current year.

In view of the existing production capacity in the PRC, it is expected that the weak price will last some time. The Group will continue to expand its customer base and strengthen the business relations with its existing customers. We will also increase the proportion of our downstream products according to market demand in order to improve profitability of this series.

Penicillin Series

The total output of this series for the year amounted to 7,279 tonnes, an increase of 60% over last year. Owing to the intense market competition and the excessive production capacity, prices remained low. The average prices of penicillin industrial salt and amoxicillin for the year were US$9.27 and US$21.26 per kg respectively. The gross profit margin of the entire series decreased from 15.9% in the previous year to 6.9% in the current year.

Market consolidation still persists. However, the gradual increase in the utilization rate of the Group's production lines in Inner Mongolia will help improve the performance of this series.

Cephalosporin Series

The total output of this series for the year amounted to 1,438 tonnes, an increase of 66% over last year. Demand for 7-ACA was strong in the current year and the price went up correspondingly. The average price of 7-ACA for the year was US$92.82 per kg, an increase of 9% as compared with US$85.13 per kg in the previous year. The gross profit margin of the entire series increased from 17.8% in the previous year to 24.4% in the current year.

Since the production capacity of 7-ACA in the PRC has increased significantly in the current year, excessive supply starts to develop. It is expected that product prices will be increasingly under pressure. At the beginning of 2006, the price of 7-ACA has declined to approximately US$83 per kg.

Finished Drugs

Despite of the fierce market competition, this business unit still recorded a growth rate of 17% in the current year. Revenue increased to HK$1,110 million with a gross profit margin of 24.2%. While the sales revenue was increasing, distribution costs also increased substantially, thereby bringing down the operating profit of this business unit to HK$63 million in the current year, a decrease of 7% over last year.

Market competition is expected to remain fierce. The Group will continue to implement effective sales strategies so as to strive for business growth.

Patent Drug

The clinical trials of the patent drug, butylphthalide, in the PRC have been finished. The drug was launched to the market in the second half of the year and market response was desirable initially. As market build-up work is still in its early stage, this business unit is not expected to contribute considerable profit in the short term.

FINANCIAL REVIEW

Liquidity and Financial Position

In 2005, the Group's operating activities generated a net cash inflow of HK$186,908,000. Capital expenditure reached HK$539,000,000, which was financed by internal resources and bank loans. At December 31, 2005, the Group's current ratio was 1.10, a slight improvement as compared with 0.95 at the end of previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in the PRC) decreased to 51 days as compared with 59 days in the previous year. As affected by the unfavourable market conditions, inventory turnover period (ratio of inventories balance to cost of goods sold) increased to 110 days as compared with 91 days in the previous year.

At December 31, 2005, the Group had total borrowings of HK$1,491,038,000 (comprising bank loans of HK$1,435,550,000 and loans from ultimate holding company of HK$55,488,000). The maturity profile of the total borrowings spreads over a period of four years with HK$344,804,000 repayable within one year and HK$1,146,234,000 between one to four years. Net gearing ratio was 41%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$475,134,000 over equity at the balance sheet date.

45% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 55% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. Our exposure to foreign exchange rate fluctuations is limited as the exchange rates between these currencies are relatively stable.

Pledge of Assets

At December 31, 2005, bank balances of HK$2,428,000 and bills receivable of HK$3,828,000 were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiary are named as, among others, defendants in certain antitrust complaints filed in the United States of America ("United States"). These antitrust complaints alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volume of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws in the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the above-mentioned antitrust complaints filed in the United States. Up to the date of this report, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors of the Company are of the view that the allegations in the antitrust complaints are without merits and, the directors of the Company intend to contest to the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

EMPLOYEES

At the balance sheet date, the Group had about 12,098 employees and the majority of them are employed in the PRC. The Group offers competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

ACKNOWLEDGEMENT

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks to our shareholders for their support and to our staff for their commitment and diligence during the year.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, April 11, 2006

Corporate Governance Practices

The Company is committed to ensuring a high standard of corporate governance. The Board believes that good corporate governance practices are increasingly important for maintaining and promoting the confidence of shareholders. The Board will review its corporate governance practices from time to time to ensure they reflect the latest development and meet the expectations of the shareholders.

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") during the year ended December 31, 2005 with certain deviations from code provision A.2.1 as set out in this report.

Board of Directors

The Board currently comprises seven executive directors, one non-executive director and four independent non-executive directors. One of the independent non-executive directors has the appropriate professional accounting experience and expertise. The biographies of the directors are set out on pages 11 to 13 of the annual report.

The Board is responsible for establishing strategic direction, setting objectives and business plans and monitoring performance. The management of the subsidiaries of the Company is responsible for the day-to-day management and operation of their respective individual business units.

The Board meets regularly to review the financial and operating performance of the Group and approve business plans. Four regular board meetings were held at approximately quarterly interval in 2005 and the individual attendance of each director at the board meetings during 2005 is set out below:

Directors	Attendance	
Executive Directors:		
Mr. Cai Dong Chen *(Chairman)*	4	
Mr. Ding Er Gang	3	*(resigned during the year, attendance rate was 100% in 2005)*
Mr. Wei Fu Min	3	
Mr. Yue Jin	4	
Mr. Ji Jian Ming	3	*(appointed during the year, attendance rate was 75% in 2005)*
Mr. Yao Shi An	4	*(appointed during the year, attendance rate was 100% in 2005)*
Mr. Chak Kin Man	1	*(appointed during the year, attendance rate was 100% in 2005)*
Non-Executive Director:		
Mr. Lee Ka Sze, Carmelo	4	
Independent Non-Executive Directors:		
Mr. Huo Zhen Xing	4	
Mr. Qi Mou Jia	2	
Mr. Guo Shi Chang	2	
Mr. Chan Siu Keung, Leonard	4	

Chairman and Managing Director

Code provision A.2.1 of the Code stipulates that the roles of chairman and managing director should be separate and should not be performed by the same individual. Prior to December 1, 2005, Mr. Cai Dong Chen was the Chairman of the Board and Mr. Ding Er Gang was the managing director of the Company with their roles segregated. Since the resignation of Mr. Ding as executive director and managing director of the Company on December 1, 2005, Mr. Cai has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

Non-Executive Directors

Each of the non-executive director and independent non-executive directors has entered into a service contract with the Company on December 31, 2004 for a term of two years subject to the requirement that one-third of all the directors shall retire from office by rotation at each annual general meeting pursuant to the Articles of Association of the Company.

Remuneration of Directors

The Remuneration Committee of the Company is responsible for reviewing the remuneration policies, approving the salary, bonus and other benefits of executive directors and recommending to the Board remuneration of non-executive directors. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhen Xing.

In 2005, no formal meeting was held but written consent was obtained from all members of the committee for fixing the discretionary bonus payable to an executive director upon his resignation and the emolument of a newly appointed executive director. A meeting was held with full attendance in January 2006 and a written resolution was signed by all members in March 2006 to fix the 2005 discretionary bonus and the 2006 emoluments of the executive directors. In making recommendations to the Board, the Committee based on its review of the operating results of the Group, individual performance and comparable market statistics.

Nomination of Directors

The Board has not established a nomination committee. According to the Articles of Association of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. The Board reviews the structure, size and composition of the Board from time to time and makes recommendation on the appointment of directors.

During 2005, the Board has reviewed the need to appoint new directors in light of the business development of the Group and the resignation of a director. Nomination was made by members of the Board based on the need of the Company and the expertise and experience of individual candidate. Two meetings were held in 2005, which were attended by Mr. Cai Dong Chen, Mr. Ding Er Gang and Mr. Wei Fu Min, to consider and approve the appointment of three new executive directors.

Directors' Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Having made specific enquiry, all directors have complied with the required standard set out in the Model Code throughout the year of 2005.

Audit Committee

The Audit Committee of the Company is responsible for providing an independent review of the effectiveness of the financial reporting process and internal control system of the Group. The committee currently comprises three members, namely Mr. Chan Siu Keung, Leonard (Chairman), Mr. Lee Ka Sze, Carmelo and Mr. Huo Zhen Xing.

The committee held four meetings in 2005 and recorded full attendance for all meetings. At the meetings, the committee considered the fees charged by the auditors, reviewed the quarterly, half-yearly and annual financial statements, reviewed the auditors' management letter and management response and reviewed the annual budget of the Group.

Based on the review and discussion at the meetings, the committee recommended to the Board to approve the quarterly, half-yearly and annual results of the Group and to adopt the measures to improve the internal control system as suggested by the auditors in the management letters.

Auditors' Remuneration

During the year, the auditors of the Company charged HK$1,600,000 for audit services and HK$952,000 for non-audit services. The non-audit services consist of review of quarterly and half-yearly financial statements and certain agreed-upon procedures.

Financial Reporting

The Board acknowledges its responsibility for preparing the financial statements of the Company and the Group. The reporting responsibilities of the auditors are set out in the auditors' report on pages 16 to 17 of the annual report.

Shareholder Communication

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include general meetings, interim and annual reports, announcements and circulars. Procedure for voting by poll has been included in the circulars of the Company accompanying notices convening general meetings and has been read out by the chairman at the general meetings held in 2005.

At the 2005 annual general meeting, a separate resolution was proposed by the chairman in respect of each separate issue, including re-election of directors. The respective chairman of the Board, Audit Committee and Remuneration Committee attended the 2005 annual general meeting to answer questions raised by shareholders.

The directors submit their annual report together with the audited financial statements for the year ended December 31, 2005.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. Details of the activities of its subsidiaries and jointly controlled entity are set out in notes 40 and 23 to the financial statements, respectively.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales and purchases attributable to the Group's five largest customers and suppliers were less than 30% of the Group's total sales and purchases for the year, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2005 are set out in the consolidated income statement on page 18 of the annual report.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

DISTRIBUTABLE RESERVES OF THE COMPANY

The Company's reserves available for distribution to shareholders as at December 31, 2005 comprised the retained profits of HK$187,898,000 (2004: HK$174,282,000).

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group continued to expand and upgrade its production facilities for bulk drug products and finished drug products. Details of these and other movements during the year in the property, plant and equipment of the Group are set out in note 16 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements during the year in the share capital and share options of the Company are set out in notes 32 and 33 to the financial statements, respectively.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Cai Dong Chen, Chairman	
Wei Fu Min	
Yue Jin	
Feng Zhen Ying	
Ji Jian Ming	(appointed on February 28, 2005)
Yao Shi An	(appointed on February 28, 2005)
Chak Kin Man	(appointed on December 1, 2005)
Ding Er Gang	(resigned on December 1, 2005)

DIRECTORS – continued

Non-executive director:

Lee Ka Sze, Carmelo

Independent non-executive directors:

Huo Zhen Xing
Qi Mou Jia
Guo Shi Chang
Chan Siu Keung, Leonard

In accordance with Article 92 of the Company's Article of Association, Mr. Chak Kin Man retires at the forthcoming annual general meeting and being eligible, offers himself for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Yue Jin, Feng Zhen Ying, Huo Zhen Xing and Guo Shi Chang retire at the forthcoming annual general meeting by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

Each of the non-executive director and independent non-executive directors of the Company has entered into a service contract with the Company on December 31, 2004 for a term of two years.

Other than as disclosed above, no directors proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

CAI Dong Chen

Mr. Cai, aged 52, is the Chairman of the Company and was appointed as an executive director of the Company in 1998. He is also the Chairman of Shijiazhuang Pharmaceutical Group Company Limited (''SPG''), the Company's ultimate holding company. Mr. Cai graduated from Hebei Pharmaceutical Finance College in the People's Republic of China (the ''PRC'') and joined SPG in 1972. Mr. Cai has over thirty years of technical and management experience in the pharmaceutical industry.

WEI Fu Min

Mr. Wei, aged 59, was appointed as an executive director of the Company in 1994. He graduated from Tianjin Industrial College in the PRC and has over thirty years of technical and management experience in the pharmaceutical industry.

YUE Jin

Mr. Yue, aged 42, was appointed as an executive director of the Company in 2001. He graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

JI Jian Ming

Mr. Ji, aged 43, was appointed as an executive director of the Company in 2005. He graduated from Hebei University in the PRC and has more than twenty years of technical and management experience in the pharmaceutical industry.

YAO Shi An

Mr. Yao, aged 56, was appointed as an executive director of the Company in 2005. He graduated from Beijing Technology and Business University in the PRC and has over thirty years of technical and management experience in the pharmaceutical industry.

FENG Zhen Ying

Mr. Feng, aged 50, was appointed as an executive director of the Company in 2003. He graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

CHAK Kin Man

Mr. Chak, aged 40, joined the Company in 1999 as financial controller and was appointed as an executive director of the Company in 2005. He is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He graduated from the University of Hong Kong and has over sixteen years of experience in auditing and financial management.

LEE Ka Sze, Carmelo

Mr. Lee, aged 45, was appointed as an independent non-executive director of the Company in 1996 and re-designated as a non-executive director in 2004. He is a solicitor by profession and is a partner of a law firm in Hong Kong.

HUO Zhen Xing

Mr. Huo, aged 70, was appointed as an independent non-executive director of the Company in 1994. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

QI Mou Jia

Mr. Qi, aged 73, was appointed as an independent non-executive director of the Company in 1996. He was the former director of the State Drug Administration of China (the "SDA", now known as the State Food and Drug Administration of China). He was the deputy chairman and chairman of the SDA in 1978 and 1982-1994 respectively.

GUO Shi Chang

Mr. Guo, aged 64, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government, the PRC from 1993 to 2002.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT – continued

CHAN Siu Keung, Leonard

Mr. Chan, aged 48, was appointed as an independent non-executive director of the Company in 2004. He is a qualified accountant and a member of the Institute of Chartered Accountants of Ontario. He holds a Master of Business Administration degree from York University, Ontario, Canada and has extensive experience in finance and investment.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Woo, Kwan, Lee & Lo, a firm of solicitors of which Mr. Lee Ka Sze, Carmelo is a partner, rendered professional services to the Group for which it received normal remuneration.

Other than as disclosed above, no contracts of significance to which the Company, its holding company, or any of its fellow subsidiaries or subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2005, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Long positions:

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Mr. Cai Dong Chen	Beneficial owner	2,000,000	0.13%
Mr. Chak Kin Man	Beneficial owner	4,000	0.00026%

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed in note 33 to the financial statements, at no time during the year was the Company, its holding company, or any of its fellow subsidiaries or subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

As at December 31, 2005, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests in the issued share capital of the Company.

Name of substantial shareholder	Capacity	Number of ordinary shares of the Company held	Percentage of issued share capital
SPG	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%
Templeton Investment Counsel, LLC	Investment manager	77,078,246	5.01%

Note: In respect of the 783,316,161 shares, 773,436,399 shares are held by SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company or any other interests representing 5% or more of the issued share capital of the Company as at December 31, 2005.

CONNECTED TRANSACTIONS

Details of the discloseable connected transactions during the year are set out in note 28 to the financial statements. Pursuant to Rule 14A.38 of the Listing Rules, the board of directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Group. The auditors have reported their factual findings on these procedures to the board of directors. The independent non-executive directors have reviewed the continuing connected transactions and the report of the auditors and have confirmed that the transactions have been entered into by the Group:

(i) in the ordinary and usual course of the Group's business;

(ii) either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISCLOSURE UNDER RULE 13.18 OF THE LISTING RULES

Pursuant to two bank loan agreements, it will be an event of default under each of the loan agreements if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of the two bank loans at December 31, 2005 was amounted to HK$670,000,000 and the last instalment repayment is due in April 2009.

Save as disclosed above, there are no other events which are required to be disclosed by the Company under Rule 13.18 of the Listing Rules.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

EMOLUMENT POLICY

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme are set out in note 33 to the financial statements.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules throughout the year ended December 31, 2005.

POST BALANCE SHEET EVENT

Details of significant event occurring after the balance sheet date are set out in note 41 to the financial statements.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Cai Dong Chen
CHAIRMAN

Hong Kong, April 11, 2006

Deloitte.
德勤

TO THE SHAREHOLDERS OF CHINA PHARMACEUTICAL GROUP LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of China Pharmaceutical Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") from pages 18 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, April 11, 2006

For the year ended December 31, 2005

	NOTES	**2005**	2004
		HK$'000	*HK$'000*
			(Restated)
Revenue	8	**3,192,065**	2,450,649
Cost of sales		**(2,498,501)**	(1,819,804)
Gross profit		**693,564**	630,845
Other income		**21,157**	14,677
Distribution costs		**(182,723)**	(131,453)
Administrative expenses		**(293,231)**	(230,004)
Other expenses		**(20,537)**	(10,948)
Share of results of a jointly controlled entity		**(1,099)**	3,419
Finance costs	9	**(68,139)**	(27,959)
Profit before tax	10	**148,992**	248,577
Income tax	11	**7,301**	(3,185)
Profit for the year		**156,293**	245,392
Attributable to:			
Equity holders of the Company		**156,518**	245,011
Minority interests		**(225)**	381
		156,293	245,392
Dividend	14	–	–
Earnings per share	15		
Basic		**HK10.18 cents**	HK15.93 cents
Diluted		**N/A**	N/A

At December 31, 2005

	NOTES	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Property, plant and equipment	16	**3,176,949**	2,908,317
Prepaid lease payments	17	**154,612**	101,450
Intangible assets	20	**61,233**	69,950
Goodwill	21	**55,764**	55,764
Interest in a jointly controlled entity	23	**24,086**	24,654
Loan receivable	24	–	655
Pledged bank deposits	25	**2,428**	9,416
Deposits paid for acquisition of property, plant and equipment		–	47,305
		3,475,072	3,217,511
Current assets			
Inventories	26	**756,053**	452,855
Trade and other receivables	27	**512,987**	413,629
Bills receivable		**118,281**	90,331
Prepaid lease payments	17	**4,474**	2,837
Loan receivable	24	**670**	795
Tax recoverable		**8,096**	–
Trade receivables due from related companies	28	**14,393**	3,854
Amount due from a jointly controlled entity	28	**17,047**	16,806
Pledged bank deposits	25	–	7,282
Bank balances and cash		**472,706**	501,346
		1,904,707	1,489,735
Current liabilities			
Trade and other payables	29	**974,756**	861,340
Bills payable		**403,876**	388,040
Amounts due to related companies	28	**4,146**	58,423
Trade payable due to a jointly controlled entity	28	**3,107**	4,414
Tax liabilities		**7,328**	3,892
Bank loans – due within one year	30	**344,804**	249,813
		1,738,017	1,565,922
Net current assets (liabilities)		**166,690**	(76,187)
Total assets less current liabilities		**3,641,762**	3,141,324

At December 31, 2005

	NOTES	**2005**	2004
		HK$'000	*HK$'000*
			(Restated)
Non-current liabilities			
Loans from ultimate holding company	31	**55,488**	54,818
Bank loans – due after one year	30	**1,090,746**	817,409
		1,146,234	872,227
		2,495,528	2,269,097
Capital and reserves			
Share capital	32	**153,812**	153,812
Reserves		**2,331,020**	2,105,227
Equity attributable to equity holders of the Company		**2,484,832**	2,259,039
Minority interests		**10,696**	10,058
		2,495,528	2,269,097

The financial statements from pages 18 to 64 were approved and authorised for issue by the Board of Directors on April 11, 2006 and are signed on its behalf by:

Cai Dong Chen
Director

Wei Fu Min
Director

At December 31, 2005

	NOTES	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	16	**1,115**	1,708
Investments in subsidiaries	18	**1,202,052**	1,161,737
		1,203,167	1,163,445
Current assets			
Other receivables		**6,592**	5,629
Amounts due from subsidiaries	19	**908,243**	925,128
Bank balances and cash		**24,393**	99,803
		939,228	1,030,560
Current liabilities			
Other payables		**13,654**	11,700
Amount due to ultimate holding company	28	**–**	54,141
Amount due to a subsidiary	19	**304**	8,323
Bank loans – due within one year	30	**96,000**	185,020
		109,958	259,184
Net current assets		**829,270**	771,376
Total assets less current liabilities		**2,032,437**	1,934,821
Non-current liability			
Bank loans – due after one year	30	**574,000**	490,000
		1,458,437	1,444,821
Capital and reserves			
Share capital	32	**153,812**	153,812
Reserves	34	**1,304,625**	1,291,009
		1,458,437	1,444,821

Cai Dong Chen
Director

Wei Fu Min
Director

For the year ended December 31, 2005

	Attributable to equity holders of the Company									
	Share capital *HK$'000*	Share premium *HK$'000*	Capital contribution *HK$'000*	Goodwill reserve *HK$'000*	Translation reserve *HK$'000*	Non-distributable reserves *HK$'000* *(Note)*	Retained profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
At January 1, 2004	153,812	1,116,727	–	(167,254)	2,692	194,110	821,610	2,121,697	–	2,121,697
Effects of changes in accounting policies (see note 3)	–	–	–	–	–	–	–	–	8,272	8,272
At January 1, 2004 as restated	153,812	1,116,727	–	(167,254)	2,692	194,110	821,610	2,121,697	8,272	2,129,969
Profit for the year	–	–	–	–	–	–	245,011	245,011	381	245,392
Share of non-distributable reserves of a jointly controlled entity	–	–	–	–	–	865	(865)	–	–	–
Transfers	–	–	–	–	–	81,359	(81,359)	–	–	–
Capital contributions by minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	1,966	1,966
Dividends paid to minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	(561)	(561)
Dividends paid	–	–	–	–	–	–	(107,669)	(107,669)	–	(107,669)
At December 31, 2004	153,812	1,116,727	–	(167,254)	2,692	276,334	876,728	2,259,039	10,058	2,269,097
Effects of changes in accounting policies (see note 3)	–	–	1,362	–	–	–	(515)	847	–	847
At January 1, 2005 as restated	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
Exchange differences arising on translation of foreign operations recognised directly in equity	–	–	–	–	68,428	–	–	68,428	218	68,646
Profit for the year	–	–	–	–	–	–	156,518	156,518	(225)	156,293
Total recognised income and expense for the year	–	–	–	–	68,428	–	156,518	224,946	(7)	224,939
Transfers	–	–	–	–	–	79,190	(79,190)	–	–	–
Capital contributions by minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	1,331	1,331
Dividends paid to minority shareholders of a subsidiary	–	–	–	–	–	–	–	–	(686)	(686)
At December 31, 2005	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
Attributed to:										
The Company and its subsidiaries	153,812	1,116,727	1,362	(160,130)	70,481	349,031	949,449	2,480,732	10,696	2,491,428
A jointly controlled entity	–	–	–	(7,124)	639	6,493	4,092	4,100	–	4,100
	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528

Note: The non-distributable reserves represent statutory reserves appropriated from the profit after tax of the Company's subsidiaries and jointly controlled entity in the People's Republic of China (the "PRC") under the laws and regulations of the PRC.

For the year ended December 31, 2005

	2005 HK$'000	2004 HK$'000 (Restated)
OPERATING ACTIVITIES		
Profit before tax	**148,992**	248,577
Adjustments for:		
Interest income	**(2,687)**	(2,454)
Share of results of a jointly controlled entity	**1,099**	(3,419)
Finance costs	**68,139**	27,959
Amortisation of intangible assets	**16,585**	12,405
Amortisation of goodwill	–	3,183
Depreciation of property, plant and equipment	**245,456**	162,621
Amortisation of prepaid lease payments	**4,474**	5,615
Loss on disposal of property, plant and equipment	**15,780**	5,553
Operating cash flows before movements in working capital	**497,838**	460,040
Increase in inventories	**(303,198)**	(161,001)
(Increase) decrease in trade and other receivables	**(99,358)**	24,943
(Increase) decrease in bills receivable	**(27,950)**	1,146
Increase in trade receivables due from related companies	**(10,539)**	(1,325)
Increase in amount due from a jointly controlled entity	**(241)**	(4,677)
Increase in trade and other payables	**113,416**	103,313
Increase in bills payable	**15,836**	88,695
Decrease in amounts due to related companies	**(136)**	(21,829)
(Decrease) increase in trade payable due to a jointly controlled entity	**(1,307)**	4,254
Cash generated from operations	**184,361**	493,559
PRC Enterprise Income Tax refunds	**10,859**	10,482
PRC Enterprise Income Tax paid	**(8,312)**	(26,944)
NET CASH FROM OPERATING ACTIVITIES	**186,908**	477,097
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(421,168)**	(1,074,921)
Prepayment of land leases	**(57,005)**	(6,946)
Purchase of technical know-how	**(6,521)**	(9,760)
Decrease in pledged bank deposits	**14,270**	61,734
Proceeds from disposal of property, plant and equipment	**7,987**	6,483
Interest received	**2,687**	2,454
Repayment of loan receivable	**780**	795
Deposits paid for acquisition of property, plant and equipment	–	(47,305)
Purchase of utility rights	–	(12,164)
NET CASH USED IN INVESTING ACTIVITIES	**(458,970)**	(1,079,630)

For the year ended December 31, 2005

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
FINANCING ACTIVITIES		
Bank loans raised	**1,252,440**	959,620
Capital contributed by minority shareholders of a subsidiary	**1,331**	1,966
Repayment of bank loans	**(893,119)**	(198,747)
Dividends paid to minority shareholders	**(686)**	(561)
Dividends paid	**(54,141)**	(53,528)
Repayment of loans from ultimate holding company	**–**	(46,772)
Interest paid	**(74,862)**	(31,298)
NET CASH FROM FINANCING ACTIVITIES	**230,963**	630,680
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(41,099)**	28,147
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	**501,346**	473,199
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**12,459**	–
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR, represented by bank balances and cash	**472,706**	501,346

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company's parent and ultimate holding company is Shijiazhuang Pharmaceutical Group Company Limited ("SPG"), a state-owned enterprise incorporated in the People's Republic of China (the "PRC"). SPG, together with the companies under its control, other than the Company and its subsidiaries (collectively referred to as the "Group"), will hereinafter be referred to as the "SPG Group". The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The Company acts as an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of pharmaceutical products.

The financial statements are presented in Hong Kong dollars ("HKD"), which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after January 1, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of the jointly controlled entity have been changed. The changes in presentation have been applied retrospectively. The application of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented:

Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after January 1, 2005 and goodwill previously recognised and brought forward as at January 1, 2005. The principal effects of the application of transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to January 1, 2001 was held in goodwill reserve, and goodwill arising on acquisitions after January 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in goodwill reserve of HK$167,254,000 as at January 1, 2005 continues to be held in goodwill reserve and will be transferred to the retained profits of the Group at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit ("CGU") to which the goodwill relates becomes impaired. With respect to goodwill previously capitalised on the balance sheet, the Group on January 1, 2005 eliminated

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES – continued

Goodwill – continued

the carrying amount of the related accumulated amortisation of HK$7,897,000 with a corresponding decrease in the cost of goodwill (see note 21). The Group has discontinued amortising such goodwill from January 1, 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after January 1, 2005 is measured at cost less accumulated impairment loss (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated (see note 3 for financial impact).

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at the historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to January 1, 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made.

Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see note 3 for financial impact).

Share-based Payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. As no option has been granted or agreed to be granted under the Company's share option scheme since its adoption, the adoption of HKFRS 2 has had no effect on the results of the Group.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application and the adoption of HKAS 32 has had no material impact on how the financial instruments of the Group are presented for the current or prior accounting periods. HKAS 39, which is effective for annual periods beginning on or after January 1, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES – continued

Financial Instruments – continued

From January 1, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities in accordance with the requirements of HKAS 39. Financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

Prior to the application of HKAS 39, an interest-free non-current loan from ultimate holding company was stated at the nominal amount. HKAS 39 requires all financial assets and financial liabilities to be measured at fair value on initial recognition. Such interest-free loan is measured at amortised cost determined using the effective interest method at subsequent balance sheet dates. The Group has applied the relevant transitional provisions in HKAS 39. As a result of this change in the accounting policy, the carrying amount of the loan as at January 1, 2005 has been decreased by HK$847,000 in order to state the loan at amortised cost in accordance with HKAS 39. The Group's retained profits as at January 1, 2005 has been decreased by HK$515,000. Capital contribution as at January 1, 2005 has been increased by HK$1,362,000, which represents the deemed contribution from ultimate holding company made on the recognition of the loan. Profit for the year has been decreased by HK$278,000 due to the recognition of imputed interest expense (see note 3 for financial impact).

Interest in a jointly controlled entity

In previous years, interests in jointly controlled entities were accounted for using the equity method. HKAS 31 "Interests in Jointly Controlled Entities" allows entities to use either proportionate consolidation or the equity method to account for its interests in jointly controlled entities. Upon the application of HKAS 31, the Group has elected to account for its interest in a jointly controlled entity using the equity method as used in previous years and the adoption of the standard has had no effect on the Group.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results are as follows:

	Effect of adopting	**2005**	2004
		HK$'000	*HK$'000*
Non-amortisation of goodwill (included in administrative expenses)	HKFRS 3	**3,183**	–
Imputed interest expense on non-current interest-free loan from ultimate holding company (included in finance costs)	HKAS 39	**(278)**	–
Share of results of a jointly controlled entity	HKAS 1	–	(589)
Income tax	HKAS 1	–	589
Increase in profit for the year		**2,905**	–

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES – continued

The cumulative effects of the changes in accounting policies on December 31, 2004 and January 1, 2005 are summarised below:

	At December 31, 2004 (Originally stated)	HKAS 1 and HKAS 27 Adjustment	HKAS 17 Adjustment	At December 31, 2004 (Restated)	HKAS 39 Adjustments	At January 1, 2005 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items affected:						
Property, plant and equipment	3,012,604	–	(104,287)	2,908,317	–	2,908,317
Prepaid lease payments	–	–	104,287	104,287	–	104,287
Interest-free portion of loan from ultimate holding company	(8,045)	–	–	(8,045)	847	(7,198)
Total effects on assets and liabilities	3,004,559	–	–	3,004,559	847	3,005,406
Retained profits	(876,728)	–	–	(876,728)	515	(876,213)
Capital contribution	–	–	–	–	(1,362)	(1,362)
Minority interests	–	(10,058)	–	(10,058)	–	(10,058)
Total effects on equity	(876,728)	(10,058)	–	(886,786)	(847)	(887,633)
Minority interests	(10,058)	10,058	–	–	–	–

As a result of the application of HKAS 1 "Presentation of Financial Statements" and HKAS 27 "Consolidated and Separate Financial Statements", minority interests amounting to HK$8,272,000 as at January 1, 2004 is presented within equity.

4. POTENTIAL IMPACT ARISING ON THE NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
HKAS 21 (Amendment)	The effects of changes in foreign exchanges rates – Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts [2]
HKFRS 6	Exploration for and evaluation of mineral resources [2]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease [2]

4. POTENTIAL IMPACT ARISING ON THE NEW ACCOUNTING STANDARDS NOT YET EFFECTIVE – continued

HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment [3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 "Financial Reporting in Hyperinflationary Economics" [4]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after January 1, 2006.
[3] Effective for annual periods beginning on or after December 1, 2005.
[4] Effective for annual periods beginning on or after March 1, 2006.

5. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

5. SIGNIFICANT ACCOUNTING POLICIES – continued

Goodwill – continued

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

(i) Financial assets

The Group's financial assets are classified into loans and receivables. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of the relevant category of financial assets to the Group are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including loan receivable, trade and other receivables, bills receivable, trade receivables due from related companies, amount due from a jointly controlled entity and bank balances) are carried

5. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Financial instruments – continued

(i) Financial assets – continued

Loans and receivables – continued

at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments relevant to the Group are set out below.

Financial liabilities

Financial liabilities including trade and other payables, bills payable, amounts due to related companies, trade payable due to a jointly controlled entity, bank loans and loans from ultimate holding company are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment loss.

Construction in progress is stated at cost which includes all development expenditure and other direct costs attributable to such projects including borrowing costs capitalised in accordance with the Group's accounting policy. Construction in progress is not depreciated until completion of construction and the asset is put into use. The cost of completed construction works is transferred to the appropriate category of assets.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

5. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Jointly controlled entity

Joint venture arrangement that involves the establishment of a separate entity in which venturers have joint control over the economic activity of the entity is referred to as a jointly controlled entity.

The results and assets and liabilities of the jointly controlled entity are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investment in a jointly controlled entity is carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entity, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Intangible assets

On initial recognition, intangible assets acquired are recognised at cost. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment loss. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment loss.

Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

5. SIGNIFICANT ACCOUNTING POLICIES – continued

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment losses, other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees of the Company and its subsidiaries

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (the "share option reserve").

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

Share options granted to consultants

Share options issued in exchange for services are measured at the fair values of the services received. The fair values of the services received are recognised as expenses immediately, unless the services qualify for recognition as assets. Corresponding adjustment will be made to the share option reserve.

Revenue recognition

Revenue represents the fair value of the amounts received and receivable for goods sold and services rendered by the Group to outside customers, and is stated net of value-added tax and sales returns.

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity ("foreign currencies") are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

5. SIGNIFICANT ACCOUNTING POLICIES – continued

Foreign currencies – continued

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. HKD) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the "translation reserve"). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Operating leases

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme and state-managed retirement benefits scheme are charged as an expense as they fall due.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies described in note 5, management makes various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that may significantly affect on the amounts recognised in the financial statements are disclosed below:

6. KEY SOURCES OF ESTIMATION UNCERTAINTY – continued

Impairment of trade debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and aged analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group are to deteriorate, resulting in an impairment of their ability to make payments, additional impairment may be required. As at December 31, 2005, the carrying value of trade receivables net of allowances was HK$379,192,000.

Allowances for inventories

The management of the Group reviews the inventories listing on a product-by-product basis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work-in progress based primarily on the latest invoice prices and current market conditions. If the conditions of inventories are to deteriorate, resulting in an allowance of recoverable amounts, additional allowances may be required. As at December 31, 2005, the carrying value of inventories was stated at cost and approximately HK$756,053,000.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, impairment loss may arise. At the balance sheet date, the directors assessed the need to provide impairment loss on the goodwill and the carrying amount of the goodwill was sustained by the result.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include trade receivables, bills receivable, cash and cash equivalents, trade payables, bills payable and bank loans. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at December 31, 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management has implemented internal control procedures for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with good reputation.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES – continued

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group aims at maintaining the flexibility in funding by arranging banking facilities and other external financing. Therefore, the risk is considered minimal.

Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions denominated and settled in Renminbi ("RMB"). Though several subsidiaries of the Company have foreign currency sales, mainly in United States Dollars and Euro Dollars, which expose the Group to foreign currency risk, the directors consider that the risk is minimal to the Group at current stage. The Group currently does not have a foreign currency hedging policy. However, the management will monitor foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank loans (see note 30 for details of these loans), which are raised from the banks in the PRC. In relation to these fixed-rate loans, the Group aims to keep loans at rates that are comparable to those in the market. In order to achieve this result, the Group negotiated with the banks and entered into various revolving loans such that the interest rate associated with the loans is more or less variable. In this regard, the directors of the Company consider that the Group's fair value interest rate risk is minimised.

8. REVENUE AND SEGMENT INFORMATION

Revenue represents the net amounts received and receivable for goods sold and services rendered by the Group to outside customers, and is stated net of value-added tax and sales returns during the year.

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series and vitamin C series, finished drugs and others. Segment information about these products is presented below:

8. REVENUE AND SEGMENT INFORMATION – continued

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	525,091	855,131	692,507	1,109,971	9,365	–	3,192,065
Inter-segment sales	219,615	137,039	–	–	–	(356,654)	–
TOTAL REVENUE	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	(9,220)	117,849	87,840	63,131	(21,728)		237,872
Unallocated corporate expenses							(19,642)
							218,230
Share of results of a jointly controlled entity					(1,099)		(1,099)
Finance costs							(68,139)
Profit before tax							148,992
Income tax							7,301
Profit for the year							156,293

8. REVENUE AND SEGMENT INFORMATION – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2005:

	Bulk Drugs					
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
Interest in a jointly controlled entity					24,086	24,086
Unallocated corporate assets						43,304
Consolidated total assets						5,379,779
LIABILITIES						
Segment liabilities	339,974	194,934	251,026	536,860	46,331	1,369,125
Unallocated corporate liabilities						1,515,126
Consolidated total liabilities						2,884,251

For the year ended December 31, 2005:

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Unallocated corporate *HK$'000*	Consolidated *HK$'000*
OTHER INFORMATION							
Capital additions	292,576	23,469	78,621	37,424	106,907	3	539,000
Depreciation and amortisation	82,215	90,086	64,235	20,037	9,346	596	266,515

8. REVENUE AND SEGMENT INFORMATION – continued

For the year ended December 31, 2004:

	Bulk Drugs						
	Penicillin series *HK$'000*	Cephalosporin series *HK$'000*	Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000* (Restated)
REVENUE							
External sales	360,782	504,670	626,124	947,785	11,288	–	2,450,649
Inter-segment sales	184,779	90,872	–	–	–	(275,651)	–
TOTAL REVENUE	545,561	595,542	626,124	947,785	11,288	(275,651)	2,450,649

Inter-segment sales are charged at prevailing market rates.

SEGMENT RESULTS	5,307	34,625	189,694	67,965	(4,326)		293,265
Unallocated corporate expenses							(20,148)
							273,117
Share of results of a jointly controlled entity					3,419		3,419
Finance costs							(27,959)
Profit before tax							248,577
Income tax							(3,185)
Profit for the year							245,392

8. REVENUE AND SEGMENT INFORMATION – continued

The following is an analysis of the carrying amount of segment assets and segment liabilities, analysed by products:

At December 31, 2004:

	Bulk Drugs					
	Penicillin series	**Cephalosporin series**	**Vitamin C series**	**Finished Drugs**	**Others**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS						
Segment assets	1,347,706	991,293	1,241,475	806,552	188,427	4,575,453
Interest in a jointly controlled entity					24,654	24,654
Unallocated corporate assets						107,139
Consolidated total assets						4,707,246
LIABILITIES						
Segment liabilities	249,335	238,228	280,761	511,793	24,970	1,305,087
Unallocated corporate liabilities						1,133,062
Consolidated total liabilities						2,438,149

For the year ended December 31, 2004:

	Bulk Drugs						
	Penicillin series	**Cephalosporin series**	**Vitamin C series**	**Finished Drugs**	**Others**	**Unallocated corporate**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION							
Capital additions	660,978	230,017	426,620	85,929	72,062	30	1,475,636
Depreciation and amortisation	48,617	67,811	42,377	22,804	1,570	645	183,824

8. REVENUE AND SEGMENT INFORMATION – continued

Geographical segments

The Group's operations are located in the PRC, and the following table provides an analysis of the Group's sales by geographical market:

	Revenue	
	2005	2004
	HK$'000	*HK$'000*
The PRC	**2,325,016**	1,793,805
Asia other than the PRC	**408,984**	268,898
Europe	**252,810**	188,396
America	**175,927**	171,874
Others	**29,328**	27,676
	3,192,065	2,450,649

Analysis of carrying amounts of segment assets, and additions to property, plant and equipment and intangible assets are not presented as over 90% of the amounts involved are located in the PRC.

9. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on:		
– bank loans wholly repayable within five years	**53,326**	13,937
– loan from ultimate holding company wholly repayable within five years (note 28)	**1,651**	3,283
– bills receivable discounted without recourse	**14,705**	12,714
Bank loan arrangement fees	**5,180**	1,364
Imputed interest expense on non-current interest-free loan from ultimate holding company (note 31)	**278**	–
Total borrowing costs	**75,140**	31,298
Less: interest capitalised in construction in progress	**(7,001)**	(3,339)
	68,139	27,959

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 4.5% (2004: 2.6%) to expenditure on qualifying assets.

10. PROFIT BEFORE TAX

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Profit before tax has been arrived at after charging (crediting):		
Employee benefits expenses including those of directors	**229,034**	189,938
Contribution to retirement benefits schemes including those of directors	**41,222**	36,470
Total employee benefits expenses including those of directors	**270,256**	226,408
Amortisation (included in administrative expenses) of:		
– intangible assets	**16,585**	12,405
– goodwill	**–**	3,183
Depreciation of property, plant and equipment	**245,456**	162,621
Amortisation of prepaid lease payments	**4,474**	5,615
Total depreciation and amortisation	**266,515**	183,824
Auditors' remuneration	**1,600**	1,480
Cost of inventories recognised as an expense	**2,498,501**	1,819,804
Loss on disposal of property, plant and equipment	**15,780**	5,553
Research and development expenses	**6,217**	4,501
Share of tax of a jointly controlled entity (included in share of results of a jointly controlled entity)	**–**	589
Interest income	**(2,687)**	(2,454)

11. INCOME TAX

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
The tax (credit) charge comprises:		
PRC Enterprise Income Tax		
– current year	**19,335**	36,711
– overprovision in prior years	**(3,813)**	(11,393)
– tax credits/refunds	**(22,823)**	(22,133)
	(7,301)	3,185

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both years.

11. INCOME TAX – continued

Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain of the Company's subsidiaries were granted tax credits/refunds which were mainly derived from the following activities:

a) Two subsidiaries of the Company were entitled to tax refunds on the basis that such subsidiaries have, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to two PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authorities.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

The tax (credit) charge for the year can be reconciled to the profit before tax per the consolidated income statement as follows:

	2005 ***HK$'000***	2004 *HK$'000* (Restated)
Profit before tax	**148,992**	248,577
Tax at the domestic income tax rate of 27% (2004: 27%)	**40,228**	67,116
Tax effect of income not taxable for tax purpose	**(2,006)**	(394)
Tax effect of expenses not deductible for tax purpose	**25,839**	13,632
Tax effect of share results of a jointly controlled entity	**297**	(923)
Tax effect of tax losses not recognised	**11,368**	23
Utilisation of tax losses previously not recognised	**(23)**	–
Effect of tax exemption and relief granted to PRC subsidiaries	**(56,410)**	(29,117)
Effect of different tax rates of subsidiaries operating in other jurisdiction	**42**	(13,626)
Tax credits/refunds granted to PRC subsidiaries	**(22,823)**	(22,133)
Overprovision in respect of prior years	**(3,813)**	(11,393)
Tax (credit) charge for the year	**(7,301)**	3,185

At the balance sheet date, the Group had unused tax losses of HK$51,376,000 (2004: HK$69,000) available for offset against future profits. No deferred tax asset has been recognised in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2010.

There was no other significant unprovided deferred taxation for the year or at the balance sheet date.

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the 13 (2004: 11) directors were as follows:

2005

	Cai Dong Chen	Ding Er Gang	Wei Fu Min	Yue Jin	Ji Jian Ming	Yao Shi An	Feng Zhen Ying	Chak Kin Man	Lee Ka Sze, Carmelo	Huo Zhen Xing	Qi Mou Jia	Guo Shi Chang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	55	60	60	50	50	60	5	240	60	60	60	120	940
Other emoluments:														
Salaries and other benefits	2,715	1,760	2,027	173	172	122	206	87	–	–	–	–	–	7,262
Contribution to retirement benefits schemes	217	145	172	7	6	5	7	8	–	–	–	–	–	567
Performance related incentive payments	600	1,000	450	207	133	158	253	25	–	–	–	–	–	2,826
Total emoluments	3,592	2,960	2,709	447	361	335	526	125	240	60	60	60	120	11,595

2004

	Cai Dong Chen	Ding Er Gang	Wei Fu Min	Yue Jin	Feng Zhen Ying	Qu Ji Guang	Lee Ka Sze, Carmelo	Huo Zhen Xing	Qi Mou Jia	Guo Shi Chang	Chan Siu Keung, Leonard	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fees	60	60	60	60	60	–	240	60	60	60	60	780
Other emoluments:												
Salaries and other benefits	2,385	1,753	1,848	228	183	500	–	–	–	–	–	6,897
Contribution to retirement benefits schemes	89	67	72	10	5	–	–	–	–	–	–	243
Performance related incentive payments	720	550	550	155	178	–	–	–	–	–	–	2,153
Total emoluments	3,254	2,430	2,530	453	426	500	240	60	60	60	60	10,073

No directors waived any emoluments in the years ended December 31, 2005 and 2004.

13. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four (2004: four) were directors of the Company during the whole year of 2005 whose emoluments are included in note 12 above. The emoluments of the remaining individual who was appointed as an executive director of the Company during the year were as follows:

	2005	2004
	HK$'000	*HK$'000*
Director's fee	**5**	–
Salaries and other benefits	**820**	689
Contributions to retirement benefits scheme	**74**	34
Performance related incentive payments	**300**	200
	1,199	923

14. DIVIDEND

No dividend was proposed by the directors for the years ended December 31, 2005 and 2004.

An amount of HK$107,669,000 was paid in 2004 in respect of the final dividend of HK7.0 cents per share for the year ended December 31, 2003.

15. EARNINGS PER SHARE

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2005 is based on the profit for the year of HK$156,518,000 (2004: HK$245,011,000) and the 1,538,124,661 shares (2004: 1,538,124,661 shares) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2005 and 2004 as there was no potential ordinary shares in issue during both years.

16. PROPERTY, PLANT AND EQUIPMENT

	Buildings in the PRC	Plant and machinery	Furniture, fixtures and office equipment	Motor vehicles	Construction in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
COST						
At January 1, 2004	350,889	1,414,128	4,311	11,233	359,820	2,140,381
Additions	6,937	63,326	6,476	3,199	1,366,828	1,446,766
Transfers	148,849	735,766	10	–	(884,625)	–
Disposals	(4,410)	(15,000)	(18)	(2,641)	–	(22,069)
At December 31, 2004	502,265	2,198,220	10,779	11,791	842,023	3,565,078
Exchange adjustments	11,535	50,485	163	248	19,335	81,766
Additions	5,292	31,603	1,561	7,075	429,943	475,474
Transfers	322,330	866,447	932	–	(1,189,709)	–
Disposals	(955)	(38,107)	(1,770)	(3,304)	–	(44,136)
At December 31, 2005	840,467	3,108,648	11,665	15,810	101,592	4,078,182
DEPRECIATION						
At January 1, 2004	49,800	446,327	1,109	6,937	–	504,173
Provided for the year	19,587	139,766	1,396	1,872	–	162,621
Eliminated on disposals	(489)	(8,625)	(13)	(906)	–	(10,033)
At December 31, 2004	68,898	577,468	2,492	7,903	–	656,761
Exchange adjustments	2,135	16,601	62	204	–	19,002
Provided for the year	32,208	208,461	2,191	2,596	–	245,456
Eliminated on disposals	(842)	(17,077)	(419)	(1,648)	–	(19,986)
At December 31, 2005	102,399	785,453	4,326	9,055	–	901,233
CARRYING VALUES						
At December 31, 2005	738,068	2,323,195	7,339	6,755	101,592	3,176,949
At December 31, 2004	433,367	1,620,752	8,287	3,888	842,023	2,908,317

At December 31, 2005, borrowing cost of HK$7,001,000 (2004: HK$3,339,000) was capitalised and included in construction in progress.

Certain buildings erected on the lands of the Group in the PRC were not granted formal title of their ownership. At December 31, 2005, the net book value of buildings in the PRC for which the Group had not been granted formal title amounted to HK$483,425,000 (2004: HK$186,846,000). In the opinion of directors, the absence of formal title does not impair the value of the relevant buildings. The directors also believe that formal title to these buildings will be granted to the Group in due course.

16. PROPERTY, PLANT AND EQUIPMENT – continued

	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
THE COMPANY			
COST			
At January 1, 2004	2,192	1,005	3,197
Additions	30	–	30
At December 31, 2004	2,222	1,005	3,227
Additions	3	–	3
At December 31, 2005	2,225	1,005	3,230
DEPRECIATION			
At January 1, 2004	221	653	874
Provided for the year	444	201	645
At December 31, 2004	665	854	1,519
Provided for the year	445	151	596
At December 31, 2005	1,110	1,005	2,115
CARRYING VALUES			
At December 31, 2005	1,115	–	1,115
At December 31, 2004	1,557	151	1,708

The above items of property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis at the following rates per annum:

Buildings in the PRC	3.3% – 5%
Plant and machinery	5% – 10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

17. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments of HK$159,086,000 (2004: HK$104,287,000) represent leasehold land in the PRC held under medium-term lease. An amount of HK$4,474,000 (2004: HK$2,837,000) is classified under current assets for reporting purpose.

18. INVESTMENTS IN SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Unlisted investment, at cost	**1,202,052**	1,161,737

Particulars of the Company's subsidiaries as at December 31, 2005 are set out in note 40.

19. AMOUNTS DUE FROM SUBSIDIARIES/AMOUNT DUE TO A SUBSIDIARY

The amounts are unsecured, interest-free and repayable on demand. The directors consider that the carrying amount of the balances approximates their fair value.

20. INTANGIBLE ASSETS

	Technical know-how	**Development costs**	**Utility rights**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
COST				
At January 1, 2004	55,299	20,906	56,659	132,864
Additions	9,760	–	12,164	21,924
At December 31, 2004	65,059	20,906	68,823	154,788
Exchange adjustments	1,494	480	1,581	3,555
Additions	6,521	–	–	6,521
At December 31, 2005	73,074	21,386	70,404	164,864
AMORTISATION				
At January 1, 2004	41,026	8,007	23,400	72,433
Charge for the year	5,290	842	6,273	12,405
At December 31, 2004	46,316	8,849	29,673	84,838
Exchange adjustments	855	553	800	2,208
Charge for the year	7,127	2,536	6,922	16,585
At December 31, 2005	54,298	11,938	37,395	103,631
CARRYING VALUES				
At December 31, 2005	18,776	9,448	33,009	61,233
At December 31, 2004	18,743	12,057	39,150	69,950

20. INTANGIBLE ASSETS – continued

Included in development costs, an amount of HK$3,682,000 (2004: HK$3,600,000) was internally generated while all other intangible assets of the Group were acquired from independent third parties.

The above intangible assets have definite useful lives and are amortised on a straight-line basis over the following periods:

Technical know-how	5 to 10 years
Development costs	3 to 5 years from date of commencement of commercial operation
Utility rights	10 years

Utility rights represent up-front non-refundable payment to secure the rights to use electricity in the PRC over 10 years.

21. GOODWILL

	HK$'000
COST	
At January 1, 2004 and 2005	63,661
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	(7,897)
At December 31, 2005	55,764
AMORTISATION	
At January 1, 2004	4,714
Charge for the year	3,183
At January 1, 2005	7,897
Elimination of accumulated amortisation upon the application of HKFRS 3 (note 2)	(7,897)
At December 31, 2005	–
CARRYING VALUES	
At December 31, 2005	55,764
At December 31, 2004	55,764

Particulars regarding impairment testing on goodwill are disclosed in note 22.

Until December 31, 2004, goodwill had been amortised on a straight-line basis over its estimated useful life of 20 years.

22. IMPAIRMENT TESTING ON GOODWILL

For the purpose of impairment testing, the Group's goodwill as set out in note 21 has been allocated to a CGU, representing the business segment of finished drugs of the Group.

During the year ended December 31, 2005, management of the Group determines that there is no impairment of the above-mentioned CGU containing the goodwill. The basis of the recoverable amount of the CGU and its major underlying assumptions are summarised below:

The recoverable amount of this unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and a discount rate of 4.13%, with zero growth. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the unit's past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the CGU to exceed its aggregate recoverable amount.

23. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**24,086**	24,654

At December 31, 2005, the Group held 50% of the registered capital of Hebei Huarong Pharmaceutical Co., Ltd. (''Huarong'') which is a sino-foreign equity joint venture company established in the PRC to manufacture and sell vitamin B12 products.

The summarised financial information in respect of the Group's jointly controlled entity which is accounted for using the equity method is set out below:

	2005	2004
	HK$'000	*HK$'000*
Current assets	**66,494**	90,259
Non-current assets	**111,546**	65,954
Current liabilities	**(106,882)**	(77,752)
Non-current liabilities	**(24,913)**	(31,081)
Income	**16,041**	22,419
Expenses	**18,240**	15,581

24. LOAN RECEIVABLE

The loan is unsecured, carries at an interest rate of 6.435% (2004: 6.435%) per annum and is repayable as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**670**	795
Between one to two years	–	655
	670	1,450
Less: Amount receivable within one year shown under current assets	**(670)**	(795)
Amount receivable after one year	–	655

The directors consider that the carrying amount of the Group's loan receivable approximates its fair value.

25. PLEDGED BANK DEPOSITS

At December 31, 2005, pledged bank deposits classified under non-current assets of HK$2,428,000 (2004: HK$9,416,000) were pledged to banks to secure banking facilities granted to the Group for the acquisition of property, plant and equipment.

At December 31, 2004, pledged bank deposits classified under current assets of HK$7,282,000 were pledged to banks to secure banking facilities granted to the Group.

The directors consider that the carrying amount of the Group's pledged bank deposits approximates to its fair value.

26. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	**82,754**	84,049
Work in progress	**199,186**	175,030
Finished goods	**474,113**	193,776
	756,053	452,855

At the balance sheet date, all inventories are stated at cost.

27. TRADE AND OTHER RECEIVABLES

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables net of allowances at the balance sheet date:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 to 90 days	**353,927**	334,482
91 to 180 days	**24,436**	20,719
181 to 365 days	**829**	1,952
	379,192	357,153
Other receivables	**133,795**	56,476
	512,987	413,629

The directors consider that the carrying amount of the Group's trade and other receivables approximates their fair value.

28. CONNECTED AND RELATED PARTY DISCLOSURES

During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected parties pursuant to the Listing Rules. The significant transactions with these companies during the year, and balances with them at the balance sheet date, are as follows:

(I) CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP **2005** ***HK$'000***	2004 *HK$'000*
The SPG Group	Sale of finished goods (note a)	–	2,467
	Sale of steam (note a)	**4,897**	–
	Purchase of raw materials (note a)	**158,948**	44,338
	Rental expenses (note b)	**3,350**	1,835
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note c)	–	1,349

28. CONNECTED AND RELATED PARTY DISCLOSURES – continued

(I) CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2005 HK$'000	2004 HK$'000
	Processing services charges (note d)	–	24,131
	Interest expenses on loans from ultimate holding company (note e)	**1,651**	3,283
	Purchase of property, plant and equipment from the SPG Group (note f)	–	5,376
	Bank guarantee (note g)	–	150,000
	Balance due from (to) the SPG Group at December 31		
	– trade receivables (note h)	**14,393**	3,854
	– other payables (note h)	**(4,146)**	(4,282)
	– dividend payable	–	(54,141)
	– long-term loans (note e)	**(55,488)**	(54,818)

Name of company	Nature of transactions/ balances	THE COMPANY 2005 HK$'000	2004 HK$'000
SPG	Balance due to SPG at December 31		
	– dividend payable	–	(54,141)

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	THE GROUP 2005 HK$'000	2004 HK$'000
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), an associate of SPG (note k)	Sales of raw materials (note a)	**503**	–
	Sales of finished goods (note a)	**5,301**	2,239
	Purchase of finished goods (note a)	**23,437**	92
	Rental expenses (note b)	**1,085**	477

28. CONNECTED AND RELATED PARTY DISCLOSURES – continued

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES – continued

Name of company	Nature of transactions/ balances	THE GROUP 2005 HK$'000	2004 HK$'000
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities (note c)	**502**	1,589
	Income from provision of technology consultancy services (note i)	**19**	45
	Income from leasing of property, plant and equipment (note i)	**183**	–
	Service charges relating to a construction project (note i)	**–**	748
Huarong, a jointly controlled entity of the Group	Sales of finished goods (note a)	**3,259**	371
	Purchase of raw materials (note a)	**33,039**	29,719
	Income from provision of technology consultancy services (note i)	**461**	216
	Provision of utility services by the Group (note j)	**7,339**	2,307
	Balance due from (to) Huarong at December 31		
	– dividend receivable	**6,122**	6,122
	– other receivables (note h)	**10,925**	10,684
	– trade payables (note h)	**(3,107)**	(4,414)

(III) OTHER STATE-OWNED ENTITIES IN THE PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations (''state-owned entities''). Transactions with other state-owned entities include but are not limited to the followings:

- lending and deposit taking;
- taking and placing of inter-bank balances;
- purchase, sale and leases of property and other assets; and
- rendering and receiving of utilities and other services.

30. BANK LOANS

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Bank loans	**1,435,550**	1,067,222	**670,000**	675,020
Analysed as:				
Secured	**–**	25,020	**–**	25,020
Unsecured	**1,435,550**	1,042,202	**670,000**	650,000
	1,435,550	1,067,222	**670,000**	675,020

The bank loans are repayable as follows:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
On demand or within one year	**344,804**	249,813	**96,000**	185,020
More than one year, but not exceeding two years	**758,746**	487,409	**242,000**	160,000
More than two years, but not more than five years	**332,000**	330,000	**332,000**	330,000
	1,435,550	1,067,222	**670,000**	675,020
Less: Amount due within one year shown under current liabilities	**(344,804)**	(249,813)	**(96,000)**	(185,020)
	1,090,746	817,409	**574,000**	490,000

The fair value of the above bank loans at the balance sheet date are as follows:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Fixed-rate RMB bank loans	**765,550**	392,202	**–**	–
Floating-rate HKD bank loans	**670,000**	675,020	**670,000**	675,020
	1,435,550	1,067,222	**670,000**	675,020

The interest rates of the Group's fixed-rate RMB bank loans and floating-rate HKD bank loans are 4.8% to 5.8% and 1.0% to 5.2%, respectively.

At the balance sheet date, the Group and the Company had undrawn loan facilities of HK$80,000,000 (2004: Nil) in respect of floating-rate HKD bank loans expiring in April 2006.

31. LOANS FROM ULTIMATE HOLDING COMPANY

The loans are unsecured and are analysed as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Loans from SPG:		
– interest bearing at the rate of 3.78% per annum	**47,847**	46,773
– interest-free	**7,641**	8,045
	55,488	54,818

The directors consider that the carrying amount of loans from ultimate holding company approximates their fair value.

At December 31, 2005, the fair value of the interest-free portion of loans from SPG of HK$7,641,000 was determined based on the present value of the estimated future cash outflows discounted using the effective interest rate of 3.78%.

Since SPG agrees not to demand repayment of the above loans within twelve months from the balance sheet date, the loans are classified as non-current liabilities.

32. SHARE CAPITAL

	Number of shares	**Share capital**
		HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At December 31, 2004 and 2005	3,000,000,000	300,000
Issued and fully paid:		
At December 31, 2004 and 2005	1,538,124,661	153,812

33. SHARE OPTIONS

The Company's share option scheme (the "Scheme") was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group; eligible business consultants, professionals and other advisers who have rendered service or will render service to the Group as determined by the board of directors.

33. SHARE OPTIONS – continued

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme shall not in aggregate exceed 10% of the shares of the Company in issue at the date of approval of the Scheme (ie 153,812,466 shares, representing 10% of the issued share capital of the Company as at the date of the annual report). The maximum entitlement for any one participant is that the total number of shares issued or to be issued upon exercise of the options granted to each participant in any twelve-month period shall not exceed 1% of the total number of shares in issue.

Any grant of options to a participant who is a director, chief executive or substantial shareholder (all within the meaning as ascribed under the Listing Rules) of the Company or their respective associates must be approved by the independent non-executive directors (excluding the independent non-executive director who is the grantee). Where the granting of options to a participant who is an independent non-executive director or a substantial shareholder would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted to such participant in the twelve-month period up to and including the date of such grant exceed 0.1% of the total number of shares in issue or have an aggregate value, based on the closing price of the shares at the date of each grant, in excess of HK$5,000,000, such proposed grant must be approved by the shareholders of the Company in general meeting.

Options granted have to be taken up within a period of 30 days from the date of offer upon payment of HK$1. The subscription price is determined by the board of directors and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the offer date; (ii) and the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of a share. Options granted are exercisable for a period to be notified by the board of directors to each grantee and such period shall expire not later than 10 years from the date of grant of options.

No option has been granted or agreed to be granted under the Scheme since its adoption.

34. RESERVES

	Share premium *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE COMPANY			
At January 1, 2004	1,116,727	214,222	1,330,949
Profit for the year	–	67,729	67,729
Dividends paid	–	(107,669)	(107,669)
At December 31, 2004	1,116,727	174,282	1,291,009
Profit for the year	–	13,616	13,616
At December 31, 2005	1,116,727	187,898	1,304,625

The Company's reserves available for distribution to shareholders as at December 31, 2005 represent its retained profits of HK$187,898,000 (2004: HK$174,282,000).

35. OPERATING LEASE COMMITMENTS

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases during the year in respect of land and buildings	**6,835**	2,855

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**8,400**	4,085	**770**	1,291
In the second to fifth year inclusive	**10,264**	4,123	**–**	473
Over five years	**339**	1,104	**–**	–
	19,003	9,312	**770**	1,764

Operating lease payments represent rentals payable by the Group or certain of its office and factory properties. Leases are negotiated and rentals are fixed for an average term of three years.

36. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	2005	2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of		
– property, plant and equipment	**7,867**	339,758
– intangible assets	**3,568**	–
	11,435	339,758
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	**40,450**	–

At December 31, 2004, the Company also had capital commitments in respect of capital investment in its subsidiaries of HK$88,835,000.

37. CONTINGENT LIABILITIES

(i) As disclosed in the press announcement of the Company dated February 22, 2005, the Company and one of its subsidiaries are named as, among others, defendants in antitrust complaints filed in The United States of America (the "United States"). These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the antitrust complaints filed in the United States. Up to the date of this report, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors of Company are of the view that the allegations in the antitrust complaints are without merit and, the directors of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

(ii) At December 31, 2004, the Company had given a corporate guarantee of HK$25,820,000 to banks to secure general banking facilities granted to certain subsidiaries of the Company.

38. PLEDGE OF ASSETS

At December 31, 2005, the Group's bills receivable of HK$3,828,000 was pledged to a bank to secure banking facilities granted to a subsidiary of the Company. Such pledge was subsequently released upon the repayment of the loan facilities in January 2006. Details of the other pledge of assets are set out in note 25.

At December 31, 2004, the Company pledged all the equity interests of its wholly-owned subsidiary, Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd. to a bank to secure a bank loan granted to the Company and the pledge was released during the year as a result of full repayment of the bank loan.

39. EMPLOYEE RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group, in funds under the control of trustees. Contributions to the scheme are made based on a certain percentage of the employees' relevant payroll costs.

The employees of the subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the PRC government. The relevant subsidiaries are required to make contributions to the retirement benefit scheme based on certain percentage of payroll costs to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. During the year, the contributions made by the PRC subsidiaries of the Company relating to the arrangement were HK$40,016,000 (2004: HK$36,153,000).

40. PARTICULARS OF SUBSIDIARIES

Particulars of the Company's subsidiaries at December 31, 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activity
China Nutraceuticals Limited	Hong Kong	Limited liability company	HK$1,000	–	80	Inactive
Golden Wing Limited	Hong Kong	Limited liability company	HK$3	100	–	Inactive
Shijiazhuang Pharma Group Hebei Zhongrun Pharmaceutical Co., Ltd.	PRC	Limited liability cooperative joint venture enterprise	RMB463,490,300	99.21	–	Manufacture and sale of pharmaceutical products
M2b.com.hk Limited	British Virgin Islands	Limited liability company	US$2,500,000	–	90	Inactive
NBP Pharmaceutical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB120,000,000	100	–	Manufacture and sale of pharmaceutical products
Netcom Resources Limited	British Virgin Islands	Limited liability company	US$1,000	100	–	Investment holding
Shijiazhuang Pharma Group Zhongrun Pharmaceutical (Neimenggu) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	HK$130,000,000	100	–	Manufacture and sales of pharmaceutical products
Shijiazhuang Pharma Group Zhonghe Pharmaceutical (Neimenggu) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB135,000,000	100	–	Manufacture and sales of pharmaceutical products
Tin Lon Investment Limited	Hong Kong	Limited liability company	HK$2	100	–	Investment holding
Unity Pacific Limited	British Virgin Islands	Limited liability company	US$1	100	–	Investment holding
Weisheng Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	US$20,169,000	100	–	Manufacture and sale of pharmaceutical products

40. PARTICULARS OF SUBSIDIARIES – continued

Name of subsidiary	Place of incorporation/ registration and operations	Kind of legal status	Nominal value of issued and fully paid share capital/ registered capital	Percentage of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activity
Weitai Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB59,400,000	100	–	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma Group Zhongnuo Pharmaceutical (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB216,000,000	100	–	Manufacture and sale of pharmaceutical products
Zhongqi Pharmaceutical Technology (Shijiazhuang) Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,440,000	100	–	Provision of pharmaceutical research and development services
Zhongqi Pharmaceutical Technology(S) PTE. Ltd.	Singapore	Private company limited by shares	S$2	100	–	Inactive
Shijiazhuang Pharma Group Hebei Zhongrun Chemical Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB50,000,000	100	–	Manufacture and sale of pharmaceutical products
Shijiazhuang Pharma. Group Hebei Zhongrun Huanbao Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB50,000,000	–	85	Sewage treatment
Neimenggu Zhongxingyuan Sewage Treatment Co., Ltd.	PRC	Foreign investment enterprises with limited liability	RMB18,000,000	80.42	–	Sewage treatment

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

41. POST BALANCE SHEET EVENT

Subsequent to December 31, 2005, the Company was informed that the Department of Commerce, Government of India has initiated anti-dumping investigation concerning imports of *Penicillin-G originating* in or exported from the PRC. Two subsidiaries of the Company were informed to provide information for the investigation so as to determine the existence, degree and effect of alleged dumping of the above-mentioned product. Based on the results of investigation, the relevant authority in India would recommend the amount of anti-dumping duty, which if levied would be adequate to remove the injury to the domestic industry. The Group has appointed legal advisors to advise them in the investigation and the directors of the Company are of the view that the outcome of the investigation cannot be estimated with certainty at this stage.

RESULTS

	Year ended December 31,				
	2001	2002	2003	2004	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
	(Restated)	(Restated)	(Restated)	(Restated)	
Revenue	1,168,244	1,625,130	2,478,426	2,450,649	**3,192,065**
Cost of sales	(835,525)	(1,121,850)	(1,553,466)	(1,819,804)	**(2,498,501)**
Gross profit	329,719	503,280	924,960	630,845	**693,564**
Other income	10,468	14,197	9,522	14,677	**21,157**
Distribution costs	(25,694)	(42,545)	(94,529)	(131,453)	**(182,723)**
Administrative expenses	(101,173)	(123,295)	(200,193)	(230,004)	**(293,231)**
Other expenses	(9,377)	(10,879)	(21,471)	(10,948)	**(20,537)**
Major overhaul expenses	–	(28,591)	–	–	–
Allowance for doubtful debts	(9,600)	(14,276)	–	–	–
Gain on disposal of subsidiaries	4,051	–	–	–	–
Share of results of a jointly controlled entity	4,397	6,938	6,548	3,419	**(1,099)**
Impairment loss recognised in respect of property, plant and equipment	(3,543)	–	–	–	–
Impairment loss recognised in respect of goodwill of an associate	(2,032)	–	–	–	–
Finance costs	(27,102)	(26,682)	(25,361)	(27,959)	**(68,139)**
Profit before tax	170,114	278,147	599,476	248,577	**148,992**
Income tax	(28,529)	(48,572)	(93,916)	(3,185)	**7,301**
Profit for the year	141,585	229,575	505,560	245,392	**156,293**
Attributable to:					
Equity holders of the Company	140,006	228,142	504,169	245,011	**156,518**
Minority interests	1,579	1,433	1,391	381	**(225)**
	141,585	229,575	505,560	245,392	**156,293**
	HK cents	HK cents	HK cents	HK cents	**HK cents**
Earnings per share					
Basic	11.29	16.62	33.27	15.93	**10.18**
Diluted	11.10	16.35	32.83	N/A	**N/A**

ASSETS AND LIABILITIES

	At December 31,				
	2001	2002	2003	2004	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	2,209,932	2,948,797	3,361,624	4,707,246	**5,379,779**
Total liabilities	(878,698)	(1,145,851)	(1,231,655)	(2,438,149)	**(2,884,251)**
	1,331,234	1,802,946	2,129,969	2,269,097	**2,495,528**
Equity attributable to equity holders of the Company	1,321,642	1,793,137	2,121,697	2,259,039	**2,484,832**
Minority interests	9,592	9,809	8,272	10,058	**10,696**
	1,331,234	1,802,946	2,129,969	2,269,097	**2,495,528**

中國製藥集團有限公司
China Pharmaceutical
Group Limited

年報

股份代號：1093

目 錄

董事會

執行董事：

蔡東晨（*主席*）

魏福民

岳　進

紀建明

姚世安

馮振英

翟健文

非執行董事：

李嘉士

獨立非執行董事：

霍振興

齊謀甲

郭世昌

陳兆強

律師

胡關李羅律師行

香港

康樂廣場1號

怡和大厦27樓

核數師

德勤・關黃陳方會計師行

執業會計師

香港

中環干諾道中111號

永安中心26樓

授權代表

魏福民

翟健文

公司秘書

李嘉士

註冊辦事處

香港

灣仔

港灣道18號

中環廣場

38樓

3805室

股份過戶登記處

秘書商業服務有限公司

香港

皇后大道東28號

金鐘滙中心26樓

主要往來銀行

中國建設銀行石家莊分行

中國民生銀行石家莊分行

中信嘉華銀行有限公司

香港上海滙豐銀行有限公司

中國工商銀行石家莊分行

證券交易所

香港聯合交易所有限公司

股份代號

1093


中國製藥
集團有限公司
100%
天輪投資
有限公司
100%
石藥集團
中潤製藥
(內蒙古)
有限公司
100%
石藥集團
中禾製藥
(內蒙古)
有限公司
80.42%
內蒙古
中興源
污水處理
有限公司
100%
石藥集團
河北中潤
化工
有限公司
100%
維生藥業
(石家莊)
有限公司
100%
石藥集團
中諾藥業
(石家莊)
有限公司
100%
金利通
有限公司
100%
Unity Pacific
Limited
100%
維泰藥業
(石家莊)
有限公司
100%
Nelcom
Resources
Limited
100%
恩必普
藥業
有限公司
100%
中奇製藥
技術
(石家莊)
有限公司
100%
Zhongqi
Pharmaceutical
Technology (S)
PTE Ltd.
79.04%
20.17%
石藥集團
河北中潤
製藥有限
公司
50%
河北華榮
製藥有限
公司
90%
M2b.com.hk
Limited
80%
中國天然
藥物
有限公司
85%
河北中潤
生態環保
有限公司

本人謹代表董事會呈報截至二零零五年十二月三十一日止年度之年報。

業績

於二零零五年，本集團的營業額為31.921億港元，比二零零四年增加30%；而純利為1.565億港元，比二零零四年下降36%。

董事會不建議派發截至二零零五年十二月三十一日止年度之末期股息。

業務回顧及展望

維生素C系列

年內本系列各產品的總產量為28,655噸，較去年增加56%。隨著國內的生產能力大幅增加，維生素C的售價亦一直受壓。平均售價由年初每公斤3.61美元跌至年末2.94美元，全年平均3.24美元，比去年的4.26美元下跌24%。整個系列的毛利率則從去年的41.8%下降至本年的25.6%。

考慮到現時國內的生產能力，預期疲弱的價格將會維持一段時間。本集團將繼續開拓新客戶及加強與現有客戶的業務，並因應市場的需求而增大加工產品的比重，以改善本系列的盈利狀況。

青霉素系列

年內本系列各產品的總產量為7,279噸，較去年增加60%。由於市場競爭激烈及生產能力仍然過剩，產品售價一直處於低水平。於本年，青霉素工業鹽及阿莫西林的平均售價分別為每公斤9.27美元及21.26美元。整個系列的毛利率則從去年的15.9%下降至本年的6.9%。

市場整固仍然持續，但本集團內蒙古生產線的使用率逐步提高將有助於改善本系列的表現。

頭孢菌素系列

年內本系列各產品的總產量為1,438噸，較去年增加66%。年內7-ACA的需求強勁，售價亦同步上揚。本年7-ACA的平均售價為每公斤92.82美元，比去年的85.13美元上升9%。整個系列的毛利率則從去年的17.8%上升到本年的24.4%。

國內的7-ACA生產能力於年內增加不少，供過於求的局面逐漸形成，預期產品售價將面臨下調壓力。於二零零六年初，7-ACA的售價已下調至約每公斤83美元。

成藥

雖然市場競爭激烈，本業務於本年仍錄得17%的增長，銷售收入增至11.10億港元，毛利率24.2%。但銷售收入增長的同時，分銷費用亦大幅度提高，以致本年成藥業務的經營溢利貢獻比去年下降7%至0.63億港元。

預期市場競爭仍然激烈，本集團將繼續採取有效的銷售策略，爭取良好的業務增長。

專利藥

專利藥丁苯酞於國內的臨床試驗經已完成，並已於本年下半年推出市場，市場初步反應良好。惟市場建設工作仍處於起步階段，故預期本業務於短期內不會帶來重大的盈利貢獻。

財務回顧

流動資金及財政狀況

在二零零五年，本集團的經營活動帶來現金流入淨額186,908,000港元，而資本開支則為539,000,000港元，由內部資源及銀行貸款支付。於二零零五年十二月三十一日，本集團的流動比率為1.10，比去年底的0.95有所改善。年內的應收賬周轉期（應收貿易賬項及應收票據總結餘相對於銷售額（包括在中國內銷的增值稅）的比率）縮短至51日，去年為59日。受到市場不利因素影響，存貨周轉期（存貨結餘相對於銷售成本的比率）升至110日，去年為91日。

於二零零五年十二月三十一日，本集團的貸款總額為1,491,038,000港元（包括銀行貸款1,435,550,000港元及最終控股公司貸款55,488,000港元）。貸款總額於四年內到期，其中344,804,000港元須於一年內償還，其餘1,146,234,000港元須於一至四年內償還。淨資本負債比率為41%，乃按結算日本集團的貸款總額扣除銀行結存及現金475,134,000港元後除以股東資金而得出。

本集團45%的貸款以港元計值，餘下55%以下人民幣計值。本集團的收入為人民幣或美元。由於該等貨幣之間的匯率相對比較穩定，故本集團面對的外幣匯率波動有限。

資產抵押

於二零零五年十二月三十一日，銀行存款2,428,000港元及應收票據3,828,000港元已抵押予銀行，以換取本集團獲批之銀行信貸。

或然負債

誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及其一附屬公司名列在若干於美利堅合眾國（「美國」）提出之反壟斷投訴之若干答辯人之中。反壟斷投訴指中國若干維生素C生產商最少由二零零

一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。於該報章公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

僱員

於結算日，本集團共有僱員約12,098人，大部份受僱於國內。本集團因應集團和個別員工的表現向僱員提供具競爭力的薪酬、酌情授予的購股期權及花紅。

致意

本人謹代表董事會在此對年內股東之支持及本公司員工之勤勉深表謝意。

承董事會命

主席

蔡東晨

香港，二零零六年四月十一日

企業管治常規

本公司致力達到高度企業管治標準。董事會相信，良好的公司管治常規對維持及提升股東的信任日益重要。董事會將不時檢討其企業管治常規，確保有關常規能夠反映最新發展並達到股東之期望。

本公司於截至二零零五年十二月三十一日止年度已遵守聯交所證券上市規則(「上市規則」)附錄14企業管治常規守則(「守則」)所載之守則條文，惟如本報告所述就守則條文A.2.1條有所偏離。

董事會

董事會董事會現由七名執行董事、一名非執行董事及四名獨立非執行董事組成，其中一名獨立非執行董事具備適當的專業會計經驗及專業知識。董事之履歷載於年報第11至13頁。

董事會負責確立策略性方針，訂立目標及業務計劃，以及監督業務表現。本公司附屬公司之管理層分別負責個別業務單位之日常管理及營運。

董事會定期開會，以檢討本集團之財務及業務表現以及批准業務計劃。於二零零五年曾舉行四次董事會定期會議，大約每季舉行一次，各董事於二零零五年出席董事會會議之次數載列如下:

董事	**出席次數**
執行董事:	
蔡東晨先生*(主席)*	4
丁二剛先生	3 *(於年內辭任，二零零五年之出席率為100%)*
魏福民先生	3
岳　進先生	4
紀建明先生	3 *(於年內獲委任，二零零五年之出席率為75%)*
姚世安先生	4 *(於年內獲委任，二零零五年之出席率為100%)*
翟健文先生	1 *(於年內獲委任，二零零五年之出席率為100%)*
非執行董事:	
李嘉士先生	4
獨立非執行董事:	
霍振興先生	4
齊謀甲先生	2
郭世昌先生	2
陳兆強先生	4

主席及董事總經理

守則條文A.2.1條規定主席及董事總經理的角色應有區分，且不應由一人同時兼任。於二零零五年十二月一日前，蔡東晨先生為董事會主席，而丁二剛先生為本公司之董事總經理，二人之角色分開。自丁先生於

二零零五年十二月一日辭去本公司執行董事及董事總經理之職後，蔡先生同時擔任本公司之主席及董事總經理。本公司相信，讓蔡先生同時出任上述職位，能更有效地策劃及執行業務策略。由於所有重大決定均會諮詢董事會成員之意見後才作出，本公司相信現時之權力及授權分布有足夠平衡。

非執行董事

各非執行董事及獨立非執行董事於二零零四年十二月三十一日分別與本公司訂立服務協議，為期兩年，惟亦須遵守本公司組織章程關於每屆股東週年大會上須有三分之一董事會成員輪值告退之規定。

董事薪酬

本公司之薪酬委員會負責檢討薪酬政策，批准執行董事之薪金、花紅及其他津貼，並就非執行董事薪酬向董事會提供意見。委員會現由三名成員組成，包括陳兆強先生（主席）、李嘉士先生及翟振興先生。

於二零零五年，委員會並無舉行正式會議，但委員會全體成員已就釐定應付一名辭任執行董事之酌情花紅及一名新委任執行董事之酬金發出書面同意。委員會於二零零六年一月曾舉行一次會議，所有成員均有出席，全體成員亦於二零零六年三月簽訂一項書面決議案，釐定執行董事之二零零五年酌情花紅及二零零六年酬金。委員會於檢討本集團之經營業績、個人表現及可予比較之市場統計資料後才向董事會提供建議。

董事之提名

董事會並無成立提名委員會。根據本公司之組織章程，董事會有權不時及隨時委任任何人士為董事，以填補臨時空缺或加入董事會。董事會不時檢討董事會之結構、規模及組成，以及就董事之委任提供建議。

於二零零五年，鑑於本集團之業務發展及一名董事辭任，董事會就委任新董事的需要進行檢討。董事會成員基於本公司之需要以及個別候選人之專業知識及經驗作出提名。董事會於二零零五年曾舉行兩次會議考慮及批准委任三名新執行董事，出席之董事為蔡東晨先生、丁二剛先生及魏福民先生。

董事的證券交易

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則（「標準守則」）。經作出明確查詢後，全體董事在二零零五年整個年度內均有遵守標準守則訂明之準則。

審核委員會

本公司之審核委員會負責獨立檢討本集團之財務申報程序及內部監控制度之有效性。委員會現由三名成員組成，包括陳兆強先生（主席）、李嘉士先生及翟振興先生。

委員會於二零零五年舉行了四次會議，所有成員均有出席。委員會在會上考慮核數師收取之費用，審閱季度、中期及年度財務報表，審閱核數師之管理函件及管理層回應，以及審閱本集團之年度財政預算。

根據於該等會議所進行之審閱及討論，委員會建議董事會批准本集團之季度、中期及全年業績，並採取核數師於管理函件所建議有關改善內部監控制度之措施。

核數師酬金

年內，本公司核數師就核數服務及非核數服務分別收取1,600,000港元及952,000港元。非核數服務包括季度及中期財務報表之審閱工作及若干已協定程序。

財務申報

董事會確認其編製本公司及本集團之財務報表之責任。核數師之申報責任載於年報第16至17頁之核數師報告。

股東聯絡

股東聯絡之目標乃為本公司股東提供有關本公司之詳細資料，讓股東可於知情之情況下行使其股東權利。

本公司透過多種聯絡途徑，確保其股東知悉主要業務事項，該等途徑包括股東大會、中期報告及年報、公佈及通函。投票表決之程序已載於隨附召開股東大會通告之本公司通函，並已由主席於二零零五年舉行之股東大會上宣讀。

於二零零五年股東週年大會上，主席就每件獨立事項提呈獨立決議案，包括重選董事。董事會、審核委員會及薪酬委員會之主席均有出席二零零五年股東週年大會以回答股東之提問。

董事會謹提呈截至二零零五年十二月三十一日止年度之年報連同經審核之財務報表。

主要業務

本公司為一間投資控股公司。其附屬公司及一間合營企業之業務詳情分別載於財務報表附註 40 及 23。

主要客戶及供應商

本年度內，本集團向五大客戶銷售及五大供應商採購之總額分別佔本集團之銷售及採購總額少於 30%。

業績及分配

截至二零零五年十二月三十一日止年度之本集團業績載於本年報第 18 頁之綜合收益表內。

董事會不建議派發股息，並擬保留本年度溢利。

本公司之可分配儲備

本公司於二零零五年十二月三十一日可供分派予股東之儲備包括保留溢利 187,898,000 港元（二零零四年：174,282,000 港元）。

物業、機器及設備

本年度內，本集團繼續擴充及改進其原料藥產品及成藥產品之生產設施。有關詳情及本集團之物業、機器及設備於年內之其他變動詳情載於財務報表附註 16。

股本及購股期權

本公司之股本及購股期權於年內之變動詳情分別載於財務報表附註 32 及 33。

董事

本年度及至本報告日期止之本公司董事為：

執行董事：

蔡東晨（主席）	
魏福民	
岳　進	
馮振英	
紀建明	（於二零零五年二月二十八日獲委任）
姚世安	（於二零零五年二月二十八日獲委任）
翟健文	（於二零零五年十二月一日獲委任）
丁二剛	（於二零零五年十二月一日辭任）

董事（續）

非執行董事：

李嘉士

獨立非執行董事：

翟振興
齊謀甲
郭世昌
陳兆強

根據本公司之組織章程第 92 條，翟健文先生將於應屆股東週年大會上依章告退，惟願膺選連任。

根據本公司之組織章程第 101 條，岳進先生、馮振英先生、翟振興先生及郭世昌先生將於應屆股東週年大會上依章輪值告退，惟彼等均願膺選連任。

董事之服務合約

本公司各非執行董事及獨立非執行董事已於二零零四年十二月三十一日與本公司訂立服務合約，為期兩年。

除上文所披露者外，擬在應屆股東週年大會上膺選連任之董事，概無訂有本集團不作補償（法定補償除外）則不可於一年內終止之服務合約。

董事及高層管理人員個人資料

蔡東晨

蔡先生，五十二歲，本公司主席，於一九九八年獲委任為本公司執行董事。他亦為本公司之最終控股公司石家莊製藥集團有限公司（「石藥公司」）之主席。蔡先生畢業於中華人民共和國（「中國」）河北財經學院，於一九七二年加入石藥公司。蔡先生在製藥業擁有超過三十年技術及管理經驗。

魏福民

魏先生，五十九歲，於一九九四年獲委任為本公司執行董事。他畢業於中國天津工業學院，在製藥業擁有超過三十年技術及管理經驗。

岳進

岳先生，四十二歲，於二零零一年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

董事及高層管理人員個人資料（續）

紀建明

紀先生，四十三歲，於二零零五年獲委任為本公司執行董事。他畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

姚世安

姚先生，五十六歲，於二零零五年獲委任為本公司執行董事。他畢業於中國北京工商大學，在製藥業擁有超過三十年技術及管理經驗。

馮振英

馮先生，五十歲，於二零零三年獲委任為本公司執行董事。他畢業於中國河北化學學院，在製藥業擁有超過二十年技術及管理經驗。

翟健文

翟先生，四十歲，於一九九九年加入本公司出任財務總監。於二零零五年獲委任為本公司執行董事。翟先生為香港會計師公會會計師，並為特許公認會計師公會資深會員。彼畢業於香港大學，在核數及財務管理方面擁有超過十六年經驗。

李嘉士

李先生，四十五歲，於一九九六年獲委任為本公司獨立非執行董事，並於二零零四年獲重新委任為非執行董事。他是專業律師及香港一家律師行之合夥人。

霍振興

霍先生，七十歲，於一九九四年獲委任為本公司獨立非執行董事。他是中國工商銀行河北省分行及石家莊市支行前行長。

齊謀甲

齊先生，七十三歲，於一九九六年獲委任為本公司獨立非執行董事。他為中國國家藥品監督管理局（「中國藥管局」，現稱為中國國家食品藥品監督管理局）前董事，分別於一九七八年及一九八二年至一九九四年出任中國藥管局副局長及局長。

郭世昌

郭先生，六十四歲，於二零零四年獲委任為本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

董事及高層管理人員個人資料（續）

陳兆強

陳先生，四十八歲，於二零零四年獲委任為本公司獨立非執行董事。他是合資格會計師，並為安大略省特許會計師公會會員。他持有加拿大安大略省約克大學工商管理碩士學位，在財務及投資方面擁有豐富經驗。

董事於重大合約上之利益

胡關李羅律師行（李嘉士先生為該律師行之合夥人）向本集團提供專業服務，並就此收取一般酬金。

除上文所披露者外，本公司各董事在本公司、其控股公司或其任何同集團附屬公司或附屬公司於年終或年內任何時間仍然生效之重大合約中，概無直接或間接擁有重大利益。

董事之股份、相關股份及債券權益

於二零零五年十二月三十一日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

好倉：

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股本百分比
蔡東晨先生	實益擁有人	2,000,000	0.13%
翟健文先生	實益擁有人	4,000	0.00026%

除上文所披露者外，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除財務報表附註33所披露者外，本公司、其控股公司或其任何同集團附屬公司或附屬公司於本年度內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東

於二零零五年十二月三十一日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司已發行股本持有之有關權益。

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
石藥公司	實益擁有人及受控制公司	783,316,161 *（附註）*	50.93%
Templeton Investment Counsel, LLC	投資經理	77,078,246	5.01%

附註: 在783,316,161股股份中，石藥公司持有773,436,399股，而石藥公司之全資附屬公司中國詩薇製藥有限公司則持有9,879,762股。

除上文所披露者外，據本公司所知，於二零零五年十二月三十一日，本公司之已發行股本中概無任何其他有關權益或淡倉或相當於本公司已發行股本5%或以上之任何其他權益。

關連交易

本年度內須予披露之關連交易詳情載於財務報表附註28。根據上市規則第14A.38條，董事會委聘本公司核數師就本集團之持續關連交易進行若干議定之程序。核數師已就此等程序向董事會滙報其實際結果。獨立非執行董事已審視持續關連交易及核數師之報告，並確認本集團訂立之該等交易乃:

(i) 屬本集團日常及一般業務;

(ii) 按一般商業條款進行或該等交易條款不遜於獨立第三者所獲或開出之條款; 及

(iii) 根據規範該等交易之有關協議進行，而交易條款公平合理並符合本公司股東之整體利益。

購買、出售或贖回本公司之上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

根據上市規則第13.18條作出之披露

根據兩項銀行貸款協議，如石藥公司持有少於40%之本公司已發行股本，將視作未有履行責任。於二零零五年十二月三十一日，該兩項銀行貸款之未償還本金額為670,000,000港元，而最後一期還款之到期日為二零零九年四月。

除上文所披露者外，本公司並無其他事項須按上市規則第13.18條之規定而披露。

委任獨立非執行董事

本公司已收到各獨立非執行董事根據上市規則第3.13條確認其獨立性之年度確認書。本公司認為全體獨立非執行董事具備獨立性。

酬金政策

本公司董事之酬金由薪酬委員會經考慮本公司之經營業績、個人表現及可作比較之市場統計資料後決定。

本公司已採納購股期權計劃，作為對董事及合資格僱員之一種鼓勵，該計劃之詳情載於財務報表附註33。

公眾持股量規定

本公司於截至二零零五年十二月三十一日止年度內一直維持上市規則所規定不少於本公司已發行股份25%之足夠公眾持股量。

結算日後事項

於結算日之後出現之重大事項之詳情載於財務報表附註41。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為核數師之決議案。

代表董事會
主席
蔡東晨

香港，二零零六年四月十一日

Deloitte.
德勤

致中國製藥集團有限公司股東

（於香港註冊成立之有限公司）

本會計師行已完成審核載於第18至64頁有關中國製藥集團有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據《公司條例》第141條，基於本行審核工作的結果，對該等財務報表表達獨立的意見，並向整體股東作出報告，除此之外並無其他目的。本行概不就本報告書之內容向任何其他人士承擔責任。

意見的基礎

本行是按照香港會計師公會頒佈的香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零五年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤・關黃陳方會計師行
執業會計師

香港，二零零六年四月十一日

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 （經重列）
收入	8	**3,192,065**	2,450,649
銷售成本		**(2,498,501)**	(1,819,804)
毛利		**693,564**	630,845
其他收入		**21,157**	14,677
分銷成本		**(182,723)**	(131,453)
行政開支		**(293,231)**	(230,004)
其他開支		**(20,537)**	(10,948)
應佔合營企業業績		**(1,099)**	3,419
財務費用	9	**(68,139)**	(27,959)
除稅前溢利	10	**148,992**	248,577
所得稅	11	**7,301**	(3,185)
本年度溢利		**156,293**	245,392
應佔本年度溢利：			
本公司股本權益持有人		**156,518**	245,011
少數股東權益		**(225)**	381
		156,293	245,392
股息	14	**–**	–
每股盈利	15		
基本		**10.18 港仙**	15.93 港仙
攤薄		**不適用**	不適用

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 （經重列）
非流動資產			
物業、機器及設備	16	**3,176,949**	2,908,317
預付租賃款項	17	**154,612**	101,450
無形資產	20	**61,233**	69,950
商譽	21	**55,764**	55,764
於合營企業之權益	23	**24,086**	24,654
應收貸款	24	**–**	655
已抵押銀行存款	25	**2,428**	9,416
就購買物業、機器及設備支付之按金		**–**	47,305
		3,475,072	3,217,511
流動資產			
存貨	26	**756,053**	452,855
應收貿易賬項及其他款項	27	**512,987**	413,629
應收票據		**118,281**	90,331
預付租賃款項	17	**4,474**	2,837
應收貸款	24	**670**	795
可收回稅項		**8,096**	–
應收關聯公司貿易款項	28	**14,393**	3,854
應收合營企業款項	28	**17,047**	16,806
已抵押銀行存款	25	**–**	7,282
銀行結存及現金		**472,706**	501,346
		1,904,707	1,489,735
流動負債			
應付貿易賬項及其他款項	29	**974,756**	861,340
應付票據		**403,876**	388,040
應付關聯公司款項	28	**4,146**	58,423
應付合營企業貿易款項	28	**3,107**	4,414
稅項負債		**7,328**	3,892
銀行貸款 – 一年內到期	30	**344,804**	249,813
		1,738,017	1,565,922
流動資產（負債）淨額		**166,690**	(76,187)
總資產減流動負債		**3,641,762**	3,141,324

	附註	二零零五年 千港元	二零零四年 千港元 （經重列）
非流動負債			
最終控股公司貸款	31	**55,488**	54,818
銀行貸款 – 一年後到期	30	**1,090,746**	817,409
		1,146,234	872,227
		2,495,528	2,269,097
資本及儲備			
股本	32	**153,812**	153,812
儲備		**2,331,020**	2,105,227
本公司股本權益持有人應佔之股本權益		**2,484,832**	2,259,039
少數股東權益		**10,696**	10,058
		2,495,528	2,269,097

第 18 至 64 頁之財務報表於二零零六年四月十一日由董事會核准及批准刊發，並由下列董事代表簽署：

董事	*董事*
蔡東晨	**魏福民**

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機器及設備	16	**1,115**	1,708
於附屬公司之投資	18	**1,202,052**	1,161,737
		1,203,167	1,163,445
流動資產			
其他應收款項		**6,592**	5,629
應收附屬公司款項	19	**908,243**	925,128
銀行結存及現金		**24,393**	99,803
		939,228	1,030,560
流動負債			
其他應付款項		**13,654**	11,700
應付最終控股公司款項	28	**–**	54,141
應付附屬公司款項	19	**304**	8,323
銀行貸款 – 一年內到期	30	**96,000**	185,020
		109,958	259,184
流動負債淨額		**829,270**	771,376
總資產減流動負債		**2,032,437**	1,934,821
非流動負債			
銀行貸款 – 一年後到期	30	**574,000**	490,000
		1,458,437	1,444,821
資本及儲備			
股本	32	**153,812**	153,812
儲備	34	**1,304,625**	1,291,009
		1,458,437	1,444,821

董事
蔡東晨

董事
魏福民

綜合股本權益變動報表

截至二零零五年十二月三十一日止年度

	本公司股本權益持有人應佔									
	股本 *千港元*	股份溢價 *千港元*	資本投入 *千港元*	商譽儲備 *千港元*	滙兌儲備 *千港元*	非分派儲備 *千港元* *(附註)*	保留溢利 *千港元*	總額 *千港元*	少數股東權益 *千港元*	總額 *千港元*
於二零零四年一月一日	153,812	1,116,727	-	(167,254)	2,692	194,110	821,610	2,121,697	-	2,121,697
會計政策改變之影響（見附註3）	-	-	-	-	-	-	-	-	8,272	8,272
於二零零四年一月一日（經重列）	153,812	1,116,727	-	(167,254)	2,692	194,110	821,610	2,121,697	8,272	2,129,969
本年度溢利	-	-	-	-	-	-	245,011	245,011	381	245,392
應佔合營企業之非分派儲備	-	-	-	-	-	865	(865)	-	-	-
轉撥	-	-	-	-	-	81,359	(81,359)	-	-	-
一間附屬公司之少數股東資本投入	-	-	-	-	-	-	-	-	1,966	1,966
已付一間附屬公司之少數股東股息	-	-	-	-	-	-	-	-	(561)	(561)
已付股息	-	-	-	-	-	-	(107,669)	(107,669)	-	(107,669)
於二零零四年十二月三十一日	153,812	1,116,727	-	(167,254)	2,692	276,334	876,728	2,259,039	10,058	2,269,097
會計政策改變之影響（見附註3）	-	-	1,362	-	-	-	(515)	847	-	847
於二零零五年一月一日（經重列）	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
因換算海外業務而產生並直接於股本權益確認之滙兌差額	-	-	-	-	68,428	-	-	68,428	218	68,646
本年度溢利	-	-	-	-	-	-	156,518	156,518	(225)	156,293
本年度已確認之收入及開支總額	-	-	-	-	68,428	-	156,518	224,946	(7)	224,939
轉撥	-	-	-	-	-	79,190	(79,190)	-	-	-
一間附屬公司之少數股東資本投入	-	-	-	-	-	-	-	-	1,331	1,331
已付一間附屬公司之少數股東股息	-	-	-	-	-	-	-	-	(686)	(686)
於二零零五年十二月三十一日	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
下列公司應佔之股本權益：										
本公司及其附屬公司	153,812	1,116,727	1,362	(160,130)	70,481	349,031	949,449	2,480,732	10,696	2,491,428
合營企業	-	-	-	(7,124)	639	6,493	4,092	4,100	-	4,100
	153,812	1,116,727	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528

附註： 非分派儲備包括根據中華人民共和國（「中國」）法規須自本公司於中國之附屬公司及合營企業之除稅後溢利中調撥之法定儲備。

綜合現金流動表

截至二零零五年十二月三十一日止年度

	二零零五年 *千港元*	二零零四年 *千港元* （經重列）
經營業務		
除稅前溢利	**148,992**	248,577
按下列各項調整：		
利息收入	**(2,687)**	(2,454)
應佔合營企業業績	**1,099**	(3,419)
財務費用	**68,139**	27,959
無形資產攤銷	**16,585**	12,405
商譽攤銷	**–**	3,183
物業、機器及設備之折舊	**245,456**	162,621
預付租賃款項之攤銷	**4,474**	5,615
出售物業、機器及設備之虧損	**15,780**	5,553
營運資金變動前之經營現金流量	**497,838**	460,040
存貨增加	**(303,198)**	(161,001)
應收貿易賬款及其他款項（增加）減少	**(99,358)**	24,943
應收票據（增加）減少	**(27,950)**	1,146
應收關聯公司貿易款項增加	**(10,539)**	(1,325)
應收合營企業款項增加	**(241)**	(4,677)
應付貿易賬款及其他款項增加	**113,416**	103,313
應付票據增加	**15,836**	88,695
應付關聯公司款項減少	**(136)**	(21,829)
應付合營企業貿易款項（減少）增加	**(1,307)**	4,254
來自經營業務之現金	**184,361**	493,559
退回中國企業所得稅	**10,859**	10,482
已付中國企業所得稅	**(8,312)**	(26,944)
來自經營業務之現金淨額	**186,908**	477,097
投資活動		
購買物業、機器及設備	**(421,168)**	(1,074,921)
預付地租	**(57,005)**	(6,946)
購買知識產權	**(6,521)**	(9,760)
已抵押銀行存款減少	**14,270**	61,734
出售物業、機器及設備所得款項	**7,987**	6,483
已收利息	**2,687**	2,454
償還應收貸款	**780**	795
就收購物業、機器及設備支付之按金	**–**	(47,305)
購買公用服務使用權	**–**	(12,164)
用於投資活動之現金淨額	**(458,970)**	(1,079,630)

	二零零五年 *千港元*	二零零四年 *千港元* （經重列）
融資活動		
新借銀行貸款	**1,252,440**	959,620
一間附屬公司之少數股東資本投入	**1,331**	1,966
償還銀行貸款	**(893,119)**	(198,747)
已付少數股東股息	**(686)**	(561)
已付股息	**(54,141)**	(53,528)
償還最終控股公司貸款	**–**	(46,772)
已付利息	**(74,862)**	(31,298)
來自融資活動之現金淨額	**230,963**	630,680
現金及現金等值（減少）增加淨額	**(41,099)**	28,147
年初之現金及現金等值	**501,346**	473,199
外幣滙率變動之影響	**12,459**	–
年結之現金及現金等值， 即銀行結存及現金	**472,706**	501,346

1. 一般事項

本公司乃於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司之母公司及最終控股公司為於中華人民共和國（「中國」）註冊成立之國有企業石家莊製藥集團有限公司（「石藥公司」）。石藥公司連同其控制之公司（本公司及其附屬公司（以下統稱「本集團」）除外）以下統稱為「石藥集團」。本公司之註冊辦事處及主要營業地點列於年報之「公司資料」一節。

本公司乃一間投資控股公司，其附屬公司主要從事製造及銷售製藥產品。

財務報表乃以港元呈報，與本公司的功能貨幣相同。

2. 香港財務報告準則之應用／會計政策之改變

在本年度內，本集團首次應用多項由香港會計師公會頒佈，於二零零五年一月一日或之後開始之會計期間生效之新香港財務報告準則（「財務報告準則」）、香港會計準則（「會計準則」）及詮釋（以下統稱「新財務報告準則」）。新財務報告準則之應用導致綜合收益表、綜合資產負債表及綜合股本權益變動報表之呈列有所改變。特別指出，少數股東權益及應佔合營企業稅項之呈列有所改變。呈列上之改變已追溯應用。新財務報告準則之應用導致本集團之會計政策出現若干改變，而該等改變在以下方面影響到本會計年度或過往會計年度之業績之編製及呈列：

企業合併

在本年度，本集團應用財務報告準則第 3 號「企業合併」，該準則適用於協議日期為二零零五年一月一日或之後之企業合併，以及先前確認並結轉至二零零五年一月一日之商譽。應用財務報告準則第 3 號之過渡條文對本集團之主要影響概列如下：

商譽

在過往年度，於二零零一年一月一日前因收購而產生之商譽乃於商譽儲備持有，而二零零一年一月一日後因收購而產生之商譽予以資本化並在其估計可用年期內攤銷。本集團已應用財務報告準則第 3 號之有關過渡條文。先前於二零零五年一月一日在商譽儲備確認之 167,254,000 港元之商譽繼續於商譽儲

2. 香港財務報告準則之應用／會計政策之改變（續）

商譽（續）

備持有，並將於與商譽有關之業務出售或與商譽有關之現金產生單位（「現金產生單位」）出現減值時撥入本集團當時之保留溢利。就先前於資產負債表資本化之商譽，本集團於二零零五年一月一日撇銷金額為7,897,000港元之相關累計攤銷之賬面值，並相應地撇減商譽成本（見附註21）。本集團由二零零五年一月一日起不再攤銷該等商譽，而該等商譽將至少每年測試有否減值。於二零零五年一月一日後因收購而產生之商譽乃於最初確認後按成本減累計減值虧損（如有）列賬。因是項會計政策之改變，本年度並無計算商譽攤銷。二零零四年之比較數字並無重列（見附註3所載之財務影響）。

在本年度，本集團亦應用會計準則第21號「外幣滙率變動之影響」，該準則規定商譽視作海外業務之資產及負債處理，並按結算日之收市滙率換算。先前因收購海外業務而產生之商譽乃於結算日按過往比率呈報。根據會計準則第21號之有關過渡條文，於二零零五年一月一日前因收購而產生之商譽視作非貨幣之外滙項目。因此，並無作出前期調整。

擁有人自用之租賃土地權益

在過往年度，擁有人自用之租賃土地及樓宇列入物業、機器及設備，使用成本模式計量。在本年度，本集團應用會計準則第17號「租賃」。根據會計準則第17號，土地及樓宇租約之土地及樓宇兩部份就租約分類而言乃分開處理，除非租賃款項不能在土地及樓宇之間可靠地分配，在此情況下整份租約一般視作財務租約處理。倘租賃款項能在土地及樓宇之間可靠地分配，則土地之租賃權益重新歸類為經營租約下之預付租賃款項，乃按成本以直線法於租約期攤銷列賬。是項會計政策之改變已追溯應用（見附註3所載之財務影響）。

股權支付

在本年度，本集團應用財務報告準則第2號「股權支付」，該準則規定當本集團以股份或股權換取貨物或服務（「股本結算交易」），或以若干數目之股份或股權等值之其他資產換取貨物或服務（「現金結算交易」），須確認為開支。財務報告準則第2號對本集團之主要影響乃關於授予本公司董事及僱員之購股期權之公平價值之開支處理，乃於權益歸屬期內於授予購股期權之日期釐定。在財務報告準則第2號應用前，本集團在該等購股期權行使前不予確認其財務影響。由於本公司自其購股期權計劃採納以來並無授出或同意授出購股期權，財務報告準則第2號之採納對本集團之業績並無影響。

財務工具

在本年度，本集團應用會計準則第32號「財務工具：披露及呈報」以及會計準則第39號「財務工具：確認及計量」。會計準則第32號規定追溯應用，而會計準則第32號之採納對本個或過往會計期間之本集團財務工具之呈報方式並無重大影響。會計準則第39號由二零零五年一月一日或之後開始之年度生效，一般上不允許以追溯方式確認、不確認或計量財務資產與負債。實行會計準則第39號之主要影響概述如下：

2. 香港財務報告準則之應用／會計政策之改變（續）

財務工具（續）

由二零零五年一月一日起，本集團根據會計準則第39號為其財務資產及財務負債作出分類及計量。根據會計準則第39號，財務資產分類為「於損益賬按公平價值處理之財務資產」、「可供出售之財務資產」、「貸款及應收賬項」或「持有至到期之財務資產」。財務負債一般分類為「於損益賬按公平價值處理之財務負債」或「其他財務負債」。於損益賬按公平價值處理之財務負債乃按公平價值計量，而公平價值之改變直接確認為溢利或虧損。其他財務負債於首次確認後以實際利息方法按攤銷成本列賬。

在會計準則第39號應用之前，由最終控股公司提供之免息長期貸款乃按面額列賬。會計準則第39號規定所有財務資產及財務負債於首次確認時按公平價值列賬。該等免息貸款乃於隨後之結算日運用實際利息方法計算攤銷成本列賬。本集團已運用會計準則第39號之有關過渡條文。基於是項會計政策之改變，貸款於二零零五年一月一日之賬面值減少847,000港元，以根據會計準則第39號按攤銷成本列賬。本集團於二零零五年一月一日之保留溢利已減少515,000港元。於二零零五年一月一日之資本投入增加1,362,000港元，乃最終控股公司就貸款之確認而視作之資本投入。本年度溢利已因為估算利息開支之確認而減少278,000港元（見附註3所載之財務影響）。

合營企業權益

在過往年度，合營企業權益乃以權益法入賬。會計準則第31號「合營企業權益」容許實體就其於合營企業之權益按比例綜合入賬或以權益法入賬。於會計準則第31號應用後，本集團選擇沿用過往年度之方法，就其於合營企業之權益以權益法入賬，因此該準則之採納對本集團並無影響。

3. 會計政策之改變之影響概要

附註2所述之會計政策之改變對業績之影響如下：

	影響來自採納	二零零五年 *千港元*	二零零四年 *千港元*
不予攤銷商譽 （列入行政開支）	財務報告準則第3號	**3,183**	–
由最終控股公司提供之長期免息貸款之估算利息開支 （列入財務費用）	會計準則第39號	**(278)**	–
應佔合營企業業績	會計準則第1號	–	(589)
所得稅	會計準則第1號	–	589
對本年度溢利之增加		**2,905**	–

5. 主要會計政策（續）

商譽（續）

就測試有否減值而言，因收購而產生之商譽乃分配予預計可從收購之協同效益受惠之各有關現金產生單位（或各組現金產生單位）。獲分配商譽之現金產生單位每年及每當有迹象顯示該單位出現減值時予以測試有否減值。對於財政年度內因收購而產生之商譽，獲分配商譽之現金產生單位在該財政年度完結前予以測試有否減值。當現金產生單位之可收回數額少於該單位之賬面值，將分配減值虧損以首先減低任何分配予該單位之商譽，然後根據該單位各資產之賬面值按比例地減低分配予該單位之其他資產。商譽之任何減值虧損直接於收益表確認。商譽之減值虧損不會在隨後之期間撥回。

在出售附屬公司之後，已資本化之應佔商譽列入出售之盈利或虧損之計算。

於附屬公司之投資

於附屬公司之投資按成本減任何已知減值虧損列入本公司之資產負債表內。

財務工具

財務資產及財務負債乃當集團實體成為工具合約條文之訂約方時，在資產負債表上確認。財務資產及財務負債最初以公平價值計量。因收購或發行財務資產及財務負債而直接產生之交易成本（於損益賬按公平價值處理之財務資產及財務負債除外）於首次確認時新增至財務資產及財務負債之公平價值或自該等價值扣除（如適用）。因收購於損益賬中按公平價值處理之財務資產或財務負債而直接產生之交易成本即時於損益賬中確認。

(i) 財務資產

本集團之財務資產包括貸款及應收款項。所有財務資產之日常買賣乃按交易日基準確認及取消確認。日常買賣指須根據市場規則或慣例確立之時間內交付資產之財務資產買賣。本集團就各類別之財務資產所採納之會計政策載於下文。

貸款及應收款項

貸款及應收款項為附帶固定或可釐定付款之非衍生性質財務資產，而其在活躍市場並無報價。於首次確認後之各個結算日，貸款及應收款項（包括應收貸款、應收貿易賬項及其他款項、應收票據、應收關聯公司貿易款項、應收合營企業款項及銀行結餘）乃按利用實際利息法計算之已攤銷

5. 主要會計政策（續）

財務工具（續）

(i) 財務資產（續）

貸款及應收款項（續）

成本，減任何已知減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬中確認，並按資產賬面值與按原本實際利率貼現之估計未來現金流量之現值之差額計量。倘資產之可收回金額之增幅能客觀地與於確認減值後所引致之事件有關，則減值虧損會於隨後期間撥回，惟減值被撥回當日之資產賬面值不得超過倘無確認減值之已攤銷成本。

(ii) 財務負債及股本權益

集團實體發行之財務負債及股本權益工具乃根據所訂立之合約安排之性質與及財務負債及股本權益工具之定義而分類。

股本權益工具為證明於集團經扣除其所有負債後之資產中所剩餘權益之任何合約。本集團就財務負債及股本權益工具而採納之會計政策載於下文。

財務負債

財務負債（包括應付貿易賬項及其他款項、應付票據、應付關聯公司款項、應付合營企業貿易款項、銀行貸款及最終控股公司貸款）乃隨後採用實際利率法按已攤銷成本計量。

股本權益工具

本公司發行之股本權益工具乃按實得款項（扣除直接發行成本）入賬。

物業、機器及設備

物業、機器及設備（在建工程除外）按成本減累計折舊及累計減值虧損入賬。

在建工程按成本入賬，包括屬於該等項目之所有發展成本及其他直接成本，當中包括根據本集團之會計政策而資本化之借貸成本。在建工程在完工及資產投入使用前不作折舊。完竣之在建工程成本撥入有關類別之資產。

折舊乃根據物業、機器及設備（在建工程除外）之估計可使用年期並計入其估計剩餘價值後，以直線法撇銷其成本而撥備。

5. 主要會計政策（續）

物業、機器及設備（續）

物業、機器及設備項目於出售時或預計不會從繼續使用該資產而得到任何經濟利益時取消確認。資產取消確認時產生之任何收益或虧損（按該項目之出售所得款項淨額與賬面值之差額計算）乃於該項目取消確認之年度計入收益表。

合營企業

合營企業指涉及一間獨立企業之成立而各合營方對該企業之經濟活動有共同控制權之合營安排。

合營企業之業績以及資產與負債乃以權益會計法列入綜合財務報表。根據權益法，於合營企業之投資乃按成本經調整收購後本集團應佔該合營企業之溢利或虧損之變動及股本權益之變動，減任何已知減值虧損而在綜合財務報表列賬。當本集團應佔合營企業之虧損等於或超過本集團於該合營企業之權益，本集團即停止確認其應佔之進一步虧損。

當某實體與本集團之合營企業交易，未變現之溢利或虧損乃以本集團於合營企業之權益為限而對銷，惟倘未變現之虧損證明已轉讓資產有所減值則除外，在此情況下有關虧損全數確認。

無形資產

在首次確認時，購入之無形資產按成本確認。在首次確認後，有限可使用年期之無形資產乃按成本減累計攤銷及任何累計減值虧損而列賬。有限可使用年期之無形資產之攤銷乃按其估計可使用年期以直線法計算。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額計量，並於有關資產取消確認時在收益表確認。

研究及開發成本

研究事務之支出於出現之期間確認為開支。

因開發支出所產生而源自內部之無形資產，僅於明確界定項目之開發成本預料會從日後之商業活動中收回時確認。所產生之資產按估計可使用年期以直線法攤銷，並扣除之後累計之攤銷及任何累計減值虧損列賬。

倘不能確認源自內部之無形資產，開發支出於出現之期間確認為開支。

5. 主要會計政策（續）

存貨

存貨按成本與可變現淨值兩者之較低值列賬。成本按加權平均法計算。

減值虧損（商譽以外）

每逢結算日，本集團會檢討其有形及無形資產之賬面值，以確定有否迹象顯示此等資產出現減值虧損。如果某項資產可收回之數額估計會低於其賬面值，該項資產之賬面值會撇減至可收回之數額。減值虧損即時確認為開支。

如減值虧損其後撥回，則資產之賬面值將增加至經修訂之估計可收回數額，惟增加後之賬面值不得超過假設過往年度並無確認該資產之減值虧損所釐定之賬面值。撥回之減值虧損即時確認為收益。

稅項

所得稅支出指當期應付稅項及遞延稅項。

當期應付稅項按年內應課稅溢利計算。應課稅溢利與收益表所報之溢利不同，此乃由於其不包括在其他年度應課稅或可扣減之收入或支出項目，亦不包括不用課稅或不可扣減之項目。本集團之當期稅項負債乃按結算日已生效或實際上已生效之稅率計算。

遞延稅項乃就綜合財務報表內資產與負債之賬面值與計算應課稅溢利所用之相應稅基之差額而確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差異確認，而遞延稅項資產則限於有頗大機會在日後出現可用以扣減暫時差異之應課稅溢利時確認。若暫時差異乃因商譽或首次確認一項既不影響應課稅溢利亦不影響會計溢利之交易（業務合併除外）中之其他資產及負債而產生，則不會確認該等資產及負債。

遞延稅務負債乃就附屬公司投資及合營企業權益產生之應課稅暫時差異而確認，惟倘本集團能夠控制該等暫時差異之撥回及該等暫時差異預料不會在可見將來撥回則屬例外。

遞延稅項資產之賬面值於每個結算日均作檢討，並在不大可能再有足夠應課稅溢利收回全部或部份資產時減少。

遞延稅項乃按預期於負債償還或資產變現期間之適用稅率計算。遞延稅項會扣自或計入收益表，惟有關直接扣自或計入股本權益之項目，則有關之遞延稅項亦會於股本權益中處理。

5. 主要會計政策（續）

以股份支付之交易

以股本結算及以股份支付之交易

授予本公司及其附屬公司僱員之購股期權

所獲服務之公平價值乃參考購股期權於授出日期之公平價值釐定，在權益歸屬期間以直線法列作開支，並於股本權益（即購股期權儲備）作相應之增加。

購股期權獲行使時，先前於購股期權儲備中確認之款項將撥入股份溢價。當購股期權被沒收或於屆滿日仍未行使，先前於購股期權儲備中確認之款項將撥入保留溢利。

授予顧問之購股期權

發行以換取服務之購股期權乃按所獲服務之公平價值計量。所獲服務之公平價值乃即時確認為開支，除非該服務合資格確認為資產。購股期權儲備會作出相應調整。

收入之確認

收入為本集團向外間客戶出售之貨物及提供之服務之已收及應收數額之公平價值，乃扣除增值稅及退貨而列賬。

銷售貨品乃於貨品交付及所有權轉移後確認。

服務收入於提供服務時確認。

財務資產之利息收入乃按時間基準，參考未償還本金及適用之實際利率計算，該利率為確實地將財務資產之預計可用年期內之估計未來現金收入貼現至該資產之賬面淨值之貼現率。

投資所得之股息收入於股東可收取該等款項之權利確立時確認。

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣（「外幣」）進行之交易乃按於交易日期之滙率換算為其功能貨幣（即該實體經營所在之主要經濟環境之貨幣）。於各結算日，以外幣定值之貨幣項目乃按結算日之滙率重新換算。按公平價值列賬及以外幣定值之非貨幣項目乃按其公平價值釐定當日之滙率重新換算。按外幣過往成本計量之非貨幣項目毋須重新換算。

5. 主要會計政策（續）

外幣（續）

於結算及換算貨幣項目時產生之滙兌差額乃於其產生之期間於損益賬確認，惟倘滙兌差額乃因換算構成本集團於境外業務之淨投資額一部份之貨幣項目而產生則除外，在此情況下有關滙兌差額直接於綜合財務報表之股本權益內確認。

就綜合財務報表之呈列而言，本集團境外業務之資產與負債乃按結算日之滙率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均滙率換算，惟倘滙率於該年度內出現大幅波動則除外，在此情況下採用交易日之滙率換算。所產生之滙兌差額（如有）乃確認為股本權益之獨立部份（「滙兌儲備」）。該等滙兌差額乃於境外業務售出之年度內於損益賬確認。

於二零零五年一月一日或之後因收購境外業務而產生之可知資產之商譽及公平價值調整乃視作該境外業務之資產與負債，並按結算日之滙率換算。所產生之滙兌差額在滙兌儲備確認。

經營租約

根據經營租約應付之租金以直線法按有關租約年期自損益賬扣除。作為吸引訂立經營租約之已收及應收利益乃於租約年期以直線法確認為租金開支之扣減。

借貸成本

購買、建造或生產合資格資產直接應計之借貸成本均予以資本化，作為此等資產成本值之一部份。當此等資產大體上已可作其擬定用途或出售時即停止將該等借貸成本資本化。特別為合資格資產而取得之借貸在其尚未用於有關用途時作為短暫投資而賺取之投資收入，乃於可作資本化之借貸成本內扣除。

所有其他借貸成本乃於產生之期間在損益賬確認。

退休福利計劃成本

向強制性公積金計劃及國家管理之退休福利計劃之供款乃於到期支付時列作開支。

6. 估計不確定性之主要來源

在應用附註5所述之本集團會計政策之過程中，管理層根據過往經驗及對未來之預計作出多項估計。可能對財務報表所確認數額有重大影響之估計不確定性之主要來源現披露如下：

6. 估計不確定性之主要來源（續）

貿易應收賬之減值

本集團呆壞賬之撥備政策乃根據對賬目之可收回成數之評估及賬齡分析以及管理層之判斷而作出。評估該等應收款項之最終實現需要作出一定程度之判斷，包括各客戶當時之信用及過往收賬記錄。如本集團客戶之財政狀況轉壞，以至影響其付款能力，則可能會作出額外之減值。於二零零五年十二月三十一日，應收貿易賬項扣除準備之賬面值為 379,192,000 港元。

存貨準備

本集團管理層於每個結算日檢討每種產品之存貨，並且就陳舊或滯銷因而不適合於生產之存貨項目作出準備。管理層主要根據最近期發票價格及當時之市況而估計該等製成品及在製品之可變現淨值。如存貨情況轉壞，以至要作出可收回數額之準備，則可能需要作出額外之準備。於二零零五年十二月三十一日，按成本列出之存貨賬面值約為 756,053,000 港元。

商譽減值

釐定商譽有否減值需估計獲分配商譽之現金產生單位之使用價值。在計算使用價值時，本集團需估計該現金產生單位產生之未來現金流量，並以適當之貼現率計算其現值。倘實際之現金流量低於預期，可能會出現減值虧損。於結算日，董事評估提撥商譽減值虧損之需要，並根據結果而維持商譽之賬面值。

7. 財務風險管理目標與政策

本集團之主要財務工具包括應收貿易賬項、應收票據、現金及現金等值、應付貿易賬項、應付票據及銀行貸款。該等財務工具之詳情已於有關之附註披露。下文載列與該等財務工具有關之風險及如何減低該等風險之政策。管理層管理及監察該等風險，以確保及時及有效地採取適當措施。

信貸風險

倘對手方於二零零五年十二月三十一日不予履行其有關各類已確認財務資產之義務，則本集團要承受之最大信貸風險為綜合財務報表所列之該等資產之賬面值。為了盡量減低風險，管理層已就信貸額之釐定及信貸批核制訂內部監控程序與及其他監察程序，以確保採取跟進措施收回逾期之賬款。此外，本集團於各結算日檢討各項貿易應收賬之可收回數額，以確保就無法收回之數額作出足夠之減值虧損撥備。有鑑於此，本公司董事認為本集團之信貸風險已顯著地減低。

流動資金之信貸風險有限，原因是對手方均為信譽良好之銀行。

7. 財務風險管理目標與政策（續）

流動資金風險

審慎之流動資金風險管理意味着透過安排足夠之信貸來維持充足之現金及資金調動能力。本集團透過安排銀行信貸及其他對外融資維持資金周轉之靈活性。因此，本集團之有關風險甚低。

外滙風險

本集團主要在中國營運，大部份交易以人民幣定值及結算。雖然本公司有若干附屬公司以外幣進行銷售（主要為美元及歐元），從而產生外滙風險，但董事認為本集團在目前面對之有關風險甚低。本集團現無外滙對沖政策。然而，管理層會密切注視外滙風險，在有需要時會考慮運用對沖工具。

利率風險

本集團之公平價值利率風險主要與定息銀行貸款有關（該等貸款之詳情見附註30），該等貸款乃由中國之銀行提供。就該等定息貸款，本集團致力將貸款息率維持於市場水平。為達致這個目標，本集團與銀行磋商及訂立其利率可作一定浮動之若干循環貸款。有鑑於此，本公司董事認為本集團之公平價值利率風險甚低。

8. 收入及分類資料

收入即本集團在年內將貨品售予外間客戶之已收及應收款項淨額，經扣除增值稅及退貨後列賬。

根據本集團之內部財務呈報方式，本集團以業務分類為基本之呈報方式，而地域分類則為次要之呈報方式。

業務分類

本集團呈報之基本分類資料以產品劃分，即原料藥（包括青霉素系列、頭孢菌素系列及維生素C系列）、成藥及其他。此等產品之分類資料呈列如下：

8. 收入及分類資料（續）

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入							
對外銷售	525,091	855,131	692,507	1,109,971	9,365	–	3,192,065
類別間銷售	219,615	137,039	–	–	–	(356,654)	–
總收入	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065

類別間銷售乃按市場價格釐定。

	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	對銷	綜合
分類業績	(9,220)	117,849	87,840	63,131	(21,728)		237,872
未分配之公司支出							(19,642)
							218,230
應佔合營企業業績					(1,099)		(1,099)
財務費用							(68,139)
除稅前溢利							148,992
所得稅							7,301
本年度溢利							156,293

8. 收入及分類資料（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零五年十二月三十一日：

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	1,676,073	1,161,005	1,314,016	919,060	242,235	5,312,389
合營企業權益					24,086	24,086
未分配之公司資產						43,304
綜合總資產						5,379,779
負債						
分類負債	339,974	194,934	251,026	536,860	46,331	1,369,125
未分配之公司負債						1,515,126
綜合總負債						2,884,251

截至二零零五年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本增加	292,576	23,469	78,621	37,424	106,907	3	539,000
折舊及攤銷	82,215	90,086	64,235	20,037	9,346	596	266,515

8. 收入及分類資料（續）

截至二零零四年十二月三十一日止年度：

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元（經重列）
收入							
對外銷售	360,782	504,670	626,124	947,785	11,288	–	2,450,649
類別間銷售	184,779	90,872	–	–	–	(275,651)	–
總收入	545,561	595,542	626,124	947,785	11,288	(275,651)	2,450,649

類別間銷售乃按市場價格釐定。

分類業績	5,307	34,625	189,694	67,965	(4,326)		293,265
未分配之公司支出							(20,148)
							273,117
應佔合營企業業績					3,419		3,419
財務費用							(27,959)
除稅前溢利							248,577
所得稅							(3,185)
本年度溢利							245,392

8. 收入及分類資料（續）

按產品劃分之分類資產及分類負債賬面值分析如下：

於二零零四年十二月三十一日：

	原料藥					
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資產						
分類資產	1,347,706	991,293	1,241,475	806,552	188,427	4,575,453
合營企業權益					24,654	24,654
未分配之公司資產						107,139
綜合總資產						4,707,246
負債						
分類負債	249,335	238,228	280,761	511,793	24,970	1,305,087
未分配之公司負債						1,133,062
綜合總負債						2,438,149

截至二零零四年十二月三十一日止年度：

	原料藥						
	青霉素系列	頭孢菌素系列	維生素C系列	成藥	其他	未分配公司	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
其他資料							
資本增加	660,978	230,017	426,620	85,929	72,062	30	1,475,636
折舊及攤銷	48,617	67,811	42,377	22,804	1,570	645	183,824

8. 收入及分類資料（續）

地域分類

本集團之業務位於中國，下表載列本集團按地區市場劃分之銷售額分析：

	收入	
	二零零五年	二零零四年
	千港元	*千港元*
中國	**2,325,016**	1,793,805
中國以外之亞洲地區	**408,984**	268,898
歐洲	**252,810**	188,396
美洲	**175,927**	171,874
其他地區	**29,328**	27,676
	3,192,065	2,450,649

由於分類資產之賬面值以及有關物業、機器及設備與無形資產之添置超過90%位於中國，故無呈列該等數額之分析。

9. 財務費用

	二零零五年	二零零四年
	千港元	*千港元*
利息：		
– 須於五年內悉數償還之銀行貸款	**53,326**	13,937
– 須於五年內悉數償還之最終控股公司貸款（附註28）	**1,651**	3,283
– 無追索權之貼現應收票據	**14,705**	12,714
銀行貸款安排費用	**5,180**	1,364
最終控股公司之非流動免息貸款之名義利息支出（附註31）	**278**	–
借貸成本總額	**75,140**	31,298
減：在建工程資本化之利息	**(7,001)**	(3,339)
	68,139	27,959

年內之資本化借貸成本乃於一般借貸總額中產生，並以合資格資產之開支按資本化率4.5%（二零零四年：2.6%）計算。

10. 除稅前溢利

	二零零五年 千港元	二零零四年 千港元 （經重列）
除稅前溢利已扣除（計入）：		
僱員福利開支（包括董事）	**229,034**	189,938
退休福利計劃供款（包括董事）	**41,222**	36,470
僱員福利開支總額（包括董事）	**270,256**	226,408
攤銷（計入行政開支）：		
– 無形資產	**16,585**	12,405
– 商譽	**–**	3,183
物業、機器及設備之折舊	**245,456**	162,621
預付租賃款項之攤銷	**4,474**	5,615
折舊及攤銷總額	**266,515**	183,824
核數師酬金	**1,600**	1,480
確認為開支之存貨成本	**2,498,501**	1,819,804
出售物業、機器及設備之虧損	**15,780**	5,553
研究及開發成本	**6,217**	4,501
應佔合營企業稅項（計入應佔合營企業業績）	**–**	589
利息收入	**(2,687)**	(2,454)

11. 所得稅

	二零零五年 千港元	二零零四年 千港元 （經重列）
稅項（抵免）支出包括：		
中國企業所得稅		
– 本年度	**19,335**	36,711
– 過往年度超額撥備	**(3,813)**	(11,393)
– 稅項抵免／退稅	**(22,823)**	(22,133)
	(7,301)	3,185

由於本公司或其香港附屬公司在兩個年度內並無應課稅溢利或出現稅項虧損，故毋須繳付香港利得稅。

13. 僱員酬金

在二零零五年整年內，本集團最高薪酬之五名人士其中四名（二零零四年：四名）為本公司董事，其酬金已列於上文附註12內。餘下一位人士於年內獲委任為本公司執行董事，其酬金如下：

	二零零五年	二零零四年
	千港元	*千港元*
董事袍金	**5**	–
薪金及其他福利	**820**	689
退休福利計劃供款	**74**	34
考績獎金	**300**	200
	1,199	923

14. 股息

董事會不建議派發截至二零零五年及二零零四年十二月三十一日止年度之股息。

有關截至二零零三年十二月三十一日止年度每股7.0港仙之末期股息之股息額107,669,000港元已於二零零四年派付。

15. 每股盈利

截至二零零五年十二月三十一日止年度，本公司股本權益持有人應佔之每股基本盈利乃按年度溢利156,518,000港元（二零零四年：245,011,000港元）及年內已發行股份1,538,124,661股（二零零四年：1,538,124,661股）計算。

由於截至二零零五年及二零零四年十二月三十一日止年度並無可產生攤薄影響之潛在普通股，故無呈列該兩個年度之每股攤薄盈利。

16. 物業、機器及設備

	在中國之樓宇 千港元	機器設備 千港元	傢俬、裝置及辦公室設備 千港元	汽車 千港元	在建工程 千港元	總額 千港元
本集團						
成本值						
於二零零四年一月一日	350,889	1,414,128	4,311	11,233	359,820	2,140,381
添置	6,937	63,326	6,476	3,199	1,366,828	1,446,766
轉撥	148,849	735,766	10	–	(884,625)	–
出售	(4,410)	(15,000)	(18)	(2,641)	–	(22,069)
於二零零四年十二月三十一日	502,265	2,198,220	10,779	11,791	842,023	3,565,078
滙兌調整	11,535	50,485	163	248	19,335	81,766
添置	5,292	31,603	1,561	7,075	429,943	475,474
轉撥	322,330	866,447	932	–	(1,189,709)	–
出售	(955)	(38,107)	(1,770)	(3,304)	–	(44,136)
於二零零五年十二月三十一日	840,467	3,108,648	11,665	15,810	101,592	4,078,182
折舊						
於二零零四年一月一日	49,800	446,327	1,109	6,937	–	504,173
年內撥備	19,587	139,766	1,396	1,872	–	162,621
出售時撇銷	(489)	(8,625)	(13)	(906)	–	(10,033)
於二零零四年十二月三十一日	68,898	577,468	2,492	7,903	–	656,761
滙兌調整	2,135	16,601	62	204	–	19,002
年內撥備	32,208	208,461	2,191	2,596	–	245,456
出售時撇銷	(842)	(17,077)	(419)	(1,648)	–	(19,986)
於二零零五年十二月三十一日	102,399	785,453	4,326	9,055	–	901,233
賬面值						
於二零零五年十二月三十一日	738,068	2,323,195	7,339	6,755	101,592	3,176,949
於二零零四年十二月三十一日	433,367	1,620,752	8,287	3,888	842,023	2,908,317

於二零零五年十二月三十一日，在建工程包括資本化之借貸成本7,001,000港元（二零零四年：3,339,000港元）。

在本集團於中國之土地上興建之若干樓宇未獲授正式之業權。於二零零五年十二月三十一日，本集團於中國未獲授正式業權之樓宇之賬面淨值為483,425,000港元（二零零四年：186,846,000港元）。董事認為，沒有正式業權不影響有關樓宇之價值。董事亦相信該等樓宇之正式業權會在適當時候授予本集團。

16. 物業、機器及設備（續）

	傢俬、裝置及辦公室設備 千港元	汽車 千港元	總額 千港元
本公司			
成本值			
於二零零四年一月一日	2,192	1,005	3,197
添置	30	–	30
於二零零四年十二月三十一日	2,222	1,005	3,227
添置	3	–	3
於二零零五年十二月三十一日	2,225	1,005	3,230
折舊			
於二零零四年一月一日	221	653	874
年內撥備	444	201	645
於二零零四年十二月三十一日	665	854	1,519
年內撥備	445	151	596
於二零零五年十二月三十一日	1,110	1,005	2,115
賬面值			
於二零零五年十二月三十一日	1,115	–	1,115
於二零零四年十二月三十一日	1,557	151	1,708

上文所述之物業、機器及設備項目（在建工程除外）乃以直線法按以下年率折舊：

在中國之樓宇	3.3% – 5%
機器設備	5% – 10%
傢俬、裝置及辦公室設備	20%
汽車	20%

17. 預付租賃款項

本集團之預付租賃款項159,086,000港元（二零零四年：104,287,000港元）乃關於中國以中期租約持有之租賃土地。4,474,000港元（二零零四年：2,837,000港元）乃為呈報目的而列入流動資產。

18. 於附屬公司之投資

	二零零五年 千港元	二零零四年 千港元
非上市投資，成本值	**1,202,052**	1,161,737

於二零零五年十二月三十一日之本公司附屬公司之詳情列於附註40。

19. 應收附屬公司款項／應付附屬公司款項

該等款項乃無抵押、免息及須按通知償還。董事認為有關結餘之賬面值約相當於其公平價值。

20. 無形資產

	知識產權 千港元	開發成本 千港元	公用服務使用權 千港元	總額 千港元
本集團				
成本值				
於二零零四年一月一日	55,299	20,906	56,659	132,864
添置	9,760	–	12,164	21,924
於二零零四年十二月三十一日	65,059	20,906	68,823	154,788
滙兌調整	1,494	480	1,581	3,555
添置	6,521	–	–	6,521
於二零零五年十二月三十一日	73,074	21,386	70,404	164,864
攤銷				
於二零零四年一月一日	41,026	8,007	23,400	72,433
年內支出	5,290	842	6,273	12,405
於二零零四年十二月三十一日	46,316	8,849	29,673	84,838
滙兌調整	855	553	800	2,208
年內支出	7,127	2,536	6,922	16,585
於二零零五年十二月三十一日	54,298	11,938	37,395	103,631
賬面值				
於二零零五年十二月三十一日	18,776	9,448	33,009	61,233
於二零零四年十二月三十一日	18,743	12,057	39,150	69,950

20. 無形資產（續）

在開發成本之中，3,682,000港元（二零零四年：3,600,000港元）由內部產生，而本集團之所有其他無形資產乃自獨立第三者購入。

以上無形資產之可使用年期有限，乃以直線法按以下年期攤銷：

知識產權	5至10年
開發成本	3至5年（由投入商業運作之日起計）
公用服務使用權	10年

公用服務使用權指在中國取得為期10年之電力使用權之不退還付款。

21. 商譽

	千港元
成本值	
於二零零四年及二零零五年一月一日	63,661
因應用財務報告準則第3號而撇銷之累計攤銷（附註2）	(7,897)
於二零零五年十二月三十一日	55,764
攤銷	
於二零零四年一月一日	4,714
年內支出	3,183
於二零零五年一月一日	7,897
因應用財務報告準則第3號而撇銷之累計攤銷（附註2）	(7,897)
於二零零五年十二月三十一日	–
賬面值	
於二零零五年十二月三十一日	55,764
於二零零四年十二月三十一日	55,764

有關商譽之減值測試之詳情載於附註22。

於二零零四年十二月三十一日之前，商譽乃按估計可使用年期以直線法分20年攤銷。

22. 商譽之減值測試

為進行減值測試，附註 21 所載之本集團商譽已分配予現金產生單位，為本集團之成藥業務分部。

於截至二零零五年十二月三十一日止年度，本集團之管理層認為上述包含商譽之現金產生單位並無減值。該現金產生單位之可數回數額之計算基準及相關之主要假設概列如下：

該單位之可收回數額乃按使用價值之計算而釐定。有關之計算運用管理層批核之五年期財務預算，以貼現率 4.13% 及假設零增長而得出之現金流量預測。計算使用價值之另一主要假設為預算之毛利率，乃按該單位之過往表現及管理層對市場發展之預期而釐定。管理層相信任何此等假設之任何合理轉變不會令該現金產生單位之賬面總值超出其可收回總額。

23. 於合營企業之權益

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
應佔資產淨值	**24,086**	24,654

於二零零五年十二月三十一日，本集團持有河北華榮製藥有限公司（「華榮」）註冊資本之 50% 權益。華榮為一家於中國成立之中外合資合營公司，從事製造及銷售維生素 B12 產品。

有關本集團以權益法入賬之合營企業之財務資料摘要如下：

	二零零五年	二零零四年
	千港元	*千港元*
流動資產	**66,494**	90,259
非流動資產	**111,546**	65,954
流動負債	**(106,882)**	(77,752)
非流動負債	**(24,913)**	(31,081)
收入	**16,041**	22,419
支出	**18,240**	15,581

24. 應收貸款

該等貸款並無抵押，年息為6.435厘（二零零四年：6.435厘）及須於下列期間償還：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
一年內	**670**	795
一至兩年	**–**	655
	670	1,450
減：於一年內應收 列為流動資產之款項	**(670)**	(795)
於一年後應收之款項	**–**	655

董事認為本集團之應收貸款之賬面值約相當於其公平價值。

25. 已抵押銀行存款

於二零零五年十二月三十一日，列為非流動資產之已抵押銀行存款2,428,000港元（二零零四年：9,416,000港元）乃抵押予銀行以便本集團取得銀行信貸作購買物業、機器及設備之用。

於二零零四年十二月三十一日，列為流動資產之已抵押銀行存款7,282,000港元乃抵押予銀行以便本集團取得銀行信貸。

董事認為本集團之已抵押銀行存款之賬面值約相當於其公平價值。

26. 存貨

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
原材料	**82,754**	84,049
在製品	**199,186**	175,030
製成品	**474,113**	193,776
	756,053	452,855

於結算日，所有存貨按成本入賬。

27. 應收貿易賬項及其他款項

本集團向其貿易客戶提供30日至90日之信貸期。以下為結算日應收貿易賬項扣除準備之賬齡分析：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0至90日	**353,927**	334,482
91至180日	**24,436**	20,719
181至365日	**829**	1,952
	379,192	357,153
其他應收款項	**133,795**	56,476
	512,987	413,629

董事認為本集團之應收貿易賬項及其他款項之賬面值約相當於其公平價值。

28. 關連及關聯人士之披露

於本年度內，本集團與關聯人士（根據上市規則若干關聯人士亦被視為關連人士）有重大交易及結餘。年內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

		本集團	
公司名稱	**交易性質／結餘**	**二零零五年**	二零零四年
		千港元	*千港元*
石藥集團	銷售製成品（附註a）	–	2,467
	銷售蒸氣（附註a）	**4,897**	–
	採購原材料（附註a）	**158,948**	44,338
	租金開支（附註b）	**3,350**	1,835
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費（附註c）	–	1,349

28. 關連及關聯人士之披露（續）

(III) 於中國之其他國有實體（續）

該等交易乃於本集團之日常業務過程中以類似假設與非國有實體進行交易所按之條款進行。本集團亦已就主要之產品及服務（例如貸款、存款及佣金收入）制訂其定價政策及審批程序。該等定價政策及審批程序並不取決於客戶是否國有實體。考慮到關係之性質，本公司董事認為該等交易之中並無需要獨立披露之重大關聯人士交易。

(IV) 主要管理人員之報酬

年內，本集團主要管理人員之董事酬金如下：

	二零零五年	二零零四年
	千港元	*千港元*
短期福利	**10,088**	9,050
離職後福利	**567**	243
	10,655	9,293

以上酬金乃由薪酬委員會經考慮個人表現及市場趨勢後釐定。

附註：

(a) 有關交易乃參考市價訂立。

(b) 租金開支乃根據本集團與石藥集團訂立之租約而支付。

(c) 根據本集團與石藥集團訂立之服務協議，本集團就所有綜合服務（提供公用服務除外）支付石藥集團之服務費乃根據石藥集團實際產生之成本計算。就提供公用服務，所支付之服務費乃根據本集團提供公用服務產生之實際成本加2%手續費計算。

(d) 於截至二零零四年十二月三十一日止年度，根據本集團與石藥集團訂立之服務協議，本集團按石藥集團就提供有關服務所產生之實際成本向石藥集團支付加工服務費。

(e) 有關貸款之詳情載於附註31。

(f) 於截至二零零四年十二月三十一日止年度，本集團與石藥公司之聯繫人士石家莊市第二製藥廠訂立一項協議，收購生產製劑產品及原料藥產品之物業及土地，代價為5,376,000港元。

28. 關連及關聯人士之披露（續）

(g) 於截至二零零四年十二月三十一日止年度，石藥公司向一間銀行提供擔保以便本公司獲批銀行貸款，該項擔保已於有關貸款在二零零五年內全數償還後解除。

(h) 於結算日，有關金額之賬齡在一年之內。董事認為有關結餘之賬面值約相當於其公平價值。

(i) 該等交易乃按雙方同意之條款進行。

(j) 該等交易乃按本集團產生之實際公用服務成本進行。

(k) 歐意為石藥公司一間前聯營公司，兩者之關係於二零零五年七月三十一日結束。只有於二零零五年七月三十一日前與歐意訂立之交易視為關聯人士交易。

29. 應付貿易賬項及其他款項

以下為結算日應付貿易賬項之賬齡分析：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0至90日	**383,495**	313,984
91至180日	**69,611**	42,197
181至365日	**26,432**	18,727
365日以上	**19,395**	18,358
	498,933	393,266
其他應付款項	**475,823**	468,074
	974,756	861,340

董事認為本集團之應付貿易賬項及其他款項約相當於其公平價值。

30. 銀行貸款

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
銀行貸款	**1,435,550**	1,067,222	**670,000**	675,020
分析：				
有抵押	**–**	25,020	**–**	25,020
無抵押	**1,435,550**	1,042,202	**670,000**	650,000
	1,435,550	1,067,222	**670,000**	675,020
須於下列期限償還之銀行貸款：				
按通知或一年內	**344,804**	249,813	**96,000**	185,020
一年以上，但不超過兩年	**758,746**	487,409	**242,000**	160,000
兩年以上，但不超過五年	**332,000**	330,000	**332,000**	330,000
	1,435,550	1,067,222	**670,000**	675,020
減：一年內到期列為流動負債之款項	**(344,804)**	(249,813)	**(96,000)**	(185,020)
	1,090,746	817,409	**574,000**	490,000

以上銀行貸款於結算日之公平價值如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
定息人民幣銀行貸款	**765,550**	392,202	**–**	–
浮息港元銀行貸款	**670,000**	675,020	**670,000**	675,020
	1,435,550	1,067,222	**670,000**	675,020

本集團之定息人民幣銀行貸款及浮息港元銀行貸款之息率分別為4.8厘至5.8厘及1.0厘至5.2厘。

於結算日，本集團及本公司於二零零六年四月期滿之浮息港元銀行貸款之未動用信貸額為80,000,000港元（二零零四年：無）。

31. 最終控股公司貸款

有關貸款無抵押，其分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
石藥公司提供之貸款：		
– 按年利率 3.78 厘計息	**47,847**	46,773
– 免息	**7,641**	8,045
	55,488	54,818

董事認為最終控股公司貸款之賬面值約相當於其公平價值。

於二零零五年十二月三十一日，石藥公司提供之貸款之免息部份之公平價值 7,641,000 港元乃根據以實際利率 3.78 厘貼現之估計未來現金流量之現值而釐定。

石藥公司同意不會在結算日起十二個月內要求償還上述貸款，因此有關貸款列為非流動負債。

32. 股本

	股份數目	**股本**
		千港元
每股面值 0.10 港元之普通股		
法定：		
於二零零四年及二零零五年十二月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零四年及二零零五年十二月三十一日	1,538,124,661	153,812

33. 購股期權

本公司於二零零四年七月六日採納購股期權計劃（「該計劃」），旨在獎勵由董事會決定本集團各成員公司之董事（或建議委任為董事（不論是執行或非執行）之任何人士）及僱員（不論是全職或兼職）；曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

33. 購股期權（續）

因行使根據該計劃而授出之所有購股期權而發行之股份數目合共不得超過該計劃通過當日之本公司已發行股份10%（即153,812,466股股份，佔本公司於本年報日期之已發行股本10%）。任何一名參與者獲授購股期權之上限，指於任何十二個月內因行使獲授之購股期權而發行或將發行予每名參與者之股份總數不得超過已發行股份總數之1%。

向身為本公司董事、首席行政人員或主要股東（全部按上市規則所界定）之參與者或彼等各自之聯繫人士授出購股期權，必須獲獨立非執行董事（不包括身為獲授人之獨立非執行董事）批准。如向本身是本公司獨立非執行董事或主要股東之參與者授出購股期權將導致其於截至有關授出日期（包括該日）之十二個月內，因行使已經及將會向其授出之所有購股期權而已經及將予發行之本公司股份超過已發行股份總數之0.1%，或根據股份於各授出日期之收市價計算總值超過5,000,000港元，則有關授出之建議必須獲本公司股東於股東大會上批准。

獲授人須於建議日期起三十日內支付1港元以接納購股期權。認購價由董事會釐定，須至少為以下之最高者：(i)於建議日期在聯交所每日報價表所列股份之收市價；(ii)於緊接建議日期前五個營業日在聯交所每日報價表所列股份之平均收市價；及(iii)股份面值。董事會會通知各獲授人可行使授出之購股期權之期間，但該期間不得遲於購股期權授出日期起計十年後屆滿。

自採納該計劃之日以來，概無根據該計劃授出或同意授出購股期權。

34. 儲備

	股份溢價 *千港元*	保留溢利 *千港元*	總額 *千港元*
本公司			
於二零零四年一月一日	1,116,727	214,222	1,330,949
年度溢利	–	67,729	67,729
已付股息	–	(107,669)	(107,669)
於二零零四年十二月三十一日	1,116,727	174,282	1,291,009
年度溢利	–	13,616	13,616
於二零零五年十二月三十一日	1,116,727	187,898	1,304,625

於二零零五年十二月三十一日，本公司可供分派予股東之儲備為187,898,000港元之保留溢利（二零零四年：174,282,000港元）。

35. 經營租約承擔

	本集團	
	二零零五年	二零零四年
	千港元	千港元
年內根據土地及樓宇之經營租約已付之最低租約付款額	**6,835**	2,855

於結算日，本集團及本公司根據不可撤銷經營租約於下列時間到期支付之未來最低租金承擔如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
一年內	**8,400**	4,085	**770**	1,291
於第二至第五年內（首尾兩年包括在內）	**10,264**	4,123	**–**	473
五年以上	**339**	1,104	**–**	–
	19,003	9,312	**770**	1,764

經營租約付款額為本集團就其若干寫字樓及廠房物業應付之款額。租約平均為期三年，租金固定。

36. 資本承擔

於結算日，本集團有以下資本承擔：

	二零零五年	二零零四年
	千港元	千港元
已訂約但未在財務報表中撥備之資本開支		
— 物業、機器及設備	**7,867**	339,758
— 無形資產	**3,568**	–
	11,435	339,758
有關購買物業、機器及設備之已批准但未訂約之資本開支	**40,450**	–

於二零零四年十二月三十一日，本公司亦有關於在附屬公司之資本投資之資本承擔88,835,000港元。

37. 或然負債

(i) 誠如本公司於二零零五年二月二十二日之報章公佈披露，本公司及其一附屬公司名列在若干於美利堅合眾國（「美國」）提出之反壟斷投訴之若干答辯人之中。反壟斷投訴指中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告人（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。於該報章公佈後，另有若干性質和上述反壟斷投訴相同之投訴於美國提出。截至本報告日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(ii) 於二零零四年十二月三十一日，本公司已就本公司若干附屬公司獲批之一般銀行信貸向銀行提供25,820,000港元之公司擔保。

38. 資產抵押

於二零零五年十二月三十一日，本集團金額為3,828,000港元之應付票據已抵押予銀行以便本公司一間附屬公司獲批銀行信貸。該項抵押隨後於有關信貸在二零零六年一月償還後解除。其他資產抵押之詳情載於附註25。

於二零零四年十二月三十一日，本公司已將其於全資附屬公司維生藥業（石家莊）有限公司之全部股本權益抵押予銀行，以便本公司獲批銀行貸款。該項抵押已於年內因有關銀行貸款全數償還而解除。

39. 僱員退休福利計劃

本集團為所有在香港之合資格僱員參與強制性公積金計劃。該計劃之資產與本集團之資產分開，存放於受託人控制之基金。對計劃之供款乃按僱員之有關薪金成本之若干百分比計算。

中國附屬公司之僱員為中國政府設立之國家管理退休福利計劃之成員。有關附屬公司須按其薪金成本之若干百分比向退休福利計劃供款。本集團就退休福利計劃之唯一責任是作出規定之供款。在本年度內，本集團之中國附屬公司就此等安排之供款為40,016,000港元（二零零四年：36,153,000港元）。

40. 附屬公司詳情

於二零零五年十二月三十一日，本公司附屬公司之詳情如下：

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本／註冊資本面值之百分比 直接 %	間接 %	主要業務
中國天然藥物有限公司	香港	有限責任公司	1,000港元	–	80	無業務
金利通有限公司	香港	有限責任公司	3港元	100	–	無業務
石藥集團河北中潤製藥有限公司	中國	有限責任合作合營企業	人民幣463,490,300元	99.21	–	製造及銷售製藥產品
M2b.com.hk Limited	英屬處女群島	有限責任公司	2,500,000美元	–	90	無業務
恩必普藥業有限公司	中國	有限責任境外投資企業	人民幣120,000,000元	100	–	製造及銷售製藥產品
Netcom Resources Limited	英屬處女群島	有限責任公司	1,000美元	100	–	投資控股
石藥集團中潤製藥（內蒙古）有限公司	中國	有限責任境外投資企業	130,000,000港元	100	–	製造及銷售製藥產品
石藥集團中禾製藥（內蒙古）有限公司	中國	有限責任境外投資企業	人民幣135,000,000元	100	–	製造及銷售製藥產品
天輪投資有限公司	香港	有限責任公司	2港元	100	–	投資控股
Unity Pacific Limited	英屬處女群島	有限責任公司	1美元	100	–	投資控股
維生藥業（石家莊）有限公司	中國	有限責任境外投資企業	20,169,000美元	100	–	製造及銷售製藥產品

40. 附屬公司詳情（續）

附屬公司名稱	註冊／成立及經營所在地	法人地位	已發行及繳足股本面值／註冊資本	本公司所持已發行股本／註冊資本面值之百分比 直接 %	間接 %	主要業務
維泰藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣 59,400,000 元	100	–	製造及銷售製藥產品
石藥集團中諾藥業（石家莊）有限公司	中國	有限責任境外投資企業	人民幣 216,000,000 元	100	–	製造及銷售製藥產品
中奇製藥技術（石家莊）有限公司	中國	有限責任境外投資企業	人民幣 18,440,000 元	100	–	提供製藥研究及開發服務
Zhongqi Pharmaceutical Technology(S) PTE. Ltd.	新加坡	股份制私人有限公司	2 新加坡元	100	–	無業務
石藥集團河北中潤化工有限公司	中國	有限責任境外投資企業	人民幣 50,000,000 元	100	–	製造及銷售製藥產品
石藥集團河北中潤生態環保有限公司	中國	有限責任境外投資企業	人民幣 50,000,000 元	–	85	污水處理
內蒙古中興源污水處理有限公司	中國	有限責任境外投資企業	人民幣 18,000,000 元	80.42	–	污水處理

各附屬公司於年終或本年度內任何時間概無任何未償還債務證券。

41. 結算日後事項

於二零零五年十二月三十一日後，本公司獲知會印度政府商務部已就來源或出口自中國之青霉素 G 進口展開反傾銷調查。本公司兩間附屬公司獲知會就有關調查提供資料，以確定指稱傾銷上述產品之存在與否、程度及影響。根據調查結果，印度有關部門會建議反傾銷稅之金額，一旦徵收將以足夠抵銷當地有關產業所受之影響為準。本集團已委聘法律顧問就有關調查提供意見，而本公司董事認為調查結果在現階段無法估計。

業績

	截至十二月三十一日止年度				
	二零零一年 *千港元* （經重列）	二零零二年 *千港元* （經重列）	二零零三年 *千港元* （經重列）	二零零四年 *千港元* （經重列）	**二零零五年** ***千港元***
收入	1,168,244	1,625,130	2,478,426	2,450,649	**3,192,065**
銷售成本	(835,525)	(1,121,850)	(1,553,466)	(1,819,804)	**(2,498,501)**
毛利	329,719	503,280	924,960	630,845	**693,564**
其他收入	10,468	14,197	9,522	14,677	**21,157**
分銷成本	(25,694)	(42,545)	(94,529)	(131,453)	**(182,723)**
行政開支	(101,173)	(123,295)	(200,193)	(230,004)	**(293,231)**
其他開支	(9,377)	(10,879)	(21,471)	(10,948)	**(20,537)**
大修開支	–	(28,591)	–	–	**–**
呆賬準備	(9,600)	(14,276)	–	–	**–**
出售附屬公司之收益	4,051	–	–	–	**–**
應佔合營企業業績	4,397	6,938	6,548	3,419	**(1,099)**
就物業、機器及設備確認之減值虧損	(3,543)	–	–	–	**–**
就聯營公司之商譽確認之減值虧損	(2,032)	–	–	–	**–**
財務費用	(27,102)	(26,682)	(25,361)	(27,959)	**(68,139)**
除稅前溢利	170,114	278,147	599,476	248,577	**148,992**
所得稅	(28,529)	(48,572)	(93,916)	(3,185)	**7,301**
年度溢利	141,585	229,575	505,560	245,392	**156,293**
應佔年度溢利：					
本公司股本權益持有人	140,006	228,142	504,169	245,011	**156,518**
少數股東權益	1,579	1,433	1,391	381	**(225)**
	141,585	229,575	505,560	245,392	**156,293**
	港仙	港仙	港仙	港仙	**港仙**
每股盈利					
基本	11.29	16.62	33.27	15.93	**10.18**
攤薄	11.10	16.35	32.83	不適用	**不適用**

資產與負債

	於十二月三十一日				
	二零零一年	二零零二年	二零零三年	二零零四年	**二零零五年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
總資產	2,209,932	2,948,797	3,361,624	4,707,246	**5,379,779**
總負債	(878,698)	(1,145,851)	(1,231,655)	(2,438,149)	**(2,884,251)**
	1,331,234	1,802,946	2,129,969	2,269,097	**2,495,528**
本公司股本權益持有人應佔之股本權益	1,321,642	1,793,137	2,121,697	2,259,039	**2,484,832**
少數股東權益	9,592	9,809	8,272	10,058	**10,696**
	1,331,234	1,802,946	2,129,969	2,269,097	**2,495,528**

RECEIVED

2006 OCT 16 A 11:50

中國製藥集團有限公司
China Pharmaceutical
Group Limited

INTERIM REPORT
2006

Stock Code：1093

CONTENTS

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2006

	For the six months ended June 30, 2006 HK$'000 (Unaudited)	2005 HK$'000 (Unaudited)
Net cash from (used in) operating activities	**68,830**	(81,584)
Net cash used in investing activities:		
Proceeds from disposal of property, plant and equipment	**6**	2,978
Acquisition of property, plant and equipment	**(126,304)**	(322,863)
Acquisition of leasehold land	**–**	(18,043)
Other investing cash flows	**(11,480)**	13,465
	(137,778)	(324,463)
Net cash (used in) from financing activities:		
New bank loans raised	**272,727**	896,147
Repayments of bank loans	**(258,373)**	(565,020)
Other financing cash flows	**(48,115)**	(25,575)
	(33,761)	305,552
Net decrease in cash and cash equivalents	**(102,709)**	(100,495)
Cash and cash equivalents brought forward	**472,706**	501,346
Cash and cash equivalents carried forward, represented by bank balances and cash	**369,997**	400,851

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2006

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005, except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), amendments to Hong Kong Accounting Standards ("HKAS (Amendment(s))") and Interpretations ("HK(IFRIC) – INT(s)") (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA that are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The application of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new HKFRSs will have no material impact on the results and financial position of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – INT 8	Scope of HKFRS 2 "Share-based Payments" [3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [4]

[1] Effective for annual periods beginning on or after January 1, 2007.
[2] Effective for annual periods beginning on or after March 1, 2006.
[3] Effective for annual periods beginning on or after May 1, 2006.
[4] Effective for annual periods beginning on or after June 1, 2006.

3. REVENUE AND SEGMENT INFORMATION

Business segments

The Group reports its primary segment information by products which are bulk drugs, including penicillin series, cephalosporin series, vitamin C series, finished drugs and others. Segment information about these products is presented below:

(II) RELATED PARTIES, OTHER THAN CONNECTED PARTIES

Name of company	Nature of transactions/ balances	For the six months ended June 30, 2006 HK$'000	2005 HK$'000
Hebei Huarong Pharmaceutical Co., Ltd. ("Huarong"), a jointly controlled entity of the Group	Purchase of raw materials	13,211	18,502
	Provision of utility services by the Group (note c)	4,649	3,554

		June 30, 2006 HK$'000	December 31, 2005 HK$'000
	Balance due from (to) Huarong		
	– dividend receivable	6,122	6,122
	– other receivables (note b)	11,695	10,925
		17,817	17,047
	– trade payables (note b)	–	(3,107)

		For the six months ended June 30, 2006 HK$'000	2005 HK$'000
Ouyi Pharmaceutical Co., Ltd. ("Ouyi"), a former associate of SPG (note d)	Sale of finished goods	–	1,248
	Purchase of raw materials	–	6,319
	Rental income	–	150
	Service charges relating to administrative, selling, utility, energy, community, land use rights and other supporting services and facilities	–	131
	Income from provision of technology consultancy services	–	388

(III) OTHER STATE-OWNED ENTITIES IN THE PRC

The Group operates in an economic regime currently predominated by entities directly or indirectly owned by the PRC government through its government authorities, agencies, affiliations and other organisations ("state-owned entities"). Transactions with other state- owned entities include but are not limited to the followings:

- lending and deposit taking;
- taking and placing of inter-bank balances;
- purchase, sale and lease of property and other assets; and
- rendering and receiving of utilities and other services.

These transactions are conducted in the ordinary course of the Group's business on terms similar to those that would have been entered into with non-state-owned entities. The Group has also established its pricing strategy and approval processes for major products and services, such as loans, deposits and commission income. Such pricing strategy and approval processes do not depend on whether the customers are state-owned entities or not. Having due regard to the substance of the relationship, the directors of the Company are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(IV) COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of key management of the Group during the period was as follows:

	For the six months ended June 30,	
	2006	2005
	HK$'000	HK$'000
Short-term benefits	**3,803**	3,781
Post-employment benefits	**283**	283
	4,086	4,064

The above remuneration is determined by the remuneration committee having regard to the performance of individuals and market trends.

Notes:

(a) Included in loans from ultimate holding company is an amount of HK$47,847,000 which is interest bearing at prevailing market rates, the remaining balance is interest-free.

(b) At the balance sheet date, the amount was aged within one year.

(c) The transactions were based on the actual costs incurred.

(d) Ouyi was a former associate company of SPG and the relationship ceased on July 31, 2005. Only the transactions with Ouyi prior to July 31, 2005 were considered as related party transactions.

12. TRADE AND OTHER PAYABLES/BILLS PAYABLE

An aged analysis of trade payables is as follows:

	June 30, 2006 HK$'000	December 31, 2005 HK$'000
0 to 90 days	**344,798**	383,495
91 to 180 days	**89,646**	69,611
181 to 365 days	**28,637**	26,432
More than 365 days	**19,201**	19,395
	482,282	498,933
Other payables	**410,578**	475,823
	892,860	974,756

At balance sheet date, the amount of the Group's bills payable was aged within one year.

13. BANK LOANS

During the period, the Group obtained new bank loans amounted to approximately HK$272,727,000. The loans bear interest at prevailing market rates and were used to finance the general operations of the Group. In addition, the Group repaid bank loans of approximately HK$258,373,000 during the period.

14. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	June 30, 2006 HK$'000	December 31, 2005 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of		
– property, plant and equipment	**21,260**	7,867
– intangible assets	**4,978**	3,568
	26,238	11,435
Capital expenditure authorised but not contracted for in respect of acquisition of property, plant and equipment	**23,598**	40,450

15. CONTINGENT LIABILITIES

(i) As disclosed in the financial statements of the Company for the year ended December 31, 2005, the Company and one of its subsidiaries are named as, among others, defendants in a number of antitrust complaints filed in The United States of America (the "United States"). These antitrust complaints have alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volumes of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws of the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Up to the date of this report, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors of the Company are of the view that the allegations in the antitrust complaints are without merit and, the directors of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

(ii) At the beginning of 2006, an anti-dumping investigation of Penicillin-G was initiated by the Department of Commerce, Government of India. Two subsidiaries of the Company were informed to provide information for the investigation so as to determine the existence, degree and effect of alleged dumping of the above-mentioned product. On April 28, 2006, the investigation was withdrawn by the Department of Commerce, Government of India. In the opinion of directors, there is no contingent liabilities on this investigation as at June 30, 2006.

OTHER INFORMATION

Directors' Interests in Shares, Underlying Shares and Debentures

As at June 30, 2006, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance ("SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share of the Company
Cai Dong Chen	Beneficial owner	2,000,000	0.13%
Chak Kin Man	Beneficial owner	4,000	0.00026%

Other than as disclosed above, as at June 30, 2006, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangements to Purchase Shares or Debentures

Other than the share option scheme of the Company, at no time during the period was the Company, its holding company, or any of its fellow subsidiaries or subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Share Option Scheme

The Company's share option scheme was adopted on July 6, 2004 for the purpose of providing incentive to directors (or any persons proposed to be appointed as such, whether executive or non-executive) and employees (whether full-time or part-time) of each member of the Group, eligible business consultants, professionals and other advisers who have rendered services or will render service to the Group as determined by the board of directors.

No option had been granted or agreed to be granted under the share option scheme since its adoption.

Substantial Shareholders

As at June 30, 2006, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholders had notified the Company of relevant interests in the share capital of the Company.

Name of substantial shareholder	Capacity	Number of ordinary shares of the Company held	Percentage of issued share capital
Shijiazhuang Pharmaceutical Group Company Limited ("SPG")	Beneficial owner and controlled corporation	783,316,161 *(Note)*	50.93%
Templeton Investment Counsel, LLC	Investment Manager	77,078,246	5.01%

Note: In respect of the 783,316,161 shares, 773,436,399 shares are held by SPG and 9,879,762 shares are held by China Charmaine Pharmaceutical Company Limited, a wholly-owned subsidiary of SPG

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company or any other interests representing 5% or more of the issued share capital of the Company as at June 30, 2006.

Corporate Governance

The Company has complied with the code provisions in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules during the six months ended June 30, 2006 with certain deviations as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. As disclosed in the 2005 annual report of the Company, Mr. Cai Dong Chen has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

Directors' Securities Transactions

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. Have made specific enquiry, all directors have complied with the required standard set out in the Model Code throughout the six months ended June 30, 2006.

Purchase, Sale or Redemption of the Company's Listed Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended June 30, 2006.

Disclosure under Rule 13.18 of the Listing Rules

Pursuant to two bank loan agreements, it will be an event of default under each of the loan agreement if SPG owns less than 40% of the issued share capital of the Company. The outstanding principal of these bank loans at June 30, 2006 was HK$670,000,000 and the last instalment repayment is due in April 2009.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, September 7, 2006

中國製藥集團有限公司
China Pharmaceutical Group Limited

中期報告 2006

股份代號：1093

目錄

董事

執行董事：

蔡東晨（主席）

魏福民

岳　進

紀建明

馮振英

翟健文

非執行董事：

李嘉士

獨立非執行董事：

霍振興

齊謀甲

郭世昌

陳兆強

律師

胡關李羅律師行

香港

康樂廣場1號

怡和大廈27樓

核數師

德勤•關黃陳方會計師行

執業會計師

香港

金鐘道88號

太古廣場一座35樓

公司秘書

李嘉士

授權代表

魏福民

翟健文

註冊辦事處

香港

灣仔

港灣道18號

中環廣場

38樓

3805室

股份過戶登記處

秘書商業服務有限公司

香港

皇后大道東28號

金鐘匯中心26樓

證券交易所

香港聯合交易所有限公司

股份代號

1093

網址

www.cpg.hk

管理層討論及分析

業務回顧與展望

業績

於二零零六年上半年，本集團的營業額及股東應佔溢利分別為1,749,634,000港元及16,642,000港元，較去年同期分別增加21%及減少81%。

維生素C系列

期內本系列各產品的總產量為11,807噸，較去年同期減少20%。產品售價在期內持續下滑，於本年第一季及第二季，維生素C的平均售價分別為每公斤2.91美元及2.79美元。整個系列的毛利率由去年同期的31.3%下降至本期的15.9%。在現時售價偏低的情況下，各生產商的生產量亦相應減少，預期售價將可望回穩。

青霉素系列

期內本系列各產品的總生產量為4,388噸，較去年同期增加71%。產品售價在期內相對平穩，於本年上半年，青霉素工業鹽，阿莫西林及6-APA的平均售價分別為每公斤9.15美元、20.93美元及20.04美元，生產成本則因內蒙古生產綫使用率的提升而有所下降。整個系列的毛利率由去年同期的9.4%回升至本期的12.4%。預期市場環境將續步改善，價格水平亦可望有所回升。

頭孢菌素系列

期內本系列各產品的總產量達634噸，與去年同期相若。受到市場供應大幅增加的影響，產品售價於期內急速回落。於本年第一季及第二季，7-ACA的平均售價分別為每公斤84.01美元及74.37美元。因期內的生產成本亦有所下降，故整個系列的毛利率僅由去年同期的20.5%下降至本期的20.0%。預期產品售價仍然受壓。

成藥

儘管市場競爭激烈，期內本業務的收入比去年同期增長19%，毛利率則由去年同期的24.7%下降至本期的22.6%，但因分銷成本大幅度提高，經營溢利比去年同期有所下降。預期市場競爭仍然維持激烈，本業務的利潤水平亦可能進一步下降。

專利藥

於去年推出市場後，專利藥丁苯酞的銷售收入於期內的增長理想，惟市場建設工作仍處於初步階段，故本業務於本期仍錄得虧損。

為加快丁苯酞於海外市場的開發，本集團於期內與一海外醫藥公司簽訂一專利許可協議，由其負責該專利藥的海外認證申請及歐美市場開發，而本集團將可按海外認證申請的進展及將來的銷售收入收取款項及專利權使用費。

財務回顧

流動資金及財政狀況

因部分長期銀行貸款將於本年內開始償還，部分貸款於資產負債表日列為流動負債，故於二零零六年六月三十日，本集團的流動比率下降至 0.94，本集團將透過銀行融資以改善流動資金的狀況。期內的應收賬周轉期（應收賬款及應收票據總結餘相對於銷售額（包括在中國內銷的增值稅）的比率）增加至 61 日，而二零零五年為 51 日。存貨周轉期（存貨結餘相對於銷售成本的比率）則由二零零五年的 110 日減至本期的 83 日。於二零零六年上半年，本集團的資本開支為 66,489,000 港元 。

於二零零六年六月三十日，本集團的貸款總額為 1,505,531,000 港元(包括銀行貸款 1,449,904,000 港元及最終控股公司貸款 55,627,000 港元）。貸款總額於三年內到期，其中 767,024,000 港元須於一年內償還。淨資本負債比率為 45%，乃按結算日本集團的貸款總額扣除銀行存款、銀行結存及現金 379,261,000 港元後除以股東資金而得出。

本集團 45% 的貸款以港元計值，餘下 55% 以人民幣計值。而本集團的收入主要以人民幣或美元列值。本集團認為本集團面對的外幣匯率風險有限。

資產抵押

於二零零六年六月三十日，銀行存款 9,264,000 港元（二零零五年十二月三十一日：銀行存款 2,428,000 港元及應收票據 3,828,000 港元）已抵押予銀行，以換取本集團獲批之銀行信貸。

或然負債

(i) 本公司及其一附屬公司名列多宗於美利堅合眾國提出之反壟斷投訴之答辯人名單內。該等反壟斷投訴之詳情已載於本公司截至二零零五年十二月三十一日止年度之財務報表內。於二零零六年六月三十日，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(ii) 於二零零六年初，印度政府商務部展開青霉素－G之反傾銷調查。本公司兩家附屬公司獲邀就調查提供資料，以釐定指稱傾銷上述產品是否存在、其程度及影響。於二零零六年四月二十八日，印度政府商務部撤回調查。董事認為，於二零零六年六月三十日概無就是項調查產生任何或然負債。

僱員

於結算日，本集團共有僱員約12,338人，大部份受僱於國內。本集團繼續因應集團和個別員工之表現向僱員提供具競爭力之薪酬、酌情授予之購股期權及花紅。

Deloitte.
德勤

致中國製藥集團有限公司董事會
（於香港註冊成立之有限公司）

緒言

本會計師行獲　貴公司指派審閱第七至十九頁所載之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定編製符合香港會計師公會（「會計師公會」）頒佈之香港會計準則第34號「中期財務報告」及其有關條文之中期財務報告。中期財務報告由董事負責並已獲董事通過。

本行之責任是根據本行之審閱結果就中期財務報告達致獨立之結論，並根據雙方協定之聘用條款僅向　閣下作為一個團體報告本行之結論，除此之外並無其他目的。本行概不就本報告之內容向任何其他人士承擔責任。

所進行之審閱工作

本行乃根據會計師公會頒佈之核數準則第700號「受聘審閱中期財務報告」進行審閱工作。審閱工作主要包括向管理層進行查詢並對中期財務報告進行分析程序，從而評估會計政策及呈列方式除披露之個別情況外有否一致運用。審閱工作不包括測試監控及核證資產、負債及交易等核數程序。審閱之範圍遠小於核數，因此所提供之保證亦低於核數。本行因此並非對中期財務報告發表核數意見。

審閱結論

基於本行之審閱工作並不構成核數，本行並無發現任何應對截至二零零六年六月三十日止六個月之中期財務報告作出之重大修訂。

德勤•關黃陳方會計師行
執業會計師
香港
二零零六年九月七日

簡明綜合收益表

截至二零零六年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
收入	3	**1,749,634**	1,442,643
銷售成本		**(1,427,681)**	(1,102,790)
毛利		**321,953**	339,853
其他收入		**17,336**	5,982
分銷成本		**(111,253)**	(71,106)
行政開支		**(156,279)**	(141,406)
其他開支		**(4,757)**	(14,078)
應佔合營企業業績		**783**	(438)
財務費用		**(48,115)**	(25,575)
除稅前溢利	4	**19,668**	93,232
所得稅開支	5	**(3,068)**	(7,665)
期內溢利		**16,600**	85,567
應佔溢利者:			
本公司股本權益持有人		**16,642**	85,571
少數股東權益		**(42)**	(4)
		16,600	85,567
每股盈利 — 基本	7	**1.08 港仙**	5.56 港仙

簡明綜合資產負債表
於二零零六年六月三十日

	附註	二零零六年 六月三十日 千港元 （未經審核）	二零零五年 十二月三十一日 千港元 （經審核）
非流動資產			
物業、機器及設備	8	**3,084,132**	3,176,949
預付租賃款項		**137,871**	154,612
無形資產		**55,580**	61,233
商譽		**55,764**	55,764
於合營企業之權益		**24,869**	24,086
已抵押銀行存款	9	**3,746**	2,428
		3,361,962	3,475,072
流動資產			
存貨		**656,253**	756,053
應收貿易賬款及其他款項	10	**705,415**	512,987
應收票據	10	**145,421**	118,281
預付租賃款項		**4,174**	4,474
應收貸款		**670**	670
可收回稅項		**176**	8,096
應收關聯公司貿易款項	11	**62**	14,393
應收合營企業款項	11	**17,817**	17,047
已抵押銀行存款	9	**5,518**	–
銀行結存及現金		**369,997**	472,706
		1,905,503	1,904,707
流動負債			
應付貿易賬款及其他款項	12	**892,860**	974,756
應付票據	12	**333,805**	403,876
應付關聯公司款項	11	**8,128**	4,146
應付合營企業貿易款項	11	**–**	3,107
應付稅項		**16,607**	7,328
銀行貸款 — 一年內到期	13	**767,024**	344,804
		2,018,424	1,738,017
流動（負債）資產淨值		**(112,921)**	166,690
總資產減流動負債		**3,249,041**	3,641,762
非流動負債			
最終控股公司貸款	11	**55,627**	55,488
銀行貸款 — 一年後到期	13	**682,880**	1,090,746
		738,507	1,146,234
		2,510,534	2,495,528
資本及儲備			
股本		**153,812**	153,812
儲備		**2,347,662**	2,331,020
本公司股本權益持有人應佔之股本權益		**2,501,474**	2,484,832
少數股東權益		**9,060**	10,696
		2,510,534	2,495,528

簡明綜合股本權益變動報表
截至二零零六年六月三十日止六個月

	本公司股本權益持有人應佔之股本權益									
	股本 千港元	股份溢價 千港元	出資 千港元	商譽儲備 千港元	匯兌儲備 千港元	非分派儲備 千港元	保留溢利 千港元	總計 千港元	少數股東權益 千港元	總計 千港元
於二零零五年一月一日	153,812	1,116,727	1,362	(167,254)	2,692	276,334	876,213	2,259,886	10,058	2,269,944
期內溢利	–	–	–	–	–	–	85,571	85,571	(4)	85,567
附屬公司少數股東出資	–	–	–	–	–	–	–	–	1,330	1,330
於二零零五年六月三十日	153,812	1,116,727	1,362	(167,254)	2,692	276,334	961,784	2,345,457	11,384	2,356,841
因換算直接於股本權益內確認的海外業務而產生的匯兌差異	–	–	–	–	68,428	–	–	68,428	218	68,646
期內溢利	–	–	–	–	–	–	70,947	70,947	(221)	70,726
期內已確認收支總額	–	–	–	–	68,428	–	70,947	139,375	(3)	139,372
轉撥	–	–	–	–	–	79,190	(79,190)	–	–	–
附屬公司少數股東出資	–	–	–	–	–	–	–	–	1	1
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	(686)	(686)
於二零零五年十二月三十一日	153,812	1,116,727 ·	1,362	(167,254)	71,120	355,524	953,541	2,484,832	10,696	2,495,528
期內溢利	–	–	–	–	–	–	16,642	16,642	(42)	16,600
轉撥	–	–	–	–	–	9,353	(9,353)	–	–	–
因附屬公司解散而撥回	–	–	–	–	–	–	–	–	(1,594)	(1,594)
於二零零六年六月三十日	153,812	1,116,727	1,362	(167,254)	71,120	364,877	960,830	2,501,474	9,060	2,510,534
應付權益者：										
本公司及其附屬公司	153,812	1,116,727	1,362	(160,130)	70,481	358,384	955,955	2,496,591	9,060	2,505,651
合營企業	–	–	–	(7,124)	639	6,493	4,875	4,883	–	4,883
	153,812	1,116,727	1,362	(167,254)	71,120	364,877	960,830	2,501,474	9,060	2,510,534

附註： 非分派儲備指根據中華人民共和國（「中國」）法規須自本公司之中國附屬公司及一家合營企業之除稅後溢利撥出之法定儲備。

簡明綜合現金流動表

截至二零零六年六月三十日止六個月

	截至六月三十日止六個月	
	二零零六年 千港元 （未經審核）	二零零五年 千港元 （未經審核）
經營活動所得（所用）之現金淨額	**68,830**	(81,584)
投資活動所用之現金淨額：		
出售物業、機器及設備所得款項	**6**	2,978
購買物業、機器及設備	**(126,304)**	(322,863)
購買租賃土地	**–**	(18,043)
其他投資方面之現金流量	**(11,480)**	13,465
	(137,778)	(324,463)
融資活動（所用）所得之現金淨額：		
新借銀行貸款	**272,727**	896,147
償還銀行貸款	**(258,373)**	(565,020)
其他融資方面之現金流量	**(48,115)**	(25,575)
	(33,761)	305,552
現金及現金等值之減少淨額	**(102,709)**	(100,495)
承前之現金及現金等值	**472,706**	501,346
結轉之現金及現金等值，以銀行結存及現金列示	**369,997**	400,851

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會(「會計師公會」)頒佈之香港會計準則第34號「中期財務報告」而編製。

2. 主要會計政策

簡明綜合財務報表乃按歷史成本法編製。

除下文所述者外,簡明綜合財務報表所用之會計政策與編製本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之全年財務報表所用者一致。

於本期內,本集團首次應用由會計師公會頒佈,並由二零零五年十二月一日或二零零六年一月一日或之後開始之會計期間生效之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則之修訂(「香港會計準則(經修訂)」)及詮釋(「香港(國際財務報告釋義委員會)－釋義」)(以下統稱「新財務報告準則」)。採納新財務報告準則對即期或過往會計期間業績之編製及呈報方法未曾構成任何重大影響,故毋須作出過往期間調整。

本集團並無提早採納下列已頒佈唯尚未生效之新財務報告準則。本公司董事預期,應用該等新財務報告準則將不會對本集團之業績及財政狀況構成任何重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港財務報告準則第7號	金融工具:披露[1]
香港(國際財務報告釋義委員會)釋義第7號	根據香港會計準則第29號應用重列方式惡性通貨膨脹經濟中之財務報告[2]
香港(國際財務報告釋義委員會)釋義第8號	香港財務報告準則第2號「以股份為基礎之付款」之範圍[3]
香港(國際財務報告釋義委員會)釋義第9號	嵌入衍生工具之重估[4]

[1] 適用於二零零七年一月一日或其後開始的年度期間。
[2] 適用於二零零六年三月一日或其後開始的年度期間。
[3] 適用於二零零六年五月一日或其後開始的年度期間。
[4] 適用於二零零六年六月一日或其後開始的年度期間。

3. 收入及分類資料

業務分類

本集團呈報之基本分類資料以產品劃分,分為原料藥(包括青黴素系列、頭孢菌素系列、維生素C系列)、成藥及其他,此等產品之分類資料呈列如下:

截至二零零六年六月三十日止六個月

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
收入							
對外銷售	442,370	361,006	303,111	636,057	7,090	–	1,749,634
類別間銷售	104,552	57,217	319	–	–	(162,088)	–
總收入	546,922	418,223	303,430	636,057	7,090	(162,088)	1,749,634

類別間銷售乃按當時之市場水平計價。

分類業績	24,196	33,570	2,581	26,972	(12,176)		75,143
未分配之公司支出							(8,143)
應佔合營企業業績					783		783
財務費用							(48,115)
除稅前溢利							19,668
所得稅支出							(3,068)
期內溢利							16,600

截至二零零五年六月三十日止六個月

	原料藥						
	青霉素系列 千港元	頭孢菌素系列 千港元	維生素C系列 千港元	成藥 千港元	其他 千港元	對銷 千港元	綜合 千港元
收入							
對外銷售	158,960	376,431	370,174	533,768	3,310	–	1,442,643
類別間銷售	115,811	72,916	–	–	–	(188,727)	–
總收入	274,771	449,347	370,174	533,768	3,310	(188,727)	1,442,643

類別間銷售乃按當時之市場水平計價。

分類業績	(12,227)	33,900	71,902	44,887	(8,395)		130,067
未分配之公司支出							(10,822)
應佔合營企業業績					(438)		(438)
財務費用							(25,575)
除稅前溢利							93,232
所得稅支出							(7,665)
期內溢利							85,567

按地域劃分

本集團業務按地域劃分之分部資料呈報如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
收入		
中華人民共和國（「中國」）	**1,226,593**	1,001,769
亞洲（不計中國）	**284,474**	214,842
歐洲	**125,573**	128,002
美洲	**103,136**	84,772
其他地區	**9,858**	13,258
	1,749,634	1,442,643

4. 除稅前溢利

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
除稅前溢利已扣除（計入）：		
無形資產攤銷	**10,297**	7,418
預付租賃款項之攤銷	**2,087**	1,748
物業、機器及設備之折舊	**153,297**	106,762
折舊及攤銷總額	**165,681**	115,928
出售物業、機器及設備之虧損	**29**	12,620
研究及開發開支	**3,626**	5,039
應佔合營企業之稅項（包括應佔合營企業之業績）	**187**	22
利息收入	**(1,517)**	(1,390)

5. 所得稅支出

兩段期間之支出為中國企業所得稅。

由於本公司或其香港附屬公司在兩段期間內並無應課稅溢利或實際稅項虧損，故毋須繳付香港利得稅。在其他司法權區產生之稅項乃按有關司法權區當時之稅率計算。

根據有關中國法律和規則，本公司若干中國附屬公司在初期之獲利年度可獲豁免及寬減中國企業所得稅。兩段期間之所得稅支出乃指已計及有關稅務優惠之所得稅準備。

期內或於結算日並無其他重大之未撥備遞延稅項。

6. 股息

期內並無派付任何股息。董事並不建議派付中期股息。

7. 每股盈利

截至二零零六年六月三十日止六個月本公司股本權益持有人應佔之每股基本盈利乃根據以下數字計算：

	截至六月三十日止六個月	
	二零零六年	二零零五年
期內本公司股本權益持有人應佔之溢利	**16,642,000 港元**	85,571,000 港元
計算每股基本盈利所用之普通股數目	**1,538,124,661**	1,538,124,661

由於截至二零零六年及二零零五年六月三十日止六個月並無可產生攤薄影響之潛在普通股，故無呈列該兩段期間之每股攤薄盈利。

8. 物業、機器及設備

期內，本集團支出 61,845,000 港元（二零零五年一月一日至二零零五年六月三十日：322,863,000 港元）收購物業、機器及設備。

此外，本集團已出售賬面值達 1,364,000 港元（二零零五年一月一日至二零零五年六月三十日：15,598,000 港元）之若干物業、機器及設備，導致產生出售虧損 29,000 港元（二零零五年一月一日至二零零五年六月三十日：12,620,000 港元）。

9. 已抵押銀行存款

已抵押銀行存款包括本集團就購買物業、機器及設備獲授銀行信貸而抵押予銀行之存款共 3,746,000 港元（二零零五年十二月三十一日：2,428,000 港元），在資產負債表列為非流動項目。餘額 5,518,000 港元（二零零五年十二月三十一日：零）為本集團就獲批之短期銀行信貸而抵押予銀行之存款，列為流動資產。

10. 應收貿易賬款及其他款項／應收票據

本集團向其貿易客戶提供30日至90日之信貸期。應收貿易賬款扣除準備後之賬齡分析如下：

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
0至90日	**457,059**	353,927
91至180日	**51,074**	24,436
181至365日	**6,968**	829
	515,101	379,192
其他應收款項	**190,314**	133,795
	705,415	512,987

於結算日，本集團應收票據款項之賬齡為少於一年。

11. 關連及關聯人士交易披露

期內，本集團與關聯人士（根據上市規則，若干關聯人士亦被視為關連人士）有重大交易及結餘。期內與該等公司之重大交易，以及於結算日與該等公司之結餘如下：

(I) 關連人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
石家莊製藥集團有限公司（「石藥公司」，為本公司之最終控股公司）及其附屬公司（不計本集團）（統稱「石藥集團」）	銷售蒸氣	**633**	–
	採購原材料	**132,391**	39,811
	租金開支	**2,877**	519
	最終控股公司貸款之利息支出（附註a）	**904**	820
	提供予本集團之銀行擔保	**57,416**	–

	二零零六年六月三十日 千港元	二零零五年十二月三十一日 千港元
應收（應付）石藥集團之結餘		
– 應收貿易賬項（附註b）	**62**	14,393
– 應付貿易賬項（附註b）	**(3,893)**	–
– 其他應付賬項（附註b）	**(4,235)**	(4,146)
	(8,128)	(4,146)
– 長期貸款（附註a）	**(55,627)**	(55,488)

(II) 關連人士以外之關聯人士

公司名稱	交易性質／結餘	截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
河北華榮製藥有限公司（「華榮」），為本集團之合營企業	採購原材料	13,211	18,502
	本集團提供公用服務（附註c）	4,649	3,554

		二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
	應收（應付）華榮之結餘		
	– 應收股息	6,122	6,122
	– 其他應收賬項（附註b）	11,695	10,925
		17,817	17,047
	– 應付貿易賬項（附註b）	–	(3,107)

		截至六月三十日止六個月 二零零六年 千港元	二零零五年 千港元
歐意藥業有限公司（「歐意」），為石藥公司之前聯繫人士（附註d）	銷售製成品	–	1,248
	採購原材料	–	6,319
	租金收入	–	150
	有關行政、銷售、公用服務、能源、社區、土地使用權及其他後勤服務及設施之服務費	–	131
	提供技術顧問服務之收入	–	388

(III) 與中國其他國有實體進行之交易

本集團現正於一個以國家控制實體佔主導地位之經濟制度下營運，那些國家控制實體是由中國政府通過其政府機構、代理機構、附屬機構或其他機構直接或間接擁有的（「國有實體」）。與其他國有實體進行之交易包括但不限於以下各項:

- 貸款及存款;
- 拆入及拆出銀行間結餘;
- 買賣及租賃物業及其他資產; 及
- 提供及接收公用服務及其他服務。

該些交易於本集團日常業務過程中進行，所執行之條款與非國有實體進行交易所執行之條款相似。本集團亦已制定其定價策略及就貸款、存款及佣金收入等主要產品及服務制定審批程序。該定價策略及審批程序與客戶是否國有實體無關。經考慮其關係之性質後，本公司董事認為該等交易並非重大關聯方交易，故毋須獨立披露。

(IV) 主要管理人員報酬

期內本集團主要管理人員之酬金如下：

	截至六月三十日止六個月	
	二零零六年	二零零五年
	千港元	千港元
短期福利金	**3,803**	3,781
離職後福利金	**283**	283
	4,086	4,064

上述酬金由薪酬委員會經考慮個人表現及市場趨勢後釐定。

附註：

(a) 最終控股公司貸款其中之47,847,000港元乃按當時之市場利率計息，餘款為免息貸款。

(b) 於結算日，該筆款項之賬齡不足一年。

(c) 該等交易按已產生的實際成本為基準。

(d) 歐意為石藥公司之前聯營公司，該關係於二零零五年七月三十一日終止。只有在二零零五年七月三十一日前與歐意進行之交易，方視作關聯人士交易。

12. 應付貿易賬款及其他款項／應付票據

應付貿易賬款之賬齡分析如下：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
0 至 90 日	**344,798**	383,495
91 至 180 日	**89,646**	69,611
181 至 365 日	**28,637**	26,432
超過 365 日	**19,201**	19,395
	482,282	498,933
其他應付款項	**410,578**	475,823
	892,860	974,756

於結算日，本集團應付票據款項之賬齡為少於一年。

13. 銀行貸款

期內，本集團取得新借銀行貸款約 272,727,000 港元。該等貸款按當時之市場利率計息，用作本集團一般營運資金。此外，本集團亦於期內償還銀行貸款約 258,373,000 港元。

14. 資本承擔

於結算日，本集團之資本承擔如下：

	二零零六年 六月三十日 千港元	二零零五年 十二月三十一日 千港元
有關購買以下項目之已訂約 但未在財務報表中撥備 之資本開支		
– 物業、機器及設備	**21,260**	7,867
– 無形資產	**4,978**	3,568
	26,238	11,435
有關購買物業、機器 及設備之已授權 但未訂約資本開支	**23,598**	40,450

15. 或然負債

(i) 誠如本公司截至二零零五年十二月三十一日止年度之財務報表所披露，本公司及旗下一家附屬公司名列多宗於美利堅合眾國（「美國」）提出之反壟斷投訴之答辯人名單內。反壟斷投訴指中國若干維生素C生產商最少由二零零一年十二月開始串謀操控出口至美國及世界其他地方之維生素C之價格及數量，觸犯美國之反壟斷法。反壟斷投訴指美國之維生素C買方就維生素C支付之價錢高於倘無指稱之串謀行為則應付之價錢，因而蒙受損失。原告（據稱是各類別類似原告人之代表）索取三倍之不指明損害賠償及其他補償。截至本報告日期，其中三宗反壟斷投訴已正式送達本公司及該附屬公司。

本公司董事認為反壟斷投訴之指控並無理據，而本公司董事擬就反壟斷投訴之指控全力進行抗辯。本集團已委聘法律顧問就有關法律訴訟提供意見。反壟斷投訴之結果在現階段無法確實估計。

(ii) 於二零零六年初，印度政府商務部展開青霉素-G之反傾銷調查。本公司兩家附屬公司獲知會就調查提供資料，以釐定指稱傾銷上述產品是否存在、其程度及影響。於二零零六年四月二十八日，印度政府商務部撤回調查。董事認為，於二零零六年六月三十日概無就是項調查產生任何或然負債。

其他資料

董事於股份、相關股份及債券之權益

於二零零六年六月三十日，董事及其聯繫人士於本公司及其聯營公司（定義見證券及期貨條例（「證券條例」）第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益，或依據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載之上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

董事姓名	身份	所持已發行普通股數目	佔本公司已發行股份百分比
蔡東晨	實益擁有人	2,000,000	0.13%
翟健文	實益擁有人	4,000	0.00026%

除上文所披露者外，於二零零六年六月三十日，各董事或其聯繫人士概無在本公司或其任何聯營公司（定義見證券條例第XV部）之股份、相關股份及債券中擁有須記錄於本公司按證券條例第352條存置之登記冊內之權益或淡倉，或依據標準守則須知會本公司及聯交所之權益或淡倉。

購買股份或債券之安排

除本公司購股期權計劃外，本公司、其控股公司或其任何同集團附屬公司或附屬公司於期內概無任何安排，致令本公司董事藉取得本公司或任何其他法人團體之股份或債券而獲得利益。

購股期權計劃

本公司於二零零四年七月六日採納購股期權計劃，旨在獎勵由董事會決定之本集團各成員公司之董事（或建議委任為執行或非執行董事之任何人士）及僱員（不論全職或兼職僱員）、曾經或將會向本集團提供服務之合資格顧問公司、專業機構及其他顧問。

自採納購股期權計劃以來，概無根據該計劃授出或同意授出購股期權。

主要股東

於二零零六年六月三十日，按本公司根據證券條例第336條存置之主要股東名冊所載，以下股東已知會本公司其於本公司股本持有之有關權益。

主要股東名稱	身份	所持本公司普通股數目	佔已發行股本百分比
石家莊製藥集團有限公司（「石藥公司」）	實益擁有人及受控制公司	783,316,161（附註）	50.93%
Templeton Investment Counsel, LLC	投資經理	77,078,246	5.01%

附註：在 783,316,161 股股份中，石藥公司持有 773,436,399 股，及石藥公司之全資附屬公司中國詩薇製藥有限公司則持有 9,879,762 股。

除上文所披露者外，據本公司所知，於二零零六年六月三十日在本公司已發行股本中概無任何其他有關權益或淡倉，或相當於本公司已發行股本 5% 或以上之任何其他權益。

企業管治

本公司於截至二零零六年六月三十日止六個月已遵守上市規則附錄 14 所載之企業管治常規守則之守則條文，惟就以下所載守則條文有所偏離。

守則條文第 A.2.1 條規定主席及董事總經理之角色應有區分，且不應由一人同時兼任。如本公司之二零零五年度年報所披露，蔡東晨先生同時擔任本公司之主席及董事總經理。本公司相信，讓蔡先生同時出任上述職位，能更有效地策劃及執行業務策略。由於所有重大決定均會諮詢董事會成員之意見後才作出，本公司相信現時權力與授權分佈有足夠之平衡。

董事進行之證券交易

本公司已採納上市規則附錄 10 所載之標準守則。經明確查詢後，確認全體董事於截至二零零六年六月三十日止六個月期間已遵守標準守則訂明之準則。

購買、出售或贖回本公司之上市證券

截至二零零六年六月三十日止六個月期間，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

根據上市規則第 13.18 條作出之披露

根據兩項銀行貸款協議，如石藥公司持有少於 40% 之本公司已發行股本，將視作未有履行各貸款協議之責任。於二零零六年六月三十日，該等銀行貸款之未償還本金額為 670,000,000 港元，而最後一期還款之到期日為二零零九年四月。

承董事會命
主席
蔡東晨

香港，二零零六年九月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **CHINA PHARMACEUTICAL GROUP LIMITED**, you should at once hand this circular with the accompanying proxy form to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND AMENDMENT TO ARTICLES OF ASSOCIATION OF THE COMPANY AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of China Pharmaceutical Group Limited to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 26, 2006 at 10:30 a.m. is set out on pages 11 to 14 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

Hong Kong, May 2, 2006

In this circular, the following expressions have the following meanings unless the context requires otherwise: –

"Annual General Meeting"	the annual general meeting of the Company to be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 26, 2006 at 10:30 a.m., notice of which is set out on pages 11 to 14 of this circular
"Companies Ordinance"	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong
"Company"	China Pharmaceutical Group Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Latest Practicable Date"	April 28, 2006, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4 of the notice of the Annual General Meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange
"Share Repurchase Code"	the Hong Kong Code on Share Repurchases
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawfully currency of Hong Kong

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

Executive Directors:
CAI Dong Chen *(Chairman)*
WEI Fu Min
YUE Jin
JI Jian Ming
YAO Shi An
FENG Zhen Ying
CHAK Kin Man

Non-executive Director:
LEE Ka Sze, Carmelo

Independent Non-executive Directors:
HUO Zhen Xing
QI Mou Jia
GUO Shi Chang
CHAN Siu Keung, Leonard

Registered Office:
Room 3805, 38th Floor
Central Plaza,
18 Harbour Road,
Wanchai,
Hong Kong.

Hong Kong, May 2, 2006

To the shareholders,

Dear Sir or Madam,

**PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE SHARES AND
TO ISSUE SHARES, RE-ELECTION OF THE RETIRING DIRECTORS AND
AMENDMENT TO ARTICLES OF ASSOCIATION OF THE COMPANY AND
NOTICE OF ANNUAL GENERAL MEETING**

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on May 25, 2005, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

AMENDMENT TO EXISTING ARTICLES OF ASSOCIATION

Pursuant to paragraph A.4.2 of the Code on Corporate Governance Practices (''the Code'') as set out in Appendix 14 of the Listing Rules, all directors appointed by the Board to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. The existing Article 92 of the Company provides that any director appointed by the Board either to fill a casual vacancy or as an addition to the existing Board shall hold office only until the next following annual general meeting and shall be eligible for re-election at that meeting. Accordingly, the existing Article 92 does not comply with the paragraph A.4.2 of the Code.

In order to comply with the paragraph A.4.2 of the Code, the Directors therefore propose amendment to the existing Article 92 of the Company, details of which are set in the notice of Annual General Meeting.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. CAI Dong Chen, Mr. WEI Fu Min, Mr. YUE Jin, Mr. JI Jian Ming, Mr. YAO Shi An, Mr. FENG Zhen Ying and Mr. CHAK Kin Man; the non-executive Director of the Company is Mr. LEE Ka Sze, Carmelo and the independent non-executive Directors of the Company are Mr. HUO Zhen Xing, Mr. QI Mou Jia, Mr. GUO Shi Chang and Mr. CHAN Siu Keung, Leonard.

Pursuant to articles 92 and 101 of the articles of association of the Company, Mr. YUE Jin, Mr. FENG Zhen Ying, Mr. CHAK Kin Man, Mr. HUO Zhen Xing and Mr. GUO Shi Chang shall retire from office at the Annual General Meeting and shall be eligible for re-election. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 11 to 14 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares and the Special Resolution proposed to approve the amendment to the existing articles of association of the Company.

RIGHT TO DEMAND A POLL

Pursuant to article 73 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) any shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herein. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and return of a proxy form will not prevent shareholders from attending and voting at the Annual General Meeting if they so wish.

RECOMMENDATION

The Directors believe that all the above-mentioned resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions set out in the notice of Annual General Meeting.

By Order of the Board
CAI Dong Chen
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,538,124,661 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 153,812,466 Shares representing not more than 10% of the issued share capital at the Latest Practicable Date.

2. Reasons for Repurchase

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. Funding of Repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended December 31, 2005 in the event that the Repurchase Proposal were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date and for the month of April 2006 up to the Latest Practicable Date were as follows: –

	Shares	
	Highest	Lowest
	HK$	*HK$*
2005		
April	2.00	1.58
May	1.71	1.50
June	1.64	1.51
July	1.67	1.51
August	1.53	1.21
September	1.57	1.23
October	1.67	1.27
November	1.47	1.27
December	1.32	1.15
2006		
January	1.34	1.18
February	1.51	1.29
March	1.50	1.33
April (Up to Latest Practicable Date)	1.45	1.26

5. Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates were beneficially interested in 783,316,161 Shares representing approximately 50.93% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of Shijiazhuang Pharmaceutical Group Co. Ltd. together with its associates in the Company would be increased to approximately 56.59% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. The Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

7. Shares Repurchase made by the Company

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Mr. YUE Jin

Mr. YUE, aged 42, was appointed as an executive director of the Company in 2001. He is also a director of a number of subsidiaries of the Group. Mr. YUE graduated from Hebei University in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. YUE. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. YUE received director's fee of HK$60,000 for the year ended December 31, 2005.

Save as disclosed above, Mr. YUE has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. YUE does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. YUE has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. FENG Zhen Ying

Mr. FENG, aged 50, was appointed as an executive director of the Company in 2003. He is also a director of a number of subsidiaries of the Group. Mr. FENG graduated from Hebei Chemical College in the PRC and has over twenty years of technical and management experience in the pharmaceutical industry.

There is no service contract entered into between the Company and Mr. FENG. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. FENG received director's fee of HK$60,000 for the year ended December 31, 2005.

Save as disclosed above, Mr. FENG has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. FENG does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. FENG has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. CHAK Kin Man

Mr. CHAK, aged 40, joined the Company in 1999 as financial controller and appointed as an executive director of the Company on December 1, 2005. He is also a director of a number of subsidiaries of the Group. Mr. CHAK is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He has a Bachelor of Social Sciences degree from the University of Hong Kong and has more than 16 years of experience in auditing and financial management.

There is no service contract entered into between the Company and Mr. CHAK. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. CHAK received director's fee of HK$5,000 for the year ended December 31, 2005.

Save as disclosed above, Mr. CHAK has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, apart from having a personal interest of 4,000 shares in the Company, Mr. CHAK does not have any other interests in shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. CHAK has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. HUO Zhen Xing

Mr. HUO, aged 70, was appointed as an independent non-executive director of the Company in 1994. He is also a member of the Audit Committee and Remuneration Committee of the Company. He was the former head of Industrial and Commercial Bank of China, Hebei Province branch and Shijiazhuang sub-branch.

Mr. HUO has entered into a service contract as independent non-executive director with the Company for a period of two years from December 31, 2004. He is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. HUO received director's fee of HK$60,000 for the year ended December 31, 2005.

Save as disclosed above, Mr. HUO has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. HUO does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. HUO has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

Mr. GUO Shi Chang

Mr. GUO, aged 64, was appointed as an independent non-executive director of the Company in 2004. He was the Vice Governor of Hebei Provincial People's Government in the PRC from 1993 to 2002.

Mr. GUO has entered into a service contract as independent non-executive director with the Company for a period of two years from December 31, 2004. He is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His director's fee is to be determined by the board of directors and to be authorized by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group. Mr. GUO received director's fee of HK$60,000 for the year ended December 31, 2005.

Save as disclosed above, Mr. GUO has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. GUO does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. GUO has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Friday, May 26, 2006 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements, the report of the directors and the report of auditors for the year ended December 31, 2005.

2. To re-elect directors and to authorize the directors to fix the remuneration of directors.

3. To re-appoint auditors and to authorise the directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**: –

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of: –

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.''

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

''**THAT**: –

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into shares of the Company; (iii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; or (iv) an issue of shares under any option scheme or similar arrangement for the grant or issue of shares or rights to acquire shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

''Relevant Period'' means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

''Rights Issue'' means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company).''

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

''**THAT** subject to the passing of the resolution nos.4 and 5 set out in the notice convening the meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to resolution no.5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to resolution no.4 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said resolution.''

7. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

''**THAT** the existing articles of association of the Company be and are hereby amended by deleting the last sentence of article 92 and replacing thereof by the following new sentence: –

''Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in case of an addition to the Board), and shall then be eligible for re-election at the meeting.''

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, May 2, 2006

Notes: –

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be lodged with the registered office of the Company at Room 3805, 38th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With regard to item no. 2 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. YUE Jin, Mr. FENG Zhen Ying, Mr. CHAK Kin Man, Mr. HUO Zhen Xing and Mr. GUO Shi Chang be re-elected as directors of the Company. Details of such retiring directors are set out in the Appendix II to the circular to shareholders dated May 2, 2006.

此乃要件　請即處理

閣下如對本通函任何方面或應辦之手**續有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**中國製藥集團有限公司**股份全部**售出**，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

中國製藥集團有限公司
China Pharmaceutical
Group Limited

（根據公司條例於香港註冊成立）

（股份代號：1093）

建議
一般授權購回股份及
發行股份、重選退任董事及
修訂本公司之組織章程及
股東週年大會通告

中國製藥集團有限公司訂於二零零六年五月二十六日（星期五）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室舉行股東週年大會，大會通告載於本通函第十一至十四頁。閣下無論是否打算出席大會，敬請盡早按照隨附之代表委任表格上印備之指示填妥並交回代表委任表格，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。

香港，二零零六年五月二日

在本通函內，除文義另有所指，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司訂於二零零六年五月二十六日（星期五）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室舉行之股東週年大會，大會通告載於本通函第十一至十四頁
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國製藥集團有限公司，根據公司條例於香港註冊成立之有限公司
「最後實際可行日期」	指	二零零六年四月二十八日，即本通函付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	建議授予董事會一般授權在購回決議案所述期間行使本公司權力購回最多為購回決議案通過日期本公司已發行股本10%之股份
「購回決議案」	指	股東週年大會通告第4項決議案所述將提呈之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購回股份規則」	指	上市規則所載規範以聯交所為第一上市之公司在聯交所購回本身證券之有關規則
「股份購回守則」	指	香港公司購回股份守則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣

中國製藥集團有限公司
China Pharmaceutical
Group Limited
（根據公司條例於香港註冊成立）
（股份代號：1093）

執行董事：
蔡東晨（主席）
魏福民
岳　進
紀建明
姚世安
馮振英
翟健文

非執行董事：
李嘉士

獨立非執行董事：
霍振興
齊謀甲
郭世昌
陳兆強

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
38樓3805室

敬啟者：

**建議
一般授權購回股份及
發行股份、重選退任董事及
修訂本公司之組織章程及
股東週年大會通告**

購回股份之一般授權

在本公司於二零零五年五月二十五日舉行之股東週年大會上，董事會獲授予一般授權，可行使本公司之權力購回股份。一俟即將舉行之本公司股東週年大會結束，上述授權便告失效。董事會擬尋求　閣下批准將於股東週年大會上提呈之購回決議案。按照購回股份規則而提供有關購回建議之必要資料之說明函件載於本通函附錄一。

發行股份之一般授權

於股東週年大會上亦將會提呈兩項普通決議案，分別授予董事會一般授權以配發、發行及處理不超過本公司於決議案獲通過當日已發行股本 20% 之股份，並將上述授予董事會之一般授權擴大，以包括本公司在授予可購回最多達本公司於購回決議案獲通過當日已發行股本之 10% 股份之一般授權後所購回之股份之面值總額所代表之股份。

修訂現有組織章程

根據上市規則附錄 14 所載之企業管治常規守則(「守則」)第 A.4.2 段，由董事會委任以填補臨時空缺之所有董事須於其委任後之首個股東大會上由股東重選。每名董事(包括有特定任期之董事)須最少每三年輪值告退一次。本公司之現有組織章程第 92 條規定，由董事會委任以填補臨時空缺或加入現有董事會之任何董事只可任職至下一屆股東週年大會，並須於該大會上膺選連任。因此，現有組織章程第 92 條並不符合守則第 A.4.2 段。

為了符合守則第 A.4.2 段，董事因此建議修訂本公司之現有組織章程第 92 條，有關詳情載於股東週年大會通告。

重選退任董事

於最後實際可行日期，本公司之執行董事為蔡東晨先生、魏福民先生、岳進先生、紀建明先生、姚世安先生、馮振英先生及翟健文先生；本公司之非執行董事為李嘉士先生而本公司之獨立非執行董事為霍振興先生、齊謀甲先生、郭世昌先生及陳兆強先生。

根據本公司之組織章程第 92 及 101 條，岳進先生、馮振英先生、翟健文先生、霍振興先生及郭世昌先生將於股東週年大會退任，但可膺選連任。擬於股東週年大會膺選連任之董事之資料載於本通函附錄二。

股東週年大會

召開股東週年大會之通告載於本通函第十一至十四頁。

於股東週年大會上，將向股東提呈有關將於股東週年大會上考慮之一般事項(包括重選董事)及將於股東週年大會上考慮之特別事項之決議案，即建議批准購回建議、授予董事會一般授權以發行新股份及擴大發行新股份之一般授權之普通決議案以及建議批准修訂本公司現有組織章程之特別決議案。

要求進行投票表決之權利

根據本公司之組織章程第73條，在任何股東大會上有待表決之決議案得以舉手方式表決，除非當時根據上市規則或任何其他適用之法例、規例或規定須進行投票表決或由下列人士（在宣佈舉手表決之結果前或當時）要求進行投票表決：

(a) 大會主席；或

(b) 最少三位親身或委派代表出席而當時有權在會上表決之股東；或

(c) 親身或委派代表出席並佔所有有權在會上表決之股東之總表決權不少於十分之一之任何一位或多位股東；或

(d) 親身或委派代表出席並持有賦予權利可於大會上表決而實繳金額合共不少於賦予該項權利之所有股份之實繳金額總數十分之一之股份之任何一位或多位股東。

應採取之行動

本通函隨附適用於股東週年大會之代表委任表格。 閣下無論是否打算出席股東週年大會，敬請填妥代表委任表格，並於股東週年大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道18號中環廣場38樓3805室。填妥及交回代表委任表格後，股東仍可親身出席股東週年大會並於會上投票。

推薦意見

董事會認為上述各項將於股東週年大會上提呈之決議案均符合本公司及其股東之最佳利益。因此，董事會建議全體股東投票贊成股東週年大會通告所載之決議案。

此致

列位股東 台照

承董事會命
主席
蔡東晨

香港，二零零六年五月二日

本附錄為購回股份規則所規定之說明函件，向　閣下提供必需之資料，以便考慮批准購回最多達於購回決議案獲通過當日本公司已發行股本 10% 之股份。

本附錄亦構成公司條例第 49BA(3) 條規定所載之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為 1,538,124,661 股股份。

在購回決議案獲通過之規限下，按在股東週年大會舉行前並無進一步發行或購回股份，則本公司根據購回決議案獲准購回最多 153,812,466 股股份，即不超過最後實際可行日期已發行股本 10%。

2. 購回之理由

董事會相信，購回建議符合本公司以及其股東之最佳利益。此項購回或會提高本公司每股股份之資產淨值及／或盈利；惟須視乎當時之市場情況或資金安排而定，並僅於董事會認為該購回將有利於本公司及其股東之情況下進行。

3. 用以購回之資金

本公司在購回股份時，用於購回之資金必須依照本公司之組織章程大綱及細則與公司條例規定可合法作此用途之資金中撥付。公司條例規定，於購回股份時須予償還之股本必須在公司條例准許之情況下，由本公司可供分派之溢利及／或就購回股份而發行新股份之所得款額中撥付。

在建議之購回期間內若全面行使購回建議，可能會對本公司之營運資金或資本負債比率造成不利影響（對照截至二零零五年十二月三十一日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使購回建議，以致董事會認為本公司宜具備之營運資金或資本負債比率會因此而受到重大不利影響。

4. 股份價格

於最後實際可行日期前十二個月及二零零六年四月（截至最後實際可行日期），股份在聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零五年		
四月	2.00	1.58
五月	1.71	1.50
六月	1.64	1.51
七月	1.67	1.51
八月	1.53	1.21
九月	1.57	1.23
十月	1.67	1.27
十一月	1.47	1.27
十二月	1.32	1.15
二零零六年		
一月	1.34	1.18
二月	1.51	1.29
三月	1.50	1.33
四月（截至最後實際可行日期）	1.45	1.26

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行購回事宜時，只要有關規則及法例適用，彼等將根據購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於本公司股東批准購回建議後，出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，彼等目前有意在本公司股東批准購回建議後，出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，一位股東在本公司之投票權所佔權益比例因此而增加，就收購守則第32條而言，該項增加將作為一項收購處理。因此，任何一位股東或一致行動之多位股東可能會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，石家莊製藥集團有限公司連同其聯繫人士實益擁有783,316,161股股份之權益，佔本公司已發行股本約50.93%。根據該持股量及倘若董事會根據購回授權行使全部

權力購回股份，石家莊製藥集團有限公司連同其聯繫人士於本公司之持股量將增加至本公司已發行股本約 56.59%。

據董事會所知，根據購回建議進行之任何股份購回事宜不會引起收購守則下之任何責任。倘購回股份會導致公眾人士之持股量降至低於 25%，則本公司不可購回股份。

7. 本公司進行之股份購回事宜

在最後實際可行日期前六個月內，本公司並無在聯交所或其他證券交易所購回任何股份。

岳進先生

岳先生，四十二歲，於二零零一年獲委任為本公司執行董事。他亦為本集團多間附屬公司之董事。岳先生畢業於中國河北大學，在製藥業擁有超過二十年技術及管理經驗。

本公司並無與岳先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零五年十二月三十一日止年度，岳先生共收取董事袍金 60,000 港元。

除上文所披露者外，岳先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，岳先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，岳先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h) 至 (v) 條須予披露之資料。

馮振英先生

馮先生，五十歲，於二零零三年獲委任為本公司執行董事。他亦為本集團多間附屬公司之董事。馮先生畢業於中國河北化學學院，在製藥業擁有超過二十年技術及管理經驗。

本公司並無與馮先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零五年十二月三十一日止年度，馮先生共收取董事袍金 60,000 港元。

除上文所披露者外，馮先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團內任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，馮先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，馮先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h) 至 (v) 條須予披露之資料。

翟健文先生

翟先生，四十歲，於一九九九年加入本公司出任財務總監，並於二零零五年十二月一日獲委任為本公司執行董事。他亦為本集團多間附屬公司之董事。翟先生為香港會計師公會會計師，並為特許公認會計師公會資深會員。彼持有香港大學社會科學學士學位，在核數及財務管理方面擁有超過十六年經驗。

本公司並無與翟先生訂立任何服務合約。他並無特定任期，但須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零五年十二月三十一日止年度，翟先生共收取董事袍金 5,000 港元。

除上文所披露者外，翟先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，除持有 4,000 股本公司股份之個人權益外，翟先生並無持有任何其他屬證券及期貨條例第 XV 部所界定之股份權益。

除上文所披露者外，翟先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h) 至 (v) 條須予披露之資料。

霍振興先生

霍先生，七十歲，於一九九四年獲委任為本公司獨立非執行董事。他亦為本公司之審核委員會及薪酬委員會之成員。他是中國工商銀行河北省分行及石家莊市支行前行長。

霍先生已與本公司訂立服務合約出任獨立非執行董事，由二零零四年十二月三十一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零五年十二月三十一日止年度，霍先生共收取董事袍金 60,000 港元。

除上文所披露者外，霍先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，霍先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，霍先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h) 至 (v) 條須予披露之資料。

郭世昌先生

郭先生，六十四歲，於二零零四年獲委任為本公司獨立非執行董事。他於一九九三年至二零零二年出任中國河北省人民政府副省長。

郭先生已與本公司訂立服務合約出任獨立非執行董事，由二零零四年十二月三十一日起為期兩年。他須根據本公司之組織章程於本公司之股東週年大會上輪值告退及重選。其董事袍金乃由董事會參考當前之市場慣例、本公司之酬金政策、他於本集團內之職務及責任以及對本集團之貢獻而釐定，並由本公司股東於股東週年大會上批准。截至二零零五年十二月三十一日止年度，郭先生共收取董事袍金 60,000 港元。

除上文所披露者外，郭先生於過去三年並無擔任任何公眾上市公司之任何董事職位，亦無擔任集團之任何其他職位，且與本公司任何董事、高級管理人員、主要股東或控股股東並無任何關係。

於最後實際可行日期，郭先生並無於本公司股份中擁有證券及期貨條例第 XV 部界定之任何權益。

除上文所披露者外，郭先生確認並無任何其他有關其重選而需要知會股東之事項，亦無根據上市規則第 13.51(2)(h) 至 (v) 條須予披露之資料。

中國製藥集團有限公司
China Pharmaceutical Group Limited

（根據公司條例於香港註冊成立）

（股份代號：1093）

茲通告本公司訂於二零零六年五月二十六日（星期五）上午十時三十分假座香港灣仔港灣道18號中環廣場38樓3805室召開股東週年大會，以便處理下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，在香港聯合交易所有限公司（「聯交所」）或本公司之證券可能上市並獲證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所，按照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定，購回本公司股本中每股面值0.10港元之股份；

(b) 本公司董事會依據上文(a)段所述批准購回之本公司股份面值總額不得超過本公司於本決議案獲通過當日已發行股本面值總額10%，而上述批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

5. 作為特別事項，考慮及酌情通過下列決議案為本公司之普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，根據公司條例第57B條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，並作出或授予需要或可能需要行使該項權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(b) 上文(a)段之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及購股權（包括可轉換本公司股份之公司債券、認股權證及債券）；

(c) 本公司董事會依據上文(a)段之批准配發或有條件或無條件同意配發（不論是否依據購股權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)根據本公司任何認股權證或任何可轉換為本公司股份之任何證券之條款所附認購權或換股權獲行使而發行股份；(iii)根據本公司不時之組織章程以股代息發行股份；或(iv)根據任何已採納授出或發行本公司股份或可認購本公司股份之任何購股權計劃或類似安排而發行股份），不得超過於本決議案獲通過當日本公司已發行股本面值總額之20%，而上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例或本公司之組織章程規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「供股」乃指於本公司董事會於所定期間內，向於指定記錄日期在名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會有權就零碎股權或香港以外地區適用於本公司之法例所定之限制或責任，或任何認可監管機關或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮及酌情通過下列決議案為本公司之普通決議案：

「**動議**待召開本大會之通告所載之第4及第5項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第4項決議案授出之授權而購回之本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第5項決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回之股份數額不得超過於上述決議案獲通過當日本公司之已發行股本面值總額之10%。」

7. 作為特別事項，考慮及酌情通過下列決議案為特別決議案：

特別決議案

「**動議**修訂本公司之現有組織章程，方式為刪除第92條之最後一句並以下列新句子取代：

「由董事會委任之任何董事只可任職至本公司下一次舉行之股東大會（適用於填補臨時空缺之董事）或任職至本公司下一屆股東週年大會（適用於加入董事會之董事），並將於該大會上膺選連任。」

承董事會命
主席
蔡東晨

香港，二零零六年五月二日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經由公證人證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處（地址為香港灣仔港灣道18號中環廣場38樓3805室），方為有效。

3. 就本通告事項2而言，本公司董事會建議重選退任董事（分別為岳進先生、馮振英先生、翟健文先生、霍振興先生及郭世昌先生）為本公司董事。上述退任董事之詳情載於二零零六年五月二日致股東之通函附錄二。

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

CHANGES IN DIRECTORSHIP

The Board of Directors (the "Board") of China Pharmaceutical Group Limited (the "Company") announces that (i) Mr. DING Er Gang ("Mr. DING") resigned as executive director and managing director of the Company with effect from 1st December, 2005 for personal reason; and (ii) Mr. CHAK Kin Man ("Mr. CHAK") was appointed as an executive director of the Company with effect from 1st December, 2005. Mr. DING has confirmed that there are no other matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation as executive director and managing director of the Company.

Mr. CHAK, aged 39, joined the Company in 1999 as financial controller. Mr. CHAK is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. He has a Bachelor of Social Sciences degree from the University of Hong Kong and has more than 16 years of experience in auditing and financial management.

There is no service contract entered into between the Company and Mr. CHAK. He is not appointed for a specific term and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. His remuneration is to be determined by the shareholders of the Company at the annual general meeting with reference to the prevailing market practice, the Company's remuneration policy, his duties and responsibilities with the group and his contribution to the group.

Save as disclosed above, Mr. CHAK has not held any directorship in any public listed companies in the last three years or any other positions with the group and does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, apart from having a personal interest of 4,000 shares in the Company, Mr. CHAK does not have any other interests in shares within the meaning of Part XV of the SFO.

The Board confirms that there are no other matters relating to the appointment of executive director that need to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to thank Mr. DING for his contribution to the Company during his tenure of office and welcome Mr. CHAK to join the Board.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 1st December, 2005

As at the date of this announcement, the Company comprises seven executive directors, namely Mr. CAI Dong Chen (Chairman), Mr. FENG Zhen Ying, Mr. WEI Fu Min, Mr. YUE Jin, Mr. YAO Shi An, Mr. JI Jian Ming and Mr. CHAK Kin Man; one non-executive director, namely Mr. LEE Ka Sze, Carmelo and four independent non-executive directors, namely Mr. GUO Shi Chang, Mr. HUO Zhen Xing, Mr. QI Mou Jia and Mr. CHAN Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

UNAUDITED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

The Board of Directors of China Pharmaceutical Group Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the nine months ended September 30, 2005 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT
For the nine months ended September 30, 2005

	For the nine months ended September 30, 2005 (Unaudited) HK$'000	2004 (Unaudited and restated) HK$'000
Turnover	2,288,276	1,710,887
Cost of sales	(1,770,685)	(1,240,844)
Gross profit	517,591	470,043
Other operating income	15,641	6,926
Distribution costs	(124,340)	(92,286)
Administrative expenses	(215,668)	(160,825)
Other operating expenses	(16,177)	(5,359)
Profit from operations	177,047	218,499
Share of (loss) profit of a jointly controlled entity	(543)	2,655
Finance costs	(46,040)	(17,209)
Profit before taxation	130,464	203,945
Income tax expenses	(6,598)	(18,716)
Profit for the period	123,866	185,229
Attributable to:		
Equity holders of the Company	123,847	184,926
Minority interests	19	303
	123,866	185,229
Basic earnings per share	HK8.05 cents	HK12.02 cents

Notes:

1. The accounting policies adopted are consistent with those disclosed in the 2005 interim report of the Company.

2. The calculation of the basic earnings per share for the nine months ended September 30, 2005 is based on the profit attributable to equity holders of the Company of HK$123,847,000 (2004: HK$184,926,000) and 1,538,124,661 shares (2004: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share was presented for the nine months ended September 30, 2005 and 2004 as there was no potential ordinary share in issue during the periods.

3. The comparative figure for share of (loss) profit of a jointly controlled entity has been changed to include the Company's share of taxation of the jointly controlled entity.

4. The unaudited consolidated results for the nine months ended September 30, 2005 have been reviewed by the Company's external auditors in accordance with the Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the audit committee of the Company.

ANALYSIS OF TURNOVER AND OPERATING PROFIT

For the nine months ended September 30, 2005

	Bulk Drugs						
	Vitamin C series HK$'000	Penicillin series HK$'000	Cephalosporin series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	545,291	312,889	605,473	819,584	5,039	-	2,288,276
Inter-segment sales	-	157,043	106,116	-	-	(263,159)	-
TOTAL	545,291	469,932	711,589	819,584	5,039	(263,159)	2,288,276
SEGMENT RESULT	79,421	(14,793)	79,445	62,435	(14,922)		191,586
Unallocated corporate expenses							(14,539)
Profit from operations							177,047

For the nine months ended September 30, 2004

	Bulk Drugs						
	Vitamin C series HK$'000	Penicillin series HK$'000	Cephalosporin series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	429,517	257,047	349,085	673,354	1,884	-	1,710,887
Inter-segment sales	-	138,112	51,930	-	-	(190,042)	-
TOTAL	429,517	395,159	401,015	673,354	1,884	(190,042)	1,710,887
SEGMENT RESULT	153,428	6,385	35,568	44,838	(8,182)		232,037
Unallocated corporate expenses							(13,538)
Profit from operations							218,499

BUSINESS REVIEW

In the third quarter, the average price of vitamin C was US$3.09 per kg and the gross profit margin of the series was 20%. Prices of penicillin products remained low and the gross profit margin of the series in the third quarter was 3%. The average price of 7-ACA stood at US$92.63 per kg in the third quarter and the gross profit margin of the series was 28%. The finished drug business maintained its growing momentum, its revenue for the third quarter amounted to HK$285,816,000 with a gross profit margin of 25%.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, December 7, 2005

As at the date of this announcement, the Board of Directors of the Company comprises seven executive directors, namely Mr. CAI Dong Chen (Chairman), Mr. FENG Zhen Ying, Mr. JI Jian Min, Mr. WEI Fu Min, Mr. YAO Shi An, Mr. YUE Jin and Mr. CHAK Kin Man; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Chan Siu Keung, Leonard, Mr. Guo Shi Chang, Mr. Huo Zhen Xing and Mr. Qi Mou Jia.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

2005 RESULTS ANNOUNCEMENT

The Board of Directors of China Pharmaceutical Group Limited (the "Company") submits the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2005

	Notes	2005 *HK$'000*	2004 *HK$'000* (Restated)
Revenue	2	3,192,065	2,450,649
Cost of sales		(2,498,501)	(1,819,804)
Gross profit		693,564	630,845
Other income		21,157	14,677
Distribution costs		(182,723)	(131,453)
Administrative expenses		(293,231)	(230,004)
Other expenses		(20,537)	(10,948)
Share of results of a jointly controlled entity		(1,099)	3,419
Finance costs		(68,139)	(27,959)
Profit before tax	3	148,992	248,577
Income tax	4	7,301	(3,185)
Profit for the year		156,293	245,392
Attributable to:			
Equity holders of the Company		156,518	245,011
Minority interests		(225)	381
		156,293	245,392
Dividend	5	–	–
Basic earnings per share	6	HK10.18 cents	HK15.93 cents

CONSOLIDATED BALANCE SHEET
At December 31, 2005

	Notes	2005 *HK$'000*	2004 *HK$'000* (Restated)
Non-current assets			
Property, plant and equipment		3,176,949	2,908,317
Prepaid lease payments		154,612	101,450
Intangible assets		61,233	69,950
Goodwill		55,764	55,764
Interest in a jointly controlled entity		24,086	24,654
Loan receivable		–	655
Pledged bank deposits		2,428	9,416
Deposits paid for acquisition of property, plant and equipment		–	47,305
		3,475,072	3,217,511
Current assets			
Inventories		756,053	452,855
Trade and other receivables	7	512,987	413,629
Bills receivable		118,281	90,331
Prepaid lease payments		4,474	2,837
Loan receivable		670	795
Tax recoverable		8,096	–
Trade receivables due from related companies		14,393	3,854
Amount due from a jointly controlled entity		17,047	16,806
Pledged bank deposits		–	7,282
Bank balances and cash		472,706	501,346
		1,904,707	1,489,735
Current liabilities			
Trade and other payables	8	974,756	861,340
Bills payable		403,876	388,040
Amounts due to related companies		4,146	58,423
Trade payable due to a jointly controlled entity		3,107	4,414
Tax liabilities		7,328	3,892
Bank loans – due within one year		344,804	249,813
		1,738,017	1,565,922
Net current assets (liabilities)		166,690	(76,187)
Total assets less current liabilities		3,641,762	3,141,324
Non-current liabilities			
Loans from ultimate holding company		55,488	54,818
Bank loans – due after one year		1,090,746	817,409
		1,146,234	872,227
		2,495,528	2,269,097
Capital and reserves			
Share capital		153,812	153,812
Reserves		2,331,020	2,105,227
Equity attributable to equity holders of the Company		2,484,832	2,259,039
Minority interests		10,696	10,058
		2,495,528	2,269,097

Notes:

1. **Accounting policies**

The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants.

In the current year, the Group has applied, for the first time, a number of new HKFRSs that are effective for accounting periods beginning on or after January 1, 2005. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas:

(i) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests and share of tax of the jointly controlled entity.

(ii) The Group has applied the relevant transitional provisions in HKFRS 3 "Business Combinations". Goodwill previously recognized in reserves of HK$167,254,000 as at January 1, 2005 continues to be held in reserves and will be transferred to the retained profits of the Group at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired. With respect to goodwill previously capitalised on the balance sheet, the Group on January 1, 2005 eliminated the carrying amount of the related accumulated amortisation of HK$7,897,000 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from January 1, 2005 onwards and such goodwill will be tested for impairment at least annually.

(iii) Under HKAS 17 "Leases", the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. The leasehold interests in land are reclassified to prepaid lease payments under operation leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

(iv) Prior to the application of HKAS 39 "Financial Instruments: Recognition and Measurement", an interest-free non-current loan from ultimate holding company was stated at the nominal amount. HKSA 39 requires all financial assets and financial liabilities to be measured at fair value on initial recognition. Such interest-free loan is measured at amortised cost determined using the effective interest method at subsequent balance sheet dates.

The effects of the changes in the accounting policies on the results are as follows:

	Effect of adopting	2005 *HK$'000*	2004 *HK$'000*
Non-amortisation of goodwill	HKFRS 3	3,183	–
Imputed interest expenese on non-current interest-free loan from ultimate holding company	HKAS 39	(278)	–
Share of results of a jointly controlled entity	HKAS 1	–	(589)
Income tax	HKAS 1	–	589
Increase in profit for the year		2,905	–

2. **Turnover and segment information**

The Group's principal activity is the manufacture and sale of pharmaceutical products and its segment information by products is presented below:

For the year ended December 31, 2005

	Bulk Drugs: Penicillin series *HK$'000*	Bulk Drugs: Cephalosporin series *HK$'000*	Bulk Drugs: Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	525,091	855,131	692,507	1,109,971	9,365	–	3,192,065
Inter-segment sales	219,615	137,039	–	–	–	(356,654)	–
TOTAL	744,706	992,170	692,507	1,109,971	9,365	(356,654)	3,192,065
SEGMENT RESULTS	(9,220)	117,849	87,840	63,131	(21,728)		237,872
Unallocated corporate expenses							(19,642)
							218,230
Share of results of a jointly controlled entity					(1,099)		(1,099)
Finance costs							(68,139)
Profit before tax							148,992
Income tax							7,301
Profit for the year							156,293

For the year ended December 31, 2004

	Bulk Drugs: Penicillin series *HK$'000*	Bulk Drugs: Cephalosporin series *HK$'000*	Bulk Drugs: Vitamin C series *HK$'000*	Finished Drugs *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
REVENUE							
External sales	360,782	504,670	626,124	947,785	11,288	–	2,450,649
Inter-segment sales	184,779	90,872	–	–	–	(275,651)	–
TOTAL	545,561	595,542	626,124	947,785	11,288	(275,651)	2,450,649
SEGMENT RESULTS	5,307	34,625	189,694	67,965	(4,326)		293,265
Unallocated corporate expenses							(20,148)
							273,117
Share of results of a jointly controlled entity					3,419		3,419
Finance costs							(27,959)
Profit before tax							248,577
Income tax							(3,185)
Profit for the year							245,392

3. Profit before tax

	2005 *HK$'000*	2004 *HK$'000*
Profit before tax has been arrived at after charging (crediting):		
Amortisation (included in administrative expenses) of:		
– intangible assets	16,585	12,405
– goodwill	–	3,183
Amortisation of prepaid lease payments	4,474	5,615
Depreciation of property, plant and equipment	245,456	162,621
Interest income	(2,687)	(2,454)

4. Income tax

	2005 *HK$'000*	2004 *HK$'000*
The tax (credit) charge comprises:		
PRC Enterprise Income Tax		
– current year	19,335	36,711
– overprovision in prior years	(3,813)	(11,393)
– tax credits/refunds	(22,823)	(22,133)
	(7,301)	3,185

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both years.

Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years.

In addition, pursuant to approvals granted by the relevant tax authorities, certain PRC subsidiaries of the Company were granted tax credits/refunds which were mainly derived from the following activities:

a) Two subsidiaries of the Company were entitled to tax refunds on the basis that such subsidiaries have, instead of making distributions to its foreign shareholders, re-invested certain distributable reserves as capital contributions to two PRC subsidiaries set up in previous years.

b) Tax credits resulted from the purchase of plant and equipment manufactured in the PRC by certain subsidiaries of the Company. The tax credits are calculated with reference to 40% of the cost of the qualifying plant and equipment approved by the relevant tax authority. Such credits can be used to offset against current and future tax charges of the subsidiaries, subject to certain conditions as specified in each approval document from the relevant tax authorities.

The income tax for both years represents income tax provision which has taken into account of the above-mentioned tax incentives.

At the balance sheet date, the Group had unused tax losses of HK$51,376,000 (2004: HK$69,000) available for offset against future profits. No deferred tax asset has been recognized in respect of such losses due to the unpredictability of future profit streams. The unrecognised tax losses will expire in 2010.

There was no other significant unprovided deferred taxation for the year or at the balance sheet date.

5. Dividend

The Board of Directors does not recommend the payment of a final dividend for the year ended December 31, 2005 (2004: Nil).

An amount of HK$107,669,000 was paid in 2004 in respect of the final dividend of HK7.0 cents per share for the year ended December 31, 2003.

6. Earnings per share

The calculation of the basic earnings per share attributable to the equity holders of the Company for the year ended December 31, 2005 is based on the profit for the year of HK$156,518,000 (2004: HK$245,011,000) and the 1,538,124,661 shares (2004: 1,538,124,661 shares) in issue during the year.

No diluted earnings per share is presented for the years ended December 31, 2005 and 2004 as there was no potential ordinary shares in issue during both years.

7. Trade and other receivables

The Group allows a credit period from 30 days to 90 days to its trade customers. The following is an aged analysis of trade receivables net of allowances at the balance sheet date:

	2005 *HK$'000*	2004 *HK$'000*
0 to 90 days	353,927	334,482
91 to 180 days	24,436	20,719
181 to 365 days	829	1,952
	379,192	357,153
Other receivables	133,795	56,476
	512,987	413,629

8. Trade and other payables

The following is an aged analysis of trade payables at the balance sheet date:

	2005 *HK$'000*	2004 *HK$'000*
0 to 90 days	383,495	313,984
91 to 180 days	69,611	42,197
181 to 365 days	26,432	18,727
More than 365 days	19,395	18,358
	498,933	393,266
Other payables	475,823	468,074
	974,756	861,340

BUSINESS REVIEW AND OUTLOOK

Vitamin C Series

The total output of this series for the year amounted to 28,655 tonnes, an increase of 56% over last year. Following the significant expansion of the production capacity in the PRC, price of vitamin C had been continuously under pressure. The average price of vitamin C decreased from US$ 3.61 per kg at the beginning of the year to US$2.94 per kg at the end of the year. The average price for the whole year was US$3.24 per kg, a decrease of 24% as compared with US$4.26 per kg in the previous year. The gross profit margin of the entire series decreased from 41.8% in the previous year to 25.6% in the current year.

In view of the existing production capacity in the PRC, it is expected that the weak price will last some time. The Group will continue to expand its customer base and strengthen the business relations with its existing customers. We will also increase the proportion of our downstream products according to market demand in order to improve profitability of this series.

Penicillin Series

The total output of this series for the year amounted to 7,279 tonnes, an increase of 60% over last year. Owing to the intense market competition and the excessive production capacity, prices remained low. The average prices of penicillin industrial salt and amoxicillin for the year were US$9.27 and US$21.26 per kg respectively. The gross profit margin of the entire series decreased from 15.9% in the previous year to 6.9% in the current year. Market consolidation still persists. However, the gradual increase in the utilization rate of the Group's production lines in Inner Mongolia will help improve the performance of this series.

Cephalosporin Series

The total output of this series for the year amounted to 1,438 tonnes, an increase of 66% over last year. Demand for 7-ACA was strong in the current year and the price went up correspondingly. The average price of 7-ACA for the year was US$92.82 per kg, an increase of 9% as compared with US$85.13 per kg in the previous year. The gross profit margin of the entire series increased from 17.8% in the previous year to 24.4% in the current year.

Since the production capacity of 7-ACA in the PRC has increased significantly in the current year, excessive supply starts to develop. It is expected that product prices will be increasingly under pressure. At the beginning of 2006, the price of 7-ACA has declined to approximately US$83 per kg.

Finished Drugs

Despite of the fierce market competition, this business unit still recorded a growth rate of 17% in the current year. Revenue increased to HK$1,110 million with a gross profit margin of 24.2%. While the sales revenue was increasing, distribution costs also increased substantially, thereby bringing down the operating profit of this business unit to HK$63 million in the current year, a decrease of 7% over last year.

Market competition is expected to remain fierce. The Group will continue to implement effective sales strategies so as to strive for business growth.

Patent Drug

The clinical trials of the patent drug, butylphthalide, in the PRC have been finished. The drug was launched to the market in the second half of the year and market response was desirable initially. As market build-up work is still in its early stage, this business unit is not expected to contribute considerable profit in the short term.

FINANCIAL REVIEW

Liquidity and Financial Position

In 2005, the Group's operating activities generated a net cash inflow of HK$186,908,000. Capital expenditure reached HK$539,000,000, which was financed by internal resources and bank loans. At December 31, 2005, the Group's current ratio was 1.10, a slight improvement as compared with 0.95 at the end of previous year. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in the PRC) decreased to 51 days as compared with 59 days in the previous year. As affected by the unfavourable market conditions, inventory turnover period (ratio of inventories balance to cost of goods sold) increased to 110 days as compared with 91 days in the previous year.

At December 31, 2005, the Group had total borrowings of HK$1,491,038,000 (comprising bank loans of HK$1,435,550,000 and loans from ultimate holding company of HK$55,488,000). The maturity profile of the total borrowings spreads over a period of four years with HK$344,804,000 repayable within one year and HK$1,146,234,000 between one to four years. Net gearing ratio was 41%, which was calculated on the basis of the Group's total borrowings net of bank balances and cash of HK$475,134,000 over equity at the balance sheet date.

45% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 55% in Renminbi. The Group's revenues are either in Renminbi or in US dollars. Our exposure to foreign exchange rate fluctuations is limited as the exchange rates between these currencies are relatively stable.

Pledge of Assets

At December 31, 2005, bank balances of HK$2,428,000 and bills receivable of HK$3,828,000 were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

As disclosed in the Company's press announcement dated February 22, 2005, the Company and one of its subsidiary are named as, among others, defendants in certain antitrust complaints filed in the United States of America ("United States"). These antitrust complaints alleged that certain manufacturers of vitamin C in the PRC have since at least December 2001 conspired to control prices and volume of exports of vitamin C to the United States and elsewhere in the world and that as such have been in violation of the antitrust laws in the United States. It is alleged in the antitrust complaints that the purchasers of vitamin C in the United States paid more for vitamin C than they would have paid in the absence of the alleged conspiracy and, therefore, suffered losses. The plaintiffs (purportedly as representatives of classes of similar plaintiffs) seek treble unspecified damages and other relief. Subsequent to the above-mentioned press announcement, there were some other complaints with the same nature as the above-mentioned antitrust complaints filed in the United States. Up to the date of this announcement, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors of the Company are of the view that the allegations in the antitrust complaints are without merits and, the directors of the Company intend to contest to the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

EMPLOYEES

At the balance sheet date, the Group had about 12,098 employees and the majority of them are employed in the PRC. The Group offers competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

CORPORATE GOVERNANCE

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange during the year ended December 31, 2005 with certain deviations from code provision A.2.1.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. Prior to December 1, 2005, Mr. Cai Dong Chen was the chairman and Mr. Ding Er Gang was the managing director of the Company with their roles separate. Since the resignation of Mr. Ding as executive director and managing director of the Company on December 1, 2005, Mr. Cai has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

REVIEW OF ACCOUNTS

The Audit Committee has reviewed the Group's consolidated financial statements for the year ended December 31, 2005 in conjunction with the external auditors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, April 11, 2006

As at the date of this announcement, the Board of Directors of the Company comprises seven executive directors, namely Mr. CAI Dong Chen, Mr. WEI Fu Min, Mr. YUE Jin, Mr. JI Jian Ming, Mr. YAO Shi An, Mr. FENG Zhen Ying and Mr. CHAK Kin Man; one non-executive director, namely Mr. LEE Ka Sze, Carmelo and four independent non-executive directors, namely, Mr. HUO Zhen Xing, Mr. QI Mou Jia, Mr. GUO Shi Chang and Mr. CHAN Siu Keung, Leonard.

RECEIVED

中國製藥集團有限公司
China Pharmaceutical Group Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

UNAUDITED RESULTS
FOR THE THREE MONTHS ENDED MARCH 31, 2006

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the three months ended March 31, 2006 in line with its current practice to publish the Group's quarterly financial results.

CONSOLIDATED INCOME STATEMENT
For the three months ended March 31, 2006

	For the three months ended March 31, 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
Revenue	912,936	724,242
Cost of sales	(742,605)	(545,373)
Gross profit	170,331	178,869
Other income	12,348	4,781
Distribution costs	(56,527)	(36,969)
Administrative expenses	(82,377)	(72,014)
Other expenses	(4,569)	(13,969)
Profit from operations	39,206	60,698
Finance costs	(23,458)	(10,992)
Share of profit of a jointly controlled entity	791	88
Profit before tax	16,539	49,794
Income tax	(1,770)	(2,543)
Profit for the period	14,769	47,251
Attributable to:		
Equity holders of the Company	14,725	47,298
Minority interests	44	(47)
	14,769	47,251
Basic earnings per share	HK0.96 cents	HK3.08 cents
Dividend	-	-

Notes:

1. The accounting policies adopted in preparation of the financial data for the first quarter of 2006 are consistent with those disclosed in the 2005 annual report of the Company.

2. The calculation of the basic earnings per share for the three months ended March 31, 2006 is based on the profit attributable to equity holders of the Company of HK$14,725,000 (three months ended March 31, 2005: HK$47,298,000) and 1,538,124,661 shares (three months ended March 31, 2005: 1,538,124,661 shares) in issue during the period.

   No diluted earnings per share is presented for the three months ended March 31, 2006 and 2005 as there was no potential ordinary shares in issue during both periods.

3. The directors resolved not to declare an interim dividend for the three months ended March 31, 2006 (three months ended March 31, 2005: Nil).

4. The financial data for the first quarter of 2006 is based on the internal records and management accounts of the Group and has not been reviewed or audited by the external auditors of the Company.

REVENUE AND SEGMENT INFORMATION

The Group's principal activity is the manufacture and sale of pharmaceutical products and its segment information by products is presented below:

For the three months ended March 31, 2006

	Bulk Drugs: Penicillin series HK$'000	Bulk Drugs: Cephalosporin series HK$'000	Bulk Drugs: Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	206,282	217,759	151,811	334,516	2,568	-	912,936
Inter-segment sales	43,514	28,080	138	-	-	(71,732)	-
TOTAL	249,796	245,839	151,949	334,516	2,568	(71,732)	912,936
SEGMENT RESULTS	9,491	26,290	(3,278)	16,068	(5,380)		43,191
Unallocated corporate expenses							(3,985)
Profit from operations							39,206

For the three months ended March 31, 2005

	Bulk Drugs: Penicillin series HK$'000	Bulk Drugs: Cephalosporin series HK$'000	Bulk Drugs: Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	68,328	179,116	200,519	275,485	794	-	724,242
Inter-segment sales	54,065	31,617	-	-	-	(85,682)	-
TOTAL	122,393	210,733	200,519	275,485	794	(85,682)	724,242
SEGMENT RESULTS	(5,835)	4,660	47,362	23,839	(4,453)		65,573
Unallocated corporate expenses							(4,875)
Profit from operations							60,698

BUSINESS REVIEW

In the first quarter of 2006, the average price of vitamin C was US$2.91 per kg and the gross profit margin of the series was 13.7%. The average prices of penicillin industrial salt and amoxicillin in the first quarter were US$9.04 and US$21.08 per kg respectively, whereas the gross profit margin of the series was 10.4%. The average price of 7-ACA dropped to US$84.01 per kg in the first quarter and the gross profit margin of the series was 22.3%. Revenue of the finished drug business increased to HK$334.5 million in the first quarter with a gross profit margin of 23.5%.

The market conditions for both bulk drug and finished drug businesses are still difficult, product prices are expected to remain under pressure.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, June 15, 2006

As at the date of this announcement, the Board of Directors of the Company comprises seven executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Min, Mr. Yao Shi An, Mr. Feng Zhen Ying and Mr. Chak Kin Man; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 1093)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the ''Board'') of China Pharmaceutical Group Limited (the ''Company'') announces that Mr. YAO Shi An (''Mr. YAO'') resigned as an executive director of the Company with effect from 20th June, 2006 for personal reason. Mr. YAO has confirmed that there are no other matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation as an executive director of the Company.

The Company would like to take this opportunity to thank Mr. YAO for his contribution to the Company during his tenure of office.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 20th June, 2006

As at the date of this announcement, the Board of the Company comprises six executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Ming, Mr. Feng Zhen Ying and Mr. Chak Kin Man; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical Group Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1093)

2006 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of China Pharmaceutical Group Limited (the "Company") announces the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT

	For the six months ended June 30, 2006 HK$'000 (Unaudited)	2005 HK$'000 (Unaudited)
Revenue	1,749,634	1,442,643
Cost of sales	(1,427,681)	(1,102,790)
Gross profit	321,953	339,853
Other income	17,336	5,982
Distribution costs	(111,253)	(71,106)
Administrative expenses	(156,279)	(141,406)
Other expenses	(4,757)	(14,078)
Share of results of a jointly controlled entity	783	(438)
Finance costs	(48,115)	(25,575)
Profit before tax	19,668	93,232
Income tax expense	(3,068)	(7,665)
Profit for the period	16,600	85,567
Attributable to:		
Equity holders of the Company	16,642	85,571
Minority interests	(42)	(4)
	16,600	85,567
Dividend	-	-
Earnings per share – Basic	HK1.08 cents	HK5.56 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30, 2006 HK$'000 (Unaudited)	December 31, 2005 HK$'000 (Audited)
Non-current assets		
Property, plant and equipment	3,084,132	3,176,949
Prepaid lease payments	137,871	154,612
Intangible assets	55,580	61,233
Goodwill	55,764	55,764
Interest in a jointly controlled entity	24,869	24,086
Pledged bank deposits	3,746	2,428
	3,361,962	3,475,072
Current assets		
Inventories	656,253	756,053
Trade and other receivables	705,415	512,987
Bills receivable	145,421	118,281
Prepaid lease payments	4,174	4,474
Loan receivable	670	670
Tax recoverable	176	8,096
Trade receivables due from related companies	62	14,393
Amount due from a jointly controlled entity	17,817	17,047
Pledged bank deposits	5,518	-
Bank balances and cash	369,997	472,706
	1,905,503	1,904,707
Current liabilities		
Trade and other payables	892,860	974,756
Bills payable	333,805	403,876
Amounts due to related companies	8,128	4,146
Trade payable due to a jointly controlled entity	-	3,107
Tax liabilities	16,607	7,328
Bank loans – due within one year	767,024	344,804
	2,018,424	1,738,017
Net current (liabilities) assets	(112,921)	166,690
Total assets less current liabilities	3,249,041	3,641,762
Non-current liabilities		
Loans from ultimate holding company	55,627	55,488
Bank loans – due after one year	682,880	1,090,746
	738,507	1,146,234
	2,510,534	2,495,528
Capital and reserves		
Share capital	153,812	153,812
Reserves	2,347,662	2,331,020
Equity attributable to equity holders of the Company	2,501,474	2,484,832
Minority interests	9,060	10,696
	2,510,534	2,495,528

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Basis of preparation and accounting policies**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The condensed financial statements have been prepared under the historical cost basis.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended December 31, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards, amendments to Hong Kong Accounting Standards and Interpretations (hereinafter collectively referred to as the "new HKFRSs") issued by the HKICPA that are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The application of the new HKFRSs has had no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

2. **Revenue and segment information**

Business segments

The Group reports its primary segment information by products, segment information about these products is presented below:

For the six months ended June 30, 2006

	Bulk Drugs: Penicillin series HK$'000	Bulk Drugs: Cephalosporin series HK$'000	Bulk Drugs: Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	442,370	361,006	303,111	636,057	7,090	-	1,749,634
Inter-segment sales	104,552	57,217	319	-	-	(162,088)	-
TOTAL REVENUE	546,922	418,223	303,430	636,057	7,090	(162,088)	1,749,634
SEGMENT RESULTS	24,196	33,570	2,581	26,972	(12,176)		75,143
Unallocated corporate expenses							(8,143)
Share of results of a jointly controlled entity					783		783
Finance costs							(48,115)
Profit before tax							19,668
Income tax expenses							(3,068)
Profit for the period							16,600

Inter-segment sales are charged at prevailing market rates.

For the six months ended June 30, 2005

	Bulk Drugs: Penicillin series HK$'000	Bulk Drugs: Cephalosporin series HK$'000	Bulk Drugs: Vitamin C series HK$'000	Finished Drugs HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE							
External sales	158,960	376,431	370,174	533,768	3,310	-	1,442,643
Inter-segment sales	115,811	72,916	-	-	-	(188,727)	-
TOTAL REVENUE	274,771	449,347	370,174	533,768	3,310	(188,727)	1,442,643
SEGMENT RESULTS	(12,227)	33,900	71,902	44,887	(8,395)		130,067
Unallocated corporate expenses							(10,822)
Share of results of a jointly controlled entity					(438)		(438)
Finance costs							(25,575)
Profit before tax							93,232
Income tax expenses							(7,665)
Profit for the period							85,567

Inter-segment sales are charged at prevailing market rates.

Geographical segments

	For the six months ended June 30, 2006 HK$'000	2005 HK$'000
REVENUE		
The People's Republic of China (the "PRC")	1,226,593	1,001,769
Asia other than the PRC	284,474	214,842
Europe	125,573	128,002
America	103,136	84,772
Others	9,858	13,258
	1,749,634	1,442,643

3. **Profit before tax**

	For the six months ended June 30, 2006 HK$'000	2005 HK$'000
Profit before tax has been arrived at after charging (crediting):		
Amortisation of intangible assets	10,297	7,418
Amortisation of prepaid lease payments	2,087	1,748
Depreciation of property, plant and equipment	153,297	106,762
Loss on disposal of property, plant and equipment	29	12,620
Research and development expenses	3,626	5,039
Share of tax of a jointly controlled entity	187	22
Interest income	(1,517)	(1,390)

4. **Income tax expense**

The charge comprises PRC Enterprise Income Tax for both periods.

No Hong Kong Profits Tax is payable by the Company nor its Hong Kong subsidiaries since they either had no assessable profits or incurred tax losses for both periods. Taxation arising in other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Company are entitled to exemption and relief from PRC income tax starting from their first profit-making years. The income tax expenses for both periods represent income tax provision which has taken into account of the tax incentive.

There was no significant unprovided deferred tax for the period or at the balance sheet date.

5. **Dividend**

No dividends were paid during the period. The directors do not recommend the payment of an interim dividend.

6. **Earnings per share**

The calculation of the basic earnings per share attributable to the equity holders of the Company for the six months ended June 30, 2006 is based on the following data:

	For the six months ended June 30, 2006	2005
Profit for the period attributable to equity holders of the Company	HK$16,642,000	HK$85,571,000
Number of ordinary shares for the purposes of basic earnings per share	1,538,124,661	1,538,124,661

No diluted earnings per share has been presented for the six months ended June 30, 2006 and 2005 as there was no potential ordinary shares in issue during both periods.

7. **Trade and other receivables/Bills receivable**

The Group allows a credit period from 30 days to 90 days to its trade customers. An aged analysis of trade receivables net of allowances is as follows:

	June 30, 2006 *HK$'000*	December 31, 2005 *HK$'000*
0 to 90 days	457,059	353,927
91 to 180 days	51,074	24,436
181 to 365 days	6,968	829
	515,101	379,192
Other receivables	190,314	133,795
	705,415	512,987

At balance sheet date, the amount of the Group's bills receivable was aged within one year.

8. **Trade and other payables/Bills payable**

An aged analysis of trade payables is as follows:

	June 30, 2006 *HK$'000*	December 31, 2005 *HK$'000*
0 to 90 days	344,798	383,495
91 to 180 days	89,646	69,611
181 to 365 days	28,637	26,432
More than 365 days	19,201	19,395
	482,282	498,933
Other payables	410,578	475,823
	892,860	974,756

At balance sheet date, the amount of the Group's bills payable was aged within one year.

BUSINESS REVIEW AND OUTLOOK

Results

For the first half of 2006, the Group's turnover and profit attributable to shareholders of the Company amounted to HK$1,749,634,000 and HK$16,642,000, representing an increase of 21% and a decrease of 81% over the same period of last year respectively.

Vitamin C Series

The total output of this series for the period amounted to 11,807 tonnes, a decrease of 20% over the same period of last year. Product prices continued to decline during the period. For the first and second quarters of the year, the average prices of vitamin C were US$2.91 and US$2.79 per kg respectively. The gross profit margin of the entire series decreased from 31.3% in the same period of last year to 15.9% in the current period. Under the current relatively low price level, the output of the manufacturers has decreased accordingly. It is expected that product prices would become stable.

Penicillin Series

The total output of this series for the period amounted to 4,388 tonnes, an increase of 71% over the same period of last year. Product prices were relatively stable during the current period. For the first half of the year, the average prices of penicillin industrial salt, amoxicillin and 6-APA were US$9.15, US$20.93 and US$20.04 per kg respectively. Production costs were decreased due to the increasing utilization rate of the production lines in Inner Mongolia. The gross profit margin of the entire series increased from 9.4% in the same period of last year to 12.4% in the current period. It is expected that market condition will improve gradually and product prices would be able to rebound.

Cephalosporin Series

The total output of this series for the period amounted to 634 tonnes, approximately the same level of the corresponding period of last year. Being affected by the significant increase in market supply, product prices dropped sharply during the period. The average prices of 7-ACA in the first and second quarters of the year were US$84.01 and US$74.37 per kg respectively. With the reduction of production costs, the gross profit margin of the entire series only decreased from 20.5% in the same period of last year to 20.0% in the current period. It is expected that product prices would continue to be under pressure.

Finished Drugs

Though market competition remained fierce, the revenue of this business managed to grow by 19% as compared with the same period of last year. Gross profit margin decreased from 24.7% in the same period of last year to 22.6% in the current period. However, the significant increase in distribution costs has brought down the operating profit as compared with the same period of last year. Market competition is expected to remain fierce and the profitability of this business may further decline.

Patent Drug

The patent drug, butylphthalide, which was launched to the market last year, achieved a desirable growth in sales during the period. However, as market build-up work was still in its early stage, this business recorded a loss in the current period.

In order to speed up the development of butylphthalide in overseas markets, the Group entered into a license agreement with an overseas pharmaceutical company during the period. Pursuant to the agreement, the overseas pharmaceutical company is responsible for applying overseas accreditation for the patent drug and developing markets in America and Europe. The Group will receive milestone payments and royalties according to the progress of the overseas accreditation application and future sales.

FINANCIAL REVIEW

Liquidity and Financial Position

Certain long-term bank loans will be due for repayment starting from current year, so parts of the loans were classified as current liabilities at the balance sheet date. As a result, the Group's current ratio fell to 0.94 at June 30, 2006. The Group will seek to improve its liquidity position by arranging new banking facilities. Debtor turnover period (ratio of the total of trade receivables and bills receivable balance to sales, inclusive of value added tax for sales in PRC) increased to 61 days as compared to 51 days in 2005. Inventory turnover period (ratio of inventories balance to cost of goods sold) decreased from 110 days in 2005 to 83 days in current period. For the first half of 2006, the capital expenditure of the Group was HK$66,489,000.

At June 30, 2006, the Group had total borrowings of HK$1,505,531,000 (comprising bank loans of HK$1,449,904,000 and loans from ultimate holding company of HK$55,627,000). The maturity profile of the total borrowings spreads over a period of three years with HK$767,024,000 repayable within one year. Net gearing ratio was 45%, which was calculated on the basis of the Group's total borrowings net of bank deposits, bank balances and cash of HK$379,261,000 over equity at the balance sheet date.

45% of the Group's borrowings is denominated in Hong Kong dollars and the remaining 55% in Renminbi. The Group's revenues are mainly either in Renminbi or in US dollars. The Group is of the view that its exposure to foreign exchange rate risk is limited.

Pledge of Assets

At June 30, 2006, bank deposits of HK$9,264,000 (December 31, 2005: bank deposits of HK$2,428,000 and bills receivable of HK$3,828,000) were pledged to banks to secure banking facilities granted to the Group.

Contingent Liabilities

(i) The Company and one of its subsidiary are named as, among others, defendants in a number of antitrust complaints filed in The United States of America. The details of the antitrust complaints have been set out in the financial statements of the Company for the year ended December 31, 2005. As at June 30, 2006, three of the antitrust complaints have been served on the Company and the subsidiary.

The directors of the Company are of the view that the allegations in the antitrust complaints are without merit and the directors of the Company intend to contest the claims set out in the antitrust complaints vigorously. The Group has appointed legal advisors to advise them in the legal proceedings and the outcome of the antitrust complaints cannot be estimated with certainty at this stage.

(ii) At the beginning of 2006, an anti-dumping investigation of Penicillin-G was initiated by the Department of Commerce, Government of India. Two subsidiaries of the Company were invited to provide information for the investigation so as to determine the existence, degree and effect of alleged dumping of the above-mentioned product. On April 28, 2006, the investigation was withdrawn by the Department of Commerce, Government of India. In the opinion of the directors, there is no contingent liability on this investigation as at June 30, 2006.

Employees

At the balance sheet date, the Group has about 12,338 employees, the majority of them are employed in the PRC. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to staff based on the performance of the Group and the individual employee.

CORPORATE GOVERNANCE

The Company has complied with the code provisions in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules during the six months ended June 30, 2006 with certain deviations as set out below.

Code provision A.2.1 stipulates that the roles of the chairman and managing director should be separate and should not be performed by the same individual. As disclosed in the 2005 annual report of the Company, Mr. Cai Dong Chen has assumed both roles as the chairman and managing director of the Company. The Company believes that vesting both roles in Mr. Cai will allow for more effective planning and execution of business strategies. As all major decisions are made in consultation with members of the Board, the Company believes that there is adequate balance of power and authority in place.

REVIEW OF INTERIM RESULTS

The interim results have been reviewed by the external auditors and audit committee of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended June 30, 2006.

By order of the Board
CAI DONG CHEN
Chairman

Hong Kong, September 7, 2006

As at the date of this announcement, the Board of Directors of the Company comprises six executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Min, Mr. Feng Zhen Ying and Mr. Chak Kin Man; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.

中國製藥集團有限公司
China Pharmaceutical
Group Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 1093)

APPOINTMENT OF EXECUTIVE DIRECTORS

The Board of Directors (the "Board") of China Pharmaceutical Group Limited (the "Company") is pleased to announce that Mr. PAN Wei Dong, Mr. LI Zhi Biao and Mr. ZHANG Zheng have been appointed as executive directors of the Company with effect from 1st October, 2006.

Mr. PAN Wei Dong ("Mr. PAN"), aged 36, joined a member of the group in 1994 and is currently the Chief Accountant of the group. He is also a director of Shijiazhuang Pharmaceutical Group Company Limited, the Company's ultimate holding company. Mr. PAN graduated from Shijiazhuang Post College and has more than 15 years of experience in financial management and accounting. Mr. PAN has not held any directorship in any public listed companies in the last three years.

Mr. LI Zhi Biao ("Mr. LI"), aged 42, joined a member of the group in 1991 and is currently the Deputy General Manager of a member of the group. Mr. LI holds a Master degree in Biology from Hebei Normal University and has more than 15 years of business development and marketing experience in the pharmaceutical industry. Mr. LI has not held any directorship in any public listed companies in the last three years.

Mr. ZHANG Zheng ("Mr. ZHANG"), aged 26, joined a member of the group in 2003 and is currently the Assistant to General Manager of a member of the group. Mr. ZHANG holds a Bachelor degree in Business Studies from Charles Sturt University. Mr. ZHANG has not held any directorship in any public listed companies in the last three years.

Save as disclosed above, Mr. PAN, Mr. LI and Mr. ZHANG do not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company and do not hold any positions with the Company or other members of the group.

There is no service contract entered into between the Company and Mr. PAN, Mr. LI and Mr. ZHANG. They are not appointed for a specific term. They are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company.

Each of Mr. PAN, Mr. LI and Mr. ZHANG will receive a monthly remuneration (comprising salary and allowances) of HK$15,311, HK$39,000 and HK$31,314 respectively plus discretionary bonus to be determined by the Board. In addition, each of Mr. PAN, Mr. LI and Mr. ZHANG will receive a director's fee of HK$30,000 per annum for acting as an executive director subject to the approval by the shareholders of the Company at the annual general meeting. The remuneration of the three newly appointed executive directors has been reviewed and approved by the remuneration committee of the Company with reference to the prevailing market practice, the Company's remuneration policy, their duties and responsibilities with the group and their contribution to the group.

As at the date hereof, Mr. PAN, Mr. LI and Mr. ZHANG do not have any interests in the shares of the Company within the meanings of Part XV of the Securities and Futures Ordinance.

Mr. PAN, Mr. LI and Mr. ZHANG have confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with their appointment as executive directors and there are no information that should be disclosed pursuant to rules 13.51(2)(h) to (v) of the Listing Rules. The Board takes this opportunity to welcome Mr. PAN, Mr. LI and Mr. ZHANG to join the Board.

By Order of the Board
CAI Dong Chen
Chairman

Hong Kong, 1st October, 2006

As at the date of this announcement, the Board of Directors of the Company comprises nine executive directors, namely Mr. Cai Dong Chen, Mr. Wei Fu Min, Mr. Yue Jin, Mr. Ji Jian Min, Mr. Feng Zhen Ying, Mr. Chak Kin Man, Mr. Pan Wei Dong, Mr. Li Zhi Biao and Mr. Zhang Zheng; one non-executive director, namely Mr. Lee Ka Sze, Carmelo and four independent non-executive directors, namely Mr. Huo Zhen Xing, Mr. Qi Mou Jia, Mr. Guo Shi Chang and Mr. Chan Siu Keung, Leonard.